UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

POSCO is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-translated documents of POSCO HODLINGS INC.’s 1st Quarter Report for the year 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: June 17, 2022	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President

Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2022 to March 31, 2022)

THIS IS AN ENGLISH TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NON-CONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2022 to March 31, 2022)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Chon, Jung-Son
Chon, Jung-Son
President and Representative Director
POSCO HOLDINGS INC.
POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194
Telephone: +82-54-220-0114

/s/ Han, Young-Ah
Han, Young-Ah
Head of IR team, Senior Vice President
POSCO HOLDINGS INC.
POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194
Telephone: +82-2-3457-0114

I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance

Attachment: Independent auditors’ review reports on consolidated financial statements

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I. OVERVIEW

1.	Scope of Business

A.	POSCO HOLDINGS INC. (the “Company”, Former POSCO)1)

1)

Change of the company name : POSCO (the “Company”) approved the vertical Spin-off plan at the Extraordinary General Meeting of Shareholders as proposed on January 28, 2022 and therefore, the name of the company has changed from ‘POSCO’ to ‘POSCO HODLINGS INC.’ as of March 2, 2022.

The Company’s business scope is as follows:

Before the vertical Spin-off (Beginning of 2022)	After the vertical Spin-off (As of the date of submission)
(1) To manufacture, market, promote, sell and distribute iron, steel and rolled products;	(1) To engage in holding business of controlling the business of, and guiding, organizing and improving the management of, subsidiaries by acquiring and owning the shares or ownership interests in subsidiaries (including sub-subsidiaries and companies controlled by such sub-subsidiaries; collectively “subsidiaries”);
(2) To engage in harbor loading and unloading, transportation and warehousing businesses;
(3) To engage in the management of professional athletic organizations;
(4) To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;	(2) To engage in the management and licensing of intellectual property rights including brands and trademarks;
(5) To engage in leasing of real estate and distribution businesses;	(3) To engage in the investment related to start-up assistance and new technology;
(6) To engage in the supply of district heating business;	(4) To engage in market research, management advisory and consulting services;
(7) To engage in marine transportation, processing and sales of minerals within or outside of Korea;	(5) To engage in technology research and commissioned services;
(8) To engage in educational service and other services related to business;	(6) To engage in matters entrusted by subsidiaries to assist the subsidiaries’ businesses;
(9) To engage in manufacture, process and sale of non-ferrous metal;	(7) To engage in the supply of gas such as hydrogen and resources development business;
(10) To engage in technology license sales and engineering business; and	(8) To engage in leasing of real estate and distribution businesses; and
(11) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes	(9) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes.

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B.	POSCO HOLDINGS INC.

(1)	Name of the Enterprise Group: POSCO HODLINGS INC.

(2)	Companies Belonging to the Enterprise Group

POSCO, POSCO STEELEON, POSCO M-TECH, POSCO Humans, POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., POSCO CHEMICAL CO., LTD, POSCO MITSUBISHI CARBON TECHNOLOGY, P&O Chemical Co., Ltd., POSCO ICT, POSCO INTERNATIONAL Corporation, Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO MOBILITY SOLUTION (Former POSCO SPS), POSCO Research Institute, POSCO Capital, POSCO-Terminal Co., Ltd., POSCO ENGINEERING & CONSTRUCTION., LTD., UITrans LRT Co. Ltd., Gale International Korea, LLC, Songdo Development PMC (Project Management Company) LLC., Songdo Posco family Housing, POSCO A&C, POSCO O&M Co., Ltd., POSCO ENERGY CO., LTD., TANCHEON E&E, Samcheok Blue Power Co.,Ltd., Korea Fuel-Cell, SHINAN GREEN ENERGY, SNNC, Busan E&E Co., Ltd., Pohang Special Welding Co., Ltd., POSCO Group University, POSCO Research & Technology, eNtoB Corporation, POSCO Pilbara LITHUM SOLUTION (Former POSCO LITHIUM SOLUTION Co., Ltd), POSCO HY Clean Metal Co., Ltd., NEH Co., Ltd.

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2.	Business Organization

A.	Highlights of the Company’s Business Organization

(1)	Location of the Headquarters

	Before the vertical Spin-off (Beginning of 2022)	After the vertical Spin-off (As of the date of submission)
Name	POSCO	POSCO HOLDINGS INC.

Location of the Headquarters	6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea	POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(2)	Steel Works and Offices

	Before the vertical Spin-off (Beginning of 2022)	After the vertical Spin-off (As of the date of submission)
Date	POSCO	POSCO HOLDINGS INC.

March 2, 2022

(a) Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea

(b) Gwangyang Steel Works: 20-26 Pokposarang-gil (Geumho-dong), Gwangyang-si, Jeollanam-do, Korea

(c) Seoul Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d) Overseas Offices: In order to support international businesses, the Company operates five overseas offices as follows: United Arab Emirates(Dubai), Brazil(Rio de Janeiro), Argentina(Jujuy), European Union(Germany), and Australia(Perth).

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

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(3)	Major Changes in the Board of Directors (as of March 18, 2022)

Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment
March 9, 2018	Ordinary	—	Representative Director Oh, In-Hwan	—
		—	Representative Director Chang, In-Hwa	—
		—	Inside Director Yu, Seong	—
		Inside Director Chon, Jung-Son	—	—
		—	—	Representative Director Choi, Jeong-Woo
		Outside Director Kim, Sung-Jin	—	—
		—	Outside Director Bahk, Byong-Won	—
		—	Outside Director Kim, Joo-Hyun	—
		—	—	Outside Director Shin, Chae-Chol
July 27, 2018	Extraordinary	Representative Director Choi, Jeong-Woo	—	—
		—	—	Representative Director Kwon, Oh-Joon
March 15, 2019	Ordinary	—	Representative Director Chang, In-Hwa	—
		—	Inside Director Chon, Jung-Son	—
		Inside Director Kim, Hag-Dong	—	—
		Inside Director Jeong, Tak	—	—
		—	—	Representative Director Oh, In-Hwan
		—	—	Inside Director Yu, Seong
		Outside Director Pahk, Heui-Jae	—	—
		—	Outside Director Kim, Shin-Bae	—
		—	Outside Director Chung, Moon-Ki	—
		—	—	Outside Director Lee, Myoung-Woo
March 27, 2020	Ordinary	—	Representative Director Chang, In-Hwa	—
		—	Inside Director Chon, Jung-Son	—
		—	Inside Director Kim, Hag-Dong	—
		—	Inside Director Jeong, Tak	—
		—	Outside Director Chang, Seung-Wha	—
		Audit Committee Member Pahk, Heui-Jae *	—	—

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Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment
March 12, 2021	Ordinary	—	Representative Director Choi, Jeong- Woo	—
		—	Representative Director Kim, Hag-Dong	—
		—	Representative Director Chon, Jung-Son	—
		—	Inside Director Jeong, Tak	—
		Inside Director Chung, Chang-Hwa	—	—
		—	—	Inside Director Chang, In-Hwa
		—	Outside Director Kim, Sung-Jin **	—
		Outside Director Yoo, Young-Sook	—	—
		Outside Director Kwon, Tae-Kyun	—	—
		—	—	Outside Director Kim, Joo-Hyun
		—	—	Outside Director Bahk, Byong-Won
		—	Representative Director Chon, Jung-Son	—
		—	Inside Director Chung, Chang-Hwa	—
		Inside Director Yoo, Byeong-Og	—	—
		—	—	Representative Director Kim, Hag-Dong
March 18, 2022	Ordinary	—	—	Inside Director Jeong, Tak
		Non-standing Director Kim, Hag-Dong	—	—
		—	Outside Director Pahk, Heui-Jae
		Outside Director Yoo, Jin-Nyong	—
		Outside Director Sohn, Sung-Kyu	—
			—	Outside Director Kim, Shin-Bae
			—	Outside Director Chung, Moon-Ki

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*	The re-appointed Outside Director Kim, Sung-Jin was elected as an Outside Director to become an Audit Committee Member
**	The Outside Director Sohn, Sung-Kyu was appointed as Audit Committee Member at the General Meeting of Shareholders held on March 18, 2022.

(4)	Changes of the Major Shareholders of POSCO HOLDINGS INC.

(a)	Since January 30, 2007, National Pension Service holds the largest number of common shares of POSCO HOLDINGS INC.

(b)

For further reference, please refer to the public disclosures of changes in common shares of the largest shareholder on Financial Supervisory Service website (http://dart.fss.or.kr) with the filing dates given below:

January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, July 29, 2014,January 23, 2015, August 5, 2015, January 6, 2016, January 26, 2016, March 15, 2016, April 12, 2016, July 4, 2016, July 5, 2016, July 21, 2016, October 7, 2016, October 11, 2016, January 10, 2017, April 10, 2017, July 12, 2017, October 13, 2017, January 10, 2018, April 11, 2018, July 9, 2018, October 10, 2018, January 9, 2019, April 9, 2019, July 9, 2019, October 8, 2019, January 8, 2020, February 10, 2020, March 11, 2020, April 7, 2020, May 8, 2020, June 3, 2020, July 7, 2020, August 6, 2020, September 7, 2020, and October 8, 2020, November 4, 2020, December 4, 2020, January 7, 2021, February 4, 2021, March 5, 2021, April 6, 2021, May 6, 2021, June 2, 2021, July 6, 2021, July 28, 2021, August 9, 2021, August 12, 2021, October 8, 2021

B.	POSCO’s Merger, Acquisition and Handover of Businesses

(1)	January 2019 : Small scale merger of POSCO Processing & Service Co., Ltd into POSCO

(2)	September 2019 : Small scale merger of By-Product Hydrogen Generation Business from POSCO ENERGY into POSCO after spin-off

(3)	March 2022 : Completion of Vertical Spin-off

Classification	Company Name	Business Unit
Surviving Company	POSCO Holdings Inc.	Development of future business portfolios and management of group’s businesses
New Company	POSCO	Production and sale of steel

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C.	Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3.	Equity Capital

A.	New Issuance of Registered Common Stock

[None]

4.	Other Information Regarding Shares

A. Total Number of Shares

(As of March 31, 2022)
Authorized Shares	Issued Shares
200,000,000	87,186,835

Currency of the Republic of Korea is Korean Won (“KRW”).
Par Value: KRW 5,000 per share

B.	Treasury Stock Holding and Cancellation

					(As of March 31, 2022)
Method of Purchase	Type	Beginning Balance	Increased	Decreased	Cancelled	Ending Balance
Direct	Common	7,071,194	—	223,605	—	6,847,589
Trust Contract	Stock	4,490,069	—	—	—	4,490,069

Total		11,561,263	—	223,605	—	11,337,658

*	The company has disposed of 223,605 treasury stocks to the employee stock ownership association on February 25, 2022.

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*

Aforementioned number of treasury stocks includes 3,032,613 treasury stocks which are subject to the exchange of exchangeable bonds issued by the company on September 1, 2021. The treasury stock subject to this exchange is finalized at the time the exchange right is exercised and is currently deposited with the Korea Securities Depository.

Notice of change as of the reporting date

According to the resolution of the board of directors on May 13, 2022, 42,956 treasury stocks subject to exchange of exchange bonds were additionally deposited as cash dividends (4,000 won per share) in the first quarter, and the number of deposited stocks was 3,075,569 as of the date of submission of the disclosure documents. For further reference, please refer to the public disclosures of ‘Adjustments of Conversion Price, Warrant Exercise Price or Exchange Price’ on Financial Supervisory Service website (http://dart.fss.or.kr) with the filing dates of May 13, 2022.

5.	Voting Rights

		(As of March 31, 2022)
Classification	Number of Common Shares	Remarks
(1) Number of Issued Shares	87,186,835	—
(2) Shares without Voting Rights	11,337,658	Treasury stock and trust holding
(3) Shares with Voting Rights	75,849,117	—

*	The above “(3) Shares with Voting Rights” is the number of shares based on holding voting rights as of March 31, 2022.

6.	Earnings and Dividends

			(In millions of KRW)
	2022.1Q	2021	2020
(Consolidated) Profit*	1,711,611	6,617,239	1,602,148
(Separate) Profit	-1,404,227	5,181,227	965,863
Earnings per Share (Consolidated, KRW)	22,593	87,330	20,165
Cash Dividend Paid	303,397	1,285,635	620,287
Pay-out Ratio (Consolidated,%)	17.7	19.4	38.7
Dividend per Share (KRW)	4,000	17,000	8,000
Dividend Yield (%)	1.3	6.0	3.0

*	(Consolidated) Profit : Profit attributable to owners of the controlling company

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Notice of change as of the reporting date

On May 13, 2022 at the Board of Directors meeting, POSCO HOLDINGS INC. resolved to pay cash dividend of the 1st quarter for the fiscal year 2022 as follows:

Cash Dividend per Share (KRW)	4,000
Dividend Yield (%)	1.3
Record Date	March 31, 2022
Provisional Dividend Payment Date	June 2, 2022
Total Cash Dividend Amount (KRW)	303,396,708,000

7.	Stock Prices and Trading Volumes

The stock prices and trading volumes of POSCO HOLDINGS INC’s for the last 6 months are as follows.

A.	The Korean Stock Market

					(KRW/share, In thousands of shares)
		October 2021	November 2021	December 2021	January 2022	February 2022	March 2022
Common share	Highest Price	328,000	300,500	295,000	306,500	290,000	306,500
	Lowest Price	296,000	261,000	274,500	257,500	267,000	276,500
	Average Price	315,868	281,795	283,932	287,525	278,222	289,857
Trading volume	Daily highest	791	755	1,158	1,038	542	520
	Daily lowest	244	220	159	256	190	182
	Monthly	7,259	8,417	9,557	8,346	5,751	6,379

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B.	New York Stock Exchange

					(USD/ADS*, In thousands of ADS*)
		October 2021	November 2021	December 2021	January 2022	February 2022	March 2022
American Depositary Share (ADS)	Highest Price	69.5	63.5	61.8	64.9	60.7	62.4
	Lowest Price	63.3	55.2	57.5	54.6	55.7	54.7
	Average Price	67.0	59.6	60.0	59.8	58.1	59.0
Trading volume	Daily highest	258.9	791.9	334.0	389.4	766.3	669.4
	Daily lowest	78.8	112.8	98.8	106.6	127.7	123.1
	Monthly	3,546	5,176	4,080	4,565	5,849	5,510

*	ADS : One American Depositary Share representing one-fourth of one of Common Share

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments:

Steel, Green Infra, Green Materials and Energy, and Others.

B. Summary of Financial Status of Segment

					(In millions of KRW)
Segment	2022.1Q		2021		2020
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	7,325,070	619,400	41,093,405	8,123,117	28,892,877	1,372,852
Green Infra	9,036,665	422,818	33,525,252	1,009,937	27,660,861	978,195
Green Materials and Energy	461,094	14,841	1,241,957	69,510	771,575	22,818
Others	4,515,241	1,200,591	471,731	35,525	467,483	29,170
Total	21,338,070	2,257,650	76,332,345	9,238,089	57,792,796	2,403,035

2. Business Status of Segments

A. Steel

(1) Summary of Business

There are 62 consolidated companies in the steel segment, including POSCO and POSCO Steeleon, and overseas companies including POSCO (Zhangjiagang) Stainless Steel Co., Ltd. in China and overseas processing centers. POSCO produces steel materials such as hot rolled, cold rolled and stainless steel at Pohang Works and Gwangyang Works. POSCO Steeleon is a company specializing in manufacturing surface-treated steel products, POSCO (Zhangjiagang) Stainless Steel Co., Ltd., is a stainless steel sheet manufacturer and seller, and there are other overseas processing centers that process and sell steel materials.

The steel industry is a key industry that has taken pivotal roles in the national economic development since the 1970s. Steel is used as a basic material in various manufacturing fields such as automobiles, shipbuilding, home appliances, and construction, and has a close connection with the front industry due to its characteristics.

Though the global crude steel production has decreased in 2020 affected by COVID-19, it has increased by +4.6% year-on-year to 1.951 billion tons in 2021 due to the economic recovery. Meanwhile, crude steel production in the first quarter of 2002 fell 28 million tons year-on-year to 459 million tons as China decreased production for carbon neutrality.

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The steel industry is affected by the business cycle and the ups and downs of the demand industry.

Therefore, steel demand is not only related to trend of market economy, but also to situation of demand industries like shipbuilding, automobiles, home appliances, constructions and etc.

The steel industry is a capital and technology-intensive industry that requires enormous initial investments. Steel companies are focusing on reducing production costs and securing price competitiveness. In the meantime, protectionism is intensifying, with the U.S. and Europe building trade barriers to protect their steel industries. In Asia, there is little difference in logistic costs, and the trading is relatively active among countries. Therefore, POSCO is focusing on defending imports and expanding domestic market share.

Environmental regulations especially cooperation system for carbon neutrality for the steel industry are being strengthened. To protect the environment, POSCO has continuously invested in environmental facilities and has been actively responding to future environmental changes such as low-carbon and green growth by commercializing the world’s first eco-friendly steel manufacturing process, FINEX and starting development of hydrogen reduction process (HyREX).

All iron ore and coking coal that are the main raw materials for steel manufacturing, are imported. In order to secure stable raw materials sourcing and consider company’s new growth strategy and ESG policy, POSCO maintains an appropriate ratio of investment in raw material development by acquiring or selling shares of overseas raw material companies

In the first quarter of 2022, economic instability remained, with raw material prices soaring due to the pandemic of Covid-19 and Russia-Ukraine conflict. Meanwhile, international steel prices remained strong due to tight global steel supply mainly influenced by China’s regulation on steel production.

POSCO strengthened response ability to the market by closely monitoring the trend of demand industry and focused on selling high value-added products. In addition, POSCO is striving to expand the market share of fast-growing eco-friendly industries such as electric vehicles and LNG through active marketing activities. As a result, sales of WTP(World Premium Product) and eco-friendly products are growing continuously.

In the steel industry, automobiles, shipbuilding, and construction are the main demand industries, and steel products are used as raw materials for these demand industries. In terms of sales, the proportion of domestic sale is 60% of total sales and export sales are around 40%, and by export region, the proportion of Southeast Asia, China, and Japan is high. POSCO maintains order based production and sales system, and to secure stable sales, the proportion of direct sales to customers in domestic sales is maintained at about 60%.

POSCO is the No. 1 global steel company that can maintain its competitiveness in the midst of rapidly changing business environments such as the transition to a low-carbon eco-friendly era, accelerating technological innovation, and strengthening ESG management. The company’s competitive advantages include followings:

First, POSCO has the ability to change current steelmaking process to a low-carbon, eco-friendly process. Second, not only being the world’s largest integrated mill, POSCO is building ‘intelligent Smart mill’ Third, we have a portfolio for ‘premium product competitiveness’. We are proactively responding to the increasing customer demand of eco-friendly products by expanding the development of high-end products and Green transition solutions. Fourth, POSCO has been strengthening ESG oriented management. We are strengthening ESG management by establishing a framework for ESG management practice in nine key areas, including carbon neutrality, eco-friendly material development, safety, corporate citizenship management, and diversity.

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(2) Market Share

					(Millions of Tons, %)
Category	2022.1Q		2021		2020
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	16.9	100%	70.6	100%	67.1	100%
POSCO	8.8	52.1%	38.3	54.2%	35.9	53.5%
Others	8.1	47.9%	32.3	45.8%	31.2	46.5%

Source: World Steel Association (www.worldsteel.org)

∎ POSCO STEELEON

POSCO Steeleon provides differentiated value through technology development and new market development with design/solution provision in both domestic and overseas surface treatment steel market. In addition, POSCO Steeleon is strengthening sales system of WTP (World Top Premium) products through joint marketing with POSCO. In line with POSCO Group’s strategy that strengthens the sales base for high-end steel materials for construction use, POSCO Steeleon is striving to strengthen its competitiveness in the high-end construction/exterior materials through research and development based on customers.

B. Green Infra Business

There are 76 subsidiaries on consolidated basis including POSCO International, POSCO E&C, and POSCO Energy.

∎ POSCO INTERNATIONAL

(1) Market Share

		(Millions of US Dollars)
Category	2022.1Q	2021.1Q	Growth Rate
All Trading Companies in Korea	172,917	146,405	18.11%
POSCO International Corp.	2,614	1,861	40.46%

Source: Korea International Trade Association

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(2) Summary of Businesses

POSCO International and its consolidated subsidiaries engage in three major businesses: trading, energy and investment (food resources, mineral resource development and etc). In addition, POSCO International maintains a global network of over 80 subsidiaries and branches in major overseas regions. In the case of the trading business, POSCO International has not only been securing stable supply line in steel business but also been actively developing and expanding new businesses such as secondary battery business, agro-commodities, LNG trading, and industrial materials based on the know-how accumulated over a long period of time in the traditional trading business and through its vast overseas networks. In the energy business, POSCO International conducts businesses such as natural gas and crude oil development, LNG infrastructure, natural resources and power generation infrastructure. In regard to investment business, POSCO International mainly focus on food resource business in which developing palm farm in Indonesia, and other food value chain in North America. In addition, the company invests in mineral resource development in Australia and power generation infrastructure overseas.

∎ POSCO E&C

There are 24 subsidiaries on consolidated basis including POSCO E&C and POSCO A&C.

POSCO E&C engages in primarily 3 businesses: plant, civil engineering(infrastructure) and construction.

Plant business is the construction of integrated steel mills, EPC projects and industrial plants. Plant business used to focus on small investment of existing facilities but there will be more new investments in Electric furnace and hydrogen reduction process followed by global green trend. The civil engineering business is about constructing expressways, railroads and bridges. With the government’s Green New Deal policy, the infrastructure industry is expected to increase investment in eco-friendly facilities such as water treatment and waste treatment, and investment in roads and railways is expected to increase as well. In regard to construction business, the demand of urban maintenance projects such as reconstruction, redevelopment, and remodeling is increasing as real estate prices rise in Korea. There may be volatility in the market depending on the global economy and financial environment in the future, but it is expected that there will be a steady opportunity to participate in construction projects in emerging countries.

∎ POSCO ENERGY

POSCO ENERGY started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 1990’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand for electricity in Korea. POSCO ENERGY acquired the LNG terminal business from POSCO in 2019, providing an opportunity to expand the LNG value chain. The LNG terminal business operates stable business structure through businesses such as tank rental, small scale LNG business, and ship trial run. POSCO ENERGY plans to secure stable profit base through the expansion of the LNG terminal in the future and grow into a general energy company focused on gas and power. Furthermore, POSCO ENERGY has been running businesses such as fuel cell facility installation, long-term O&M service provision, and fuel cell power plant operation after it has established fuel cell business division in 2007. POSCO Energy is strengthening its expertise and enhancing its management efficiency through Korea Fuel Cell Co., Ltd., which was established in November 2019.

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∎ POSCO ICT

There are 5 subsidiaries on consolidated basis including POSCO ICT and four of them are located overseas.

POSCO ICT has both IT and OT technologies and has secured competitiveness in its manufacturing-based business on the convergence of IT and OT technologies. The experiences operating POSCO’s Smart Factory based on PosFrame system, an AI-based platform, led the company to have a strength in the area of continuous process. The company took this advantage to expand this technology to assembly process and F&B manufacturing. With its experiences in POSCO’s smart factory construction, POSCO ICT is planning to to support the mass production system of eco-friendly materials such as lithium and nickel. In addition, POSCO ICT will apply POSCO’s production quality management system that is controlled by edge computing-based smart factory solution to steel production and processing centers overseas.

C. Green Materials and Energy

∎ POSCO CHEMICAL

POSCO CHEMICAL operates mainly 3 businesses: refractory, quicklime & chemical and energy material. In the refractory business, POSCO CHEMICAL produces and maintains refractories. In order to keep price competitiveness in the domestic market, the company has expanded its business to China. In the quicklime & chemical business, POSCO CHEMICAL produces quicklime and chemical products such as coal tar and light oil. In the energy material business, POSCO CHEMICAL provides cathode and anode materials which are the main components for secondary cells: cathode, anode, electrolyte and separation membrane. Due to environment-friendly policy with less carbon emission worldwide, demands for Energy Storage System and Electric Vehicle are expected to grow continuously. In particular, the secondary battery market for electric vehicles is expected to grow 29% annually from about 2 million in 2018 to about 15 million in 2025 due to China’s strong electric vehicle industry development policy, European CO2 emission regulations, and global OEMs’ proportion of electric vehicle. In 2021, POSCO CHEMICAL has focused on investing in large-scale expansion of energy materials for future growth under a difficult business environment. In the meantime, the company conducted various activities to improve profitability and sustainable management and therefore, achieved its highest sales volume of KRW 19,89.5 billion and operating profit of KRW 121.7 billion (consolidated basis) since its foundation.

18

Secondary Cell Market Growth Trend and Outlook

(SNE Research)

D. Others

∎ POSCO M-TECH

POSCO M-TECH is a specialized supplier of steel products packaging and steel supplementary materials such as aluminum deoxidizers. In the case of steel products packaging, POSCO M-TECH continuously develops packaging automated molding machines and applies environment-friendly packaging materials. POSCO M-TECH has expanded the sales of aluminum deoxidizers in overseas markets. POSCO M-TECH’s business performance is closely related to the steel industry, and the business situation of the steel industry could have both direct or indirect impact on POSCO M-TECH’s business performance.

19

3. Key Products

A. Sales of Key Products (2022.1Q)

			(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	13,020	12.7%
	Cold-rolled Product (CR)	Automobile , Home appliances, etc.	33,044	32.2%
	Stainless Steel Products	Tableware, pipes, etc.	27,202	26.5%
	Others	Plates, Wire rods, etc.	29,211	28.5%
	Gross Sum		102,476	100.0%
	Deduction of Internal Trade		(29,225)

	Sub Total		73,251

Green Infra	Trading	Steel, Metal	103,448	78.3%
		Chemical, Strategic Item, Energy	11,695	8.8%
		Others	17,025	12.9%
	Construction	Architecture (Domestic)	8,077	5.0%
		Plant (Domestic)	3,574	2.2%
		Civil Engineering (Domestic)	1,776	1.1%
		Others (Domestic)	2,901	1.8%
		Overseas Construction	2,114	1.3%
		Owned Construction	183	0.1%
		Others	399	0.2%
	Electricity Sales, etc.		8,534	5.3%
	Others		2,338	1.4%
	Gross Sum		162,065	100.0%
	Deduction of Internal Trade		(71,698)

	Sub Total		90,367

Green Materials and Energy	Secondary battery materials and etc.		7,108	99.5%
	Others		36	0.5%
	Gross Sum		7,144	100.0%
	Deduction of Internal Trade		(2,533)

	Sub Total		4,611

Others	Others		87,237
	Gross Sum		87,237
	Deduction of Internal Trade		(42,085)
	Sub Total		45,152

Total Sum			213,381

20

B. Price Movement Trends of Key Products

			(In thousands of KRW/ Tons, KRW/kWh)
Business Area	Products	2022.1Q	2021	2020
Steel	Hot-rolled Product (HR)	1,107	970	622
	Cold-rolled Product (CR)	1,263	1,035	759
Green Infra	Electric Power	204	98	72
Green Materials and Energy	Refractory	1,076	913	965
	Lime	131	104	106

Other sectors are omitted because it is difficult to measure changes in product prices due to the nature of the project
Price movement trend of secondary battery material business is not indicated due to risk of information leakage

[Steel]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Unit sales prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

Key products prices increased sharply year-on-year due to rapid recovery of demand industries that were negatively influenced by COVID-19 and tight supply affected by Chinese government’s control of steel production control and export regulation. In the 1st quarter of 2022, steel prices remained strong due to rise of major raw materials prices and supply disruptions caused by the Russia-Ukraine conflict.

[Green Infra]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Price of electric power

(b)	Calculation Method and Unit: Unit price per electric power ÷ Net power volume generated

(2) Factors of Price Changes

Power : Korea Gas Corporation cost, etc.

•	The cost consists of introduction cost, supply cost, etc., and is affected by crude oil and exchange rates

[Green Materials and Energy]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Unit price of refractory and quicklime

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

Price of refractories is affected by business condition of front industry and raw material cost. Quicklime price is mainly influenced by utility unit price and raw materials cost. The price fluctuation of quicklime is small.

21

4. Major Raw Materials

A. Current Status of Major Raw Materials

					(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount	Purchase Portion, (%)	Remarks
Steel	Raw Materials	Materials for Iron-making	Iron Ore for Blast Furnaces	20,307	49.90%	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	8,232	20.20%	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	12,178	29.90%	Nickel, Ferrochrome, STS Scrap Iron, etc.
Green Infra	Raw Materials	Ready-mixed Concrete	Construction of Structure	397	4.20%	—
		Steel Reinforcement	Strengthening Concrete	607	6.50%	—
		Cable	Electricity Transfer	16	0.20%	—
		Steel Pile	Foundation of Structure	110	1.20%	—
		LNG	Material for Power Generation	4,414	47.20%	—
		Others	Others	3,811	40.70%	—
Green Materials and Energy	Raw Materials	NCM, etc.	anode material manufacturing	3,092	80.40%	—
		Graphite, etc.	cathode material manufacturing	224	5.80%	—
		Limestone	Quicklime manufacturing	253	6.60%	—
		Others	refractory manufacturing	276	7.20%	—

22

Others	Raw Materials	Materials for Iron-making	Iron Ore for Blast Furnaces	30,627	64.70%	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	8,958	18.90%	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	7,256	15.30%	Nickel, Ferrochrome, STS Scrap Iron, etc.
		Others	Others	491	1.00%	—

Among the steel sector above, POSCO’s purchase amount is as of March 2022 which is after the vertical spin-off.
Among other sectors above, POSCO Holdings’ purchase amount is performance of POSCO from Jan-Feb 2022 before the spin-off.

23

B. Price Movement Trends of Major Raw Materials

			(In thousands of KRW)
Business Area	Category	2022.1Q	2021	2020
Steel	Iron Ore(per ton)	159	169	120
	Coal(per ton)	588	257	147
	Scrap Iron(per ton)	677	563	348
	Nickel(per ton)	31,791	21,130	16,254
Green Infra	Ready-mixed Concrete (per m3)	68	68	65
	Steel Pile (per m)	238	272	102
	Steel Reinforcement (per kg)	1	1	1
	Cable (per m)	1	1	1
	LNG (per ton)	1,446	702	484
Green Materials and Energy	Limestone (per ton)	22	19	19
	Others (per ton)	486	320	294

Price movement trend of secondary battery material business is not indicated due to risk of information leakage

24

[Steel]

Price Movement Trend of Major Raw Materials

(1) Iron Ore

										(In US Dollars/ Tons)
	‘22.1Q	‘21.4Q	‘21.3Q	‘21.2Q	‘21.1Q	‘20.4Q	‘20.3Q	‘20.2Q	‘20.1Q	‘19.4Q	‘19.3Q	‘19.2Q	‘19.1Q
Trend of International Benchmark Price (Free On Board, “FOB”)	132	96	148	188	158	126	110	88	83	80	92	94	94

(2) Coal

										(In US Dollars/ Tons)
	‘22.1Q	‘21.4Q	‘21.3Q	‘21.2Q	‘21.1Q	‘20.4Q	‘20.3Q	‘20.2Q	‘20.1Q	‘19.4Q	‘19.3Q	19.2Q	‘19.1Q
Trend of International Benchmark Price (FOB)	488	369	264	137	127	109	115	118	155	140	161	203	206

(3) Scrap Iron

										(In US Dollars/ Tons)
	‘22.1Q	‘21.4Q	‘21.3Q	‘21.2Q	‘21.1Q	‘20.4Q	‘20.3Q	‘20.2Q	‘20.1Q	‘19.4Q	‘19.3Q	‘19.2Q	‘19.1Q
Trend of Purchase Price (Cost and Freight, “CFR”)	562	527	500	497	443	361	289	254	274	270	290	312	325

(4) Nickel

										(US Dollars/lb, US Dollars/ Tons)
	‘22.1Q	‘21.4Q	‘21.3Q	‘21.2Q	‘21.1Q	‘20.4Q	‘20.3Q	‘20.2Q	‘20.1Q	‘19.4Q	‘19.3Q	‘19.2Q	‘19.1Q
Trend of London Metal Exchange (“LME”) Cash Price	11.98	8.99	8.68	7.87	7.97	7.23	6.45	5.54	5.77	7.01	7.05	5.56	5.61
	26,395	19,821	19,125	17,359	17,570	15,930	14,210	12,215	12,723	15,450	15,540	12,258	12,369

LME : London Metal Exchange

25

[Green Infra]

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15
Steel Pile	SPIRAL, 609.6, 9T, STP275, KS F 4602
Steel Reinforcement	SD400 10mm
Cable	TFR-3, 0.6/1KV, 2.5SQ, 2C

(1) Criteria for Calculation

•	LNG: The average price between LNG purchased from Korea Gas Corporation and LNG purchased directly from foreign suppliers

(2) Factors of Price Changes

•	Korea Gas Corporation cost, etc. (The cost consists of introduction cost, supply cost, etc., and is affected by crude oil and exchange rates)

[Green Materials and Energy]

(1) Criteria for Calculation

•	Refractory and lime: Purchase prices including freight costs

(2) Factors of Price Changes

•	Limestone : Raw material price fluctuation is not extreme and it varies slightly depending on the freight cost

•	Other (refractory raw materials) : Price fluctuations and compositional costs of raw materials in China

The trend of material price in the secondary battery material sector is not indicated due to risk of information leakage

26

5. Production and Facilities

A. Production Capacity

[Steel]

∎ POSCO

			(Thousands of Tons)
Business Area	Products	2022.1Q	2021	2020
Steel	Crude Steel	11,197	45,330	45,330

∎ POSCO STEELEON

			(Thousands of Tons)
Business Area	Products	Plant	2022.1Q	2021	2020
Steel	Galvanized / Color- coated Steel	Pohang	237	960	960
		Myanmar	17	70	70

Total			254	1,030	1,030

[Green Infra]

∎ POSCO ENERGY

	(Electric Power: MW/year)
Business Area	Products		2022.1Q	2021	2020
Power Generation	Electric Power	Incheon	853	3,412	3,412

[Green Materials and Energy]

∎ POSCO CHEMICAL

Business Area	Products	Place of Business	2022.1Q	2021	2020
Refractory	Brick and etc.	Pohang	28,250	113,000	115,000
LIME	Quicklime	Pohang	270,000	1,095,000	1,098,000
		Gwangyang	270,000	1,095,000	1,098,000

Total			568,250	2,303,000	2,311,000

27

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

			(Thousands of Tons)
Products		2022.1Q	2021	2020
Crude Steel		9,892	42,964	40,579
Products	Hot-Rolled Steel	2,037	9,243	9,128
	Plate	1,651	6,832	7,009
	Wire Rod	611	2,688	2,666
	Pickled-Oiled Steel	686	2,880	2,432
	Cold-Rolled Products	1,941	7,898	6,795
	Coated Steel	1,900	7,446	6,316
	Electrical Steel	264	1,032	826
	Stainless Steel	1,023	4,099	3,900
	Others	686	3,106	4,691

	Total	10,801	45,224	43,763

The amount of products is the aggregate amount of POSCO’s production and production of POSCO subsidiaries, which may include interested parties’ transactions.
POSCO’s production result includes production of POSCO HOLDINGS before the spin-off date (March 1, 2022), and production of POSCO after the spin-off date.

•	Before the spin-off (POSCO HOLDINGS) : HR 1,286, Plate 135, STS 343, Others 105

•	After the spin-off (POSCO) : HR 751, Plate 390, Wire Rod 192, PO 210, CR 488, Coated Steel 466, Electrical Steel 72, STS 180, Others 46

(2) Capacity Utilization Rate

				(Thousands of Tons, %)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	10,031	8,770	87.4
	PT.KRAKATAU POSCO	754	783	103.9
	POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	138	90	65.7
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	275	249	90.6

	Total	11,198	9,892	88.3

POSCO INTERNATIONAL and POSCO E&C businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

POSCO YAMATO VINA STEEL JOINT STOCK COMPANY had production capacity of crude steel 1,100 thousand tons/year: section steel 550 thousand tons/year and reinforcing bar 550 thousand tons/year. However, after the exit of the reinforcing bar business in November 2019, the current crude steel production capacity is 550 thousand tons/year.

POSCO’s production result includes production of POSCO HOLDINGS before the spin-off date (March 1, 2022)z, and production of POSCO after the spin-off date.

•	Before the spin-off (POSCO HOLDINGS) : 5,928

•	After the spin-off (POSCO) : 2,842

28

[Green Infra]

∎ POSCO ENERGY

(1) Production Result

			(Gwh, Thousands of Tons)
Business Area	Products	2022.1Q	2021	2020
Power Generation	Electric Power	2,439	13,493	13,998

(2) Capacity Utilization Rate

				(Hour, %)
Business Area	Products	2021.1Q Capacity	2020.1Q Production	Utilization Rate
Power Generation	Incheon Power Plant	2,160	996	46.1%

[Green Materials and Energy]

∎ POSCO CHEMICAL

(1) Production Result

					(Thousands of Tons)
Business Area	Products	Place of Business	2022.1Q	2021	2020
Refractory	Brick and etc.	Pohang	20	84	81
LIME	Quicklime	Pohang Gwangyang	288	1,151	1,102
			283	1,296	1,243

Total			591	2,531	2,426

In the case of the secondary battery material business, detailed descriptions are not included due to risk of information leakage

(2) Capacity Utilization Rate (Current Business Year)

		(Thousands of Tons)
Business Area	Capacity	Production	Utilization Rate
Refractory Factory	28	20	73%
Quicklime Factory (Pohang)	270	288	107%
Quicklime Factory (Gwangyang)	270	283	105%

Total	568	591	—

29

C. Production Facilities

(1) The current status of production facilities

[Land]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,843,612	—	(118,345)	—	1,725,267
Green Infra	576,983	960	(3,522)	—	574,421
Green Materials and Energy	174,851	5,293	—	—	180,144
Others	107,269	122,380	(1)	—	229,648

[Buildings]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	3,207,094	8,885	(122,617)	(34,442)	3,058,920
Green Infra	745,973	13,540	(302)	(7,491)	751,720
Green Materials and Energy	208,793	11,850	—	(2,180)	218,463
Others	42,590	158,684	(15,878)	(35,533)	149,863

[Structures]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,508,316	8,634	(20,182)	(22,545)	2,474,223
Green Infra	495,594	794	—	(7,102)	489,286
Green Materials and Energy	16,691	190	(32)	(302)	16,547
Others	111,194	43,748	(5,749)	(32,890)	116,303

30

[Machinery and Equipments]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	14,248,995	111,282	(241,071)	(211,254)	13,907,952
Green Infra	1,557,832	18,121	(2,496)	(31,060)	1,542,397
Green Materials and Energy	526,329	3,599	(151)	(10,601)	519,176
Others	87,000	431,508	(107,652)	(314,338)	96,518

[Vehicles]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	31,115	3,155	(2,698)	(1,627)	29,945
Green Infra	8,254	2,787	(1,566)	(655)	8,820
Green Materials and Energy	4,786	381	(275)	(546)	4,346
Others	1,875	3,139	(1,481)	(1,692)	1,841

[Tools and Fixtures]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	44,910	4,954	(6,444)	(2,715)	40,705
Green Infra	24,819	4,428	(516)	(2,984)	25,747
Green Materials and Energy	7,625	698	(201)	(928)	7,194
Others	441	5,487	(3,473)	(1,959)	496

[Equipment]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	107,865	6,661	(16,813)	(4,084)	93,629
Green Infra	41,290	8,127	(1,698)	(3,088)	44,631
Green Materials and Energy	8,918	1,460	(570)	(690)	9,118
Others	8,089	15,465	(930)	(2,085)	20,539

31

[Financial Lease Assets]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	609,664	17,106	(12,392)	(12,756)	601,622
Green Infra	194,885	52,912	(25,666)	(18,246)	203,885
Green Materials and Energy	59,070	4,099	(1,827)	(3,547)	57,795
Others	4,127	34,760	(1,949)	(7,763)	29,175

[Biological Assets]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel			—
Green Infra	154,682	2,571	(1)	(2,341)	154,911
Green Materials and Energy			—
Others			—

[Assets under Construction]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,109,181	283,988	(52)	0	1,393,117
Green Infra	70,700	28,185	—	—	98,885
Green Materials and Energy	642,904	152,269	—	—	795,173
Others	2,382	33,850	(69)	0	36,163

32

(2) New Facility Establishment, Purchase, Etc.

(a) Investments under Construction

[Steel]	(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establishment	October 2008 ~December 2026	P) Establishment of #6 Coke plant	17,381	8,277	9,104
		November 2021 ~December 2025	G) Increased production capacity of electrical steel for eco-friendly vehicles in Gwangyang	8,682	60	8,622
	Maintenance/ Improvement	June 2019 ~October 2028	P) Improvement of #2 Hot strip mill furnace	8,896	1,542	7,354
		August 2020 ~August 2022	G) 2nd renovation of #4 Furnace	3,288	2,405	883
PT. KRAKATAU POSCO	Expansion/ Establishment	July 2021 ~November 2022	Establishment of SPM (Skin Pass Mill)	120	32	87

P stands for Pohang Steel Works.

G stands for Gwangyang Steel Works.

[Green Infra]	(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO MOBILITY SOLUTION	Expansion/ Establishment	June 2021- ~May 2022	Mechanical Equipment _Press (Pohang)	152	93	59
		January 2022 ~March 2023	Mechanical Equipment _Press/Molding/Assembling (Gwangyang)	130	0	130
POSCO ICT	Expansion/ Establishment	January 2022- ~December 2022	Other business and etc.	178	17	161
		January 2022- ~December 2022	Expansion of SM server	160	14	146
POSCO INTERNATIONAL TEXTILE LLC.	Expansion/ Establishment	March 2022- ~December 2022	Fixed assets	116	0	116
	Maintenance/ Improvement	September 2021 ~September 2022	Fixed assets	100	36	64
PT. BIO INTI AGRINDO	Expansion/ Establishment	June 2021- ~October 2022	CPO Mill	268	62	205
POSCO Energy	Expansion/ Establishment	January 2021- ~May 2024	Gwangyang LNG #6 Tank	1,437	393	1,044

33

[Green Materials and Energy]	(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO CHEMICAL	Establishment/ Expansion	December 2021 ~ June 2024	cathode material factory in Pohang	3,263	250	3,013
		July 2020 ~November 2022	The 3rd stage of cathode material factory in Gwangyang	2,895	1,948	947
		November 2020 ~March 2024	The 4th stage of cathode material factory in Gwangyang	2,758	1,392	1,366
		February 2020 ~May 2024	Establishment of new Artificial Graphite Anode line	2,177	1,197	980
		November 2019 ~December 2022	The 2nd stage of production line up expansion in #2 anode material factory	1,651	1,380	271
		October 2020 ~November 2022	Facilities rationalization of refractory sintering plant in Pohang	327	23	304
Zhejiang POSCO-HUAYOU New Energy Co., Ltd	Establishment/ Expansion	December 2021 ~December 2024	#2 new factory with capacity of 29 thousand tons	3,112	959	2,153
POSCO ARGENTINA	Establishment/ Expansion	January 2022 ~April 2024	Brine lithium commercialization plant stage 1	10,167	81	10,086

[Others]	(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO MTECH	Establishment/ Expansion	November 2021 ~ June 2023	Investment in new facilities	113	0	113
POSCO O&M	Establishment/ Expansion	January 2022 ~ December 2022	Other current investments	220	2	218

Ongoing investments over KRW 10 billion as of March 31, 2021 are listed on the table.

34

6. Product Sales

[Steel]

		(In hundred millions of KRW)
Items		2022.1Q	2021	2020
Domestic	Hot-Rolled Products	6,379	70,117	39,663
	Cold-Rolled Products	6,406	54,864	37,870
	Stainless Steel	4,805	35,722	23,746
	Others	9,463	94,737	63,111
Overseas	Hot-Rolled Products	6,641	55,180	37,368
	Cold-Rolled Products	26,637	144,421	101,808
	Stainless Steel	22,397	86,712	72,140
	Others	19,748	93,736	66,876
Total	Gross Sum	102,476	635,489	442,583
	Internal Transaction	(29,225)	(224,555)	(153,654)
	Total	73,251	410,934	288,929

35

[Green Infra]

		(In hundred millions of KRW)
Items		2022.1Q	2021	2020
Domestic Trading	Merchandise	16,233	63,137	33,565
	Product	2,684	8,757	2,028
	Others	84	1,174	240
Overseas Trading	Merchandise	33,439	137,741	75,922
	Product	202	1,223	528
	Others	1	207	1,192
Trades among the 3 countries		79,525	240,665	209,446
Domestic Construction	Building	8,077	35,633	42,761
	Plant	3,574	13,272	12,887
	Civil Engineering	1,776	6,771	6,177
	Others	2,901	9,860	7,116
Overseas		2,114	7,736	4,866
Own Construction		582	853	2,292
Electric Power Sales		8,534	20,422	15,949
Others		2,338	8,722	9,737
Gross Sum		162,065	556,174	424,706
Deduction of Internal Transaction		(71,698)	-220,938	(148,098)

Total		90,367	335,236	276,609

[Green Materials and Energy]

	(In hundred millions of KRW)
Items	2022.1Q	2021	2020
Secondary Battery Materials	7,108	20,830	16,136
Others	36	61	1
Gross Sum	7,144	20,892	16,137
Deduction of Internal Transaction	(2,533)	(8,472)	(8,421)
Total	4,611	12,420	7,716

[Others]

	(In hundred millions of KRW)
Items	2022.1Q	2021	2020
Others	87,237	17,843	14,062
Gross Sum	87,237	17,843	14,062
Deduction of Internal Transaction	(42,085)	(13,109)	(9,387)
Total	45,152	4,734	4,675

    Domestic and overseas categorized by the sales area.

    Sales of POSCO International’s foreign branches are included in ‘trade among the 3 countries’ under Green Infra part

36

7. Derivatives

We use forward exchange contracts to hedge against the exchange rate risk for foreign currency loans. As of March 31, 2022, we assessed the fair value of our currency swap contracts to be USD 0.5 billion(expiring August, 2023), USD 0.5 billion(expiring July, 2024) USD 0.5 billion(expiring November, 2022), USD 0.5 billion(expiring January, 2023), USD 0.44 billion(expiring January, 2025), and EUR 0.5 billion(expiring January, 2024).

The transaction loss of forward exchange contracts is KRW 6,149 million(expiring March, 2022). Also, we recognized KRW 16,490 million of valuation gain on currency swap contracts.

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO INTERNATIONAL	Investment on the 3rd stage development of A-1 / A-3 block in Myanmar gas field	June 2020

1) Investment amount: KRW 365,786,302,000

2) Development period: September 1, 2019 ~ December 31, 2024

3) Schedule : Installation Completion of low-pressure gas compression platform and                       commenced operation in 2024

4) Other Information

-  Location: North-west offshore, Myanmar

-  This investment is the 3rd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level stably by installing low-pressure gas compression platform.

-  In the first quarter of 2021, the design and production of the equipment for this work was started, and it is planned to start operation in 2024. The “(2) Development period” above is the period including the basic design progress period, September 2019 to September 2020.

-  Participation rate of each company in gas production and offshore pipeline transportation business

•   POSCO International Corporation : 51.0%

•   ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•   MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•   GAIL (India) Limited : 8.5%

•   KOGAS(Korea Gas Corporation): 8.5%

-  Investment size of USD 315,170 thousand, applying the exchange rate of 1USD=1,160.60 KRW, which is the date of the BOD resolution.

-  Detailed information and future timeline on this resource development investment is subject to change.

POSCO International disclosure date :

September 22, 2020 (Decision on natural resources investment)

	Decision to acquire shares of Senex Energy (Australia)	December 2021

1) Purpose : To specialize in steel processing business by splitting-off business division

2) Method : Cash acquisition

3) Resolution date of Board of Directors : December 10, 2021

4) Acquisition amount : KRW 371,077,996,186

5) Number of shares acquired : 96,178,946Shares

6) Date of acquisition : April 1, 2022

7) equity structure (after acquisition of shares) :

-  POSCO International : 50.1%

-  Hancock Energy (Australia) : 49.9%

POSCO International disclosure date :

March 31, 2022 (Decision on Acquisition of Shares or Investment Certificates of Other Corporations)

37

POSCO ENERGY	Merger	May 2020

1) Contract counterpart : PSC Energy Global Co., Ltd.

2) Signed date : May 26, 2020

3) Date of merger : August 1, 2020

4) Merger ratio : 1.0000000 : 0.0000000

5) Information : POSCO ENERGY merges PSC Energy Global Co., Ltd., a wholly owned                            subsidiary of POSCO ENERGY

POSCO FLOW (Former POSCO TERMINAL)	Transfer of all logistics tasks such as arranging logistics and performing related services	December 2021

1) Contract counterpart : POSCO (POSCO HOLDINGS INC.)

2) Signed date : December 22, 2021

3) Date of Transfer : January 1, 2022

4) Transfer amount : 2,945 million won

5) Information : Transfer of all logistics tasks such as arranging logistics and performing                            related services

POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	Joint stock contract with YAMATO KOGYO CO., LTD. and SIAM YAMATO STEEL CO., LTD. to improve business structure	March 2020

1) Purpose: To improve business structure by collaborating with leading company in section                     steels

2) Information: POSCO’s 100% share of POSCO SS VINA changes to 51%

 YAMATO KOGYO CO., LTD. takes 30% of shares and SIAM YAMATO  STEEL CO., LTD. takes 19% of shares.

3) Conclusion of a contract: March 18, 2020

4) Registration of joint stock company : April 28, 2020

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company	Organization
Steel	POSCO	Steel Production & Technology Strategy Office
R&D Center
Steel Product R&D Center
Low-Carbon Process R&D Center
Automotive Steel R&D Center
Steel Solution R&D Center

	POSCO STEELEON (Former POSCO COATED & COLOR STEEL Co,. Ltd).	Production & Marketing Strategy Office

	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	R&D Center

	POSCO MOBILITY SOLUTION	STS Business Office R&D Group
Core Business Office Product Process Development Group
Core Business Office Mold Research Group

Green Infra	POSCO ENGINEERING & CONSTRUCTION	R&D Center
	POSCO A&C	R&D Center
	POSCO ENERGY	Business Development Division
	POSCO ICT	R&D Center

Green Materials and Energy	POSCO CHEMICAL	Basic Material R&D Center
Energy Material R&D Center

Others	POSCO M-TECH	Pohang Steel Business Office

38

B. R&D Expenses in 2022.1Q (In millions of KRW)

Category	Business Area
	Steel	Green Infra	Green Materials and Energy	Others	Total
Selling and Administrative Cost	4,144	4,013	5,596	19,816	33,570
Manufacturing Cost	30,577	296	—	60,300	91,173
R&D Cost (Intangible Assets)	(7,223)	(13)	1,071	13,296	7,131
Total*	27,498	4,296	6,667	93,412	131,874
Government Subsidy	—	5	—	—	5
R&D/Sales Ratio (%)	0.38%	0.05%	1.45%	2.07%	0.62%

*	Total includes government subsidy.

39

III. Financial Statements

1. Consolidated Financial Statements

A. Summary

	(In millions of KRW)
Account	2022.1Q	2021	2020
	As of March 31, 2022	As of December 31, 2021	As of December 31, 2020
[Total current assets]	50,928,763	46,621,631	35,830,815
Cash and cash equivalents	6,329,536	4,775,166	4,754,644
Other receivables, net	2,103,933	2,104,609	1,494,239
Other short-term financial assets	13,427,957	13,447,717	11,709,209
Trade accounts and notes receivable, net	11,708,327	10,061,98	8,120,619
Inventories	16,078,571	15,215,09	9,051,790
Other current assets	1,280,439	1,017,05	700,314
[Total non-current assets]	47,697,874	44,849,983	43,256,158
Other receivables, net	1,482,233	1,415,143	1,195,962
Other long-term financial assets	2,370,949	2,119,674	1,561,807
Investments in associates and joint ventures	4,894,880	4,514,647	3,876,249
Property, plant and equipment, net	29,708,585	29,596,698	29,400,141
Intangible assets, net	4,205,737	4,166,309	4,449,432
Other non-current assets	5,035,490	3,037,512	2,772,567
Total assets	98,626,637	91,471,614	79,086,973
[Total current liabilities]	23,576,679	21,083,623	16,854,968
[Total non-current liabilities]	17,888,243	15,583,048	14,557,413

40

Total liabilities	41,464,922	36,666,671	31,412,381
[Equity attributable to owners of the controlling company]	51,993,519	50,427,355	44,331,350
Share capital	482,403	482,403	482,403
Capital surplus	1,397,054	1,387,960	1,310,547
Hybrid bonds	—	199,384	199,384
Retained earnings	52,794,697	51,532,888	46,111,457
Other equity attributable to owners of the controlling company	(2,680,635)	(3,175,280)	(3,772,441)
[Non-controlling Interests]	5,168,196	4,377,588	3,343,242
Total equity	57,161,715	54,804,943	47,674,592
	From January 1, 2022 to March 31, 2022	From January 1, 2021 to December 31, 2021	From January 1, 2020 to December 31, 2020
Revenue	21,338,070	76,332,345	57,792,796
Operating profit	2,257,650	9,238,089	2,403,035
Profit	1,906,884	7,195,890	1,788,152
[Profit attributable to owners of the controlling company]	1,711,612	6,617,239	1,602,147
[Profit attributable to non-controlling interests]	195,272	578,651	186,005
Total comprehensive Income	2,298,514	8,013,489	1,570,204
[Total comprehensive income attributable to owners of the controlling company]	2,083,583	7,384,572	1,415,132
[Total comprehensive income attributable to non-controlling interests]	214,931	628,917	155,072
Earnings per share(KRW)	—	87,330	20,165
Number of Consolidated Companies	173	170	167

41

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

2. Separate Financial Statements

A. Summary

	(In millions of KRW)
Account	2022.1Q	2021	2020
	As of March 31, 2022	As of December 31, 2021	As of December 31, 2020
[Total current assets]	5,875,724	25,918,880	19,579,954
Cash and Cash equivalents	532,410	2,042,274	1,822,660
Trade accounts and notes receivable, net	238,967	6,017,508	3,693,535
Other receivables, net	138,698	545,341	279,555
Other short-term financial assets	4,963,495	9,605,522	9,607,632
Inventories	—	7,623,202	4,093,829
Other current assets	2,154	85,033	82,743
[Total non-current assets]	47,458,142	38,323,879	37,215,015
Other receivables, net	211,969	274,253	84,037
Other long-term financial assets	1,300,389	1,326,565	1,072,817
Investments in Subsidiaries, associates, and joint ventures	45,561,505	16,002,640	14,883,152
Property, plant and equipment, net	143,759	19,772,299	20,216,932
Intangible assets, net	13,677	551,410	621,926

42

Account	2022.1Q	2021	2020
Other non-current assets	226,843	396,712	336,151
Total assets	53,333,866	64,242,759	56,794,969
[Total current liabilities]	1,740,014	7,868,269	5,089,111
[Total non-current Liabilities]	4,467,710	7,339,065	6,591,154
Total liabilities	6,207,724	15,207,334	11,680,265
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,348,780	1,339,289	1,339,289
[Hybrid bonds]	—	199,384	199,384
[Retained earnings]	47,871,561	49,734,492	45,781,777
[Other equity]	(2,576,602)	(2,720,143)	(2,688,149)
Total equity	47,126,142	49,035,425	45,114,704
	From January 1, 2022 to March 31, 2022	From January 1, 2021 to December 31, 2021	From January 1, 2020 to December 31, 2020
Revenue	7,779,277	39,920,201	26,509,920
Operating profit	1,069,678	6,649,600	1,135,197
Profit	(1,404,227)	5,181,227	965,863
Earnings per share(KRW)	(18,562)	68,360	12,123

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

43

IV. CORPORATE GOVERNANCE

1. Overview of Corporate Governance

A. Board of Directors (“BoD”)

(1) Board of Directors

The Board of Directors consists of five inside directors (Choi, Jeong-Woo, Chon, Jung-Son, Chung, Chang-Hwa, Yoo, Byeong-Og), one non-standing director (Kim, Hag-Dong), and seven outside directors (Kim, Sung-Jin, Chang, Seung-Wha , Pahk, Heui-Jae, Yoo, Young-Sook, Kwon, Tae-Kyun, Yoo, Jin-Nyong, Sohn, Sung-Kyu)

The Board of Directors manages the following five Special Committees:

(a) ESG Committee

(b) Director Candidate Recommendation Committee

(c) Evaluation and Compensation Committee

(d) Finance Committee

(e) Audit Committee

    Composition of the Special Committees under the BoD and their Functions(as of May 13, 2022)

Category	Composition	Directors	Major Functions
ESG Committee	3 Outside Directors, 1 Inside Director	Yoo, Young-Sook (Chairman) Kim, Sung-Jin Kwon, Tae-Kyun Yoo, Byeong-Og

(1)   Preliminary review of the operation of BoD and Special Committees

A. Development of agenda and establishment of operation standards for the BoD and Special Committees

B. Preliminary review of amendment or repeal of the Operational Regulations of the BoD

C. Preliminary review of establishment and operation of Special Committees within the BoD

(2)   Execution monitoring and report publication related to ESG

(3)   Deliberation and resolution on donations exceeding KRW 100 million and KRW 1 billion and less, as well as preliminary review on donations exceeding KRW 1 billion (Internal transaction review is excluded)

(4)   Matters related with internal transactions (Provision or transaction of funds, securities, and assets for a related person) in accordance with the Monopoly Regulation and Fair Trade Act

A. Review of issues and improvement measures in relation to internal transactions

B. Preliminary review of internal transactions (KRW 100 billion or more in transaction amount)

C. Deliberation and resolution on internal transactions (KRW 5 billion or more and less than KRW 100 billion in transaction amount)

(5)   Appointment of fair trade compliance officer

[Matters to Report]

1.  Important matters concerning ESG of subsidiaries

44

Director Candidate Recommendation Committee	3 Outside Directors	Kwon, Tae-Kyun (Chairman) Chang, Seung-Wha Yoo, Jin- Nyong

(1)   Qualification assessment of Outside Director candidates and candidate nomination at the general meeting of shareholders

(2)   Pre-screening and qualification assessment of Inside Director candidates

(3)   Preliminary review of appointing the Committees members

(4)   Preliminary review of appointing the Representative Directors among Inside Directors (excluding the CEO)

(5)   Operation of the Outside Director Candidate Recommendation Advisory Group

(6)   Other matters necessary to nominate Outside Director candidates

Evaluation and Compensation Committee	4 Outside Directors	Chang, Seung-Wha (Chairman) Pahk, Heui-Jae Yoo, Young-Sook Sohn, Sung-Kyu

(1)   Development of management succession and executive development plans

(2)   Establishment and execution of executive evaluation and compensation plans

(3)   Preliminary review on compensation and retirement allowance of Directors

Finance Committee	3 Outside Directors; 1 Inside Director	Pahk, Heui-Jae (Chairman) Yoo, Young-Sook Kwon, Tae-Kyun Chon, Jung-Son

(1)   Establishment of policies for company’s internal values and financial soundness

(2)   Preliminary review in case of filing in litigation or arbitration, or responding to reconciliation or mediation in the process of trial or taking any equivalent level of legal actions with the amount of KRW 100 billion or more

(3)   Investments

A. Preliminary review of investment plans for new projects (KRW 100 billion or more. Investment and capital increase include borrowings and liabilities that the company takes)

B. Preliminary review of investment plans for existing projects (KRW 100 billion or more. Investment and capital increase include borrowings and liabilities that the company takes)

C. Approval of new investment (From KRW 50 billion to less than KRW 100 billion. Investment and capital increase includes borrowings and liabilities that the company takes)

D. Approval of investment in existing project (From KRW 100 billion to less than KRW 200 billion. Investment and capital increase includes borrowings and liabilities that the company takes)

E.  Preliminary review of acquisition and disposal of tangible and intangible fixed assets and important investment assets (over KRW 200 billion, based on book value per unit of investment assets) capital increase and disposal of share in the invested entity executed by a non-steel business division (KRW 100 billion or more. Investment and capital increase include borrowings and liabilities that the company takes)

45

(4)   Deliberation and resolution on bond issuance and important borrowings (including refinancing borrowings exceeding KRW 100 billion)

(5)   Preliminary review on bond issuance and important borrowings (new long-term borrowings exceeding KRW 100 billion)

(6)   Deliberation and resolution on offering non-current assets as collateral

(7)   Deliberation and resolution on takeover of debt such as collateral, guarantee, etc. from invested company (excluding the case involving steel investment)

Audit Committee	3 Outside Directors	Sohn, Sung-Kyu (Chairman) Kim, Sung-Jin Yoo, Jin- Nyong

(1)   Setting the work scope of the committee

(2)   Matters that the BoD or Representative Directors delegated

(3)   Request for Extraordinary general meeting of shareholders

(4)   Consulting of external experts

(5)   Audit of the legitimacy of management’s business execution

(6)   Review soundness and validity of the company’s financial activities and the appropriateness of financial reporting

(7)   Review the validity of important accounting standards or changes in accounting estimates

(8)   Evaluation of the operation status of the internal accounting management system

(9)   Evaluation of the internal control system

(10)  Agreement on appointment or dismissal of internal audit department representative

(11)  Contract for appointment, remuneration and non-audit services of independent auditors

(12)  Evaluation of independent auditors’ audit activities

(13)  Report internal audit department’s annual audit plan and results

(14)  Report on the evaluation results of the company’s ethical compliance

(15)  An independent auditor reports on important facts of the company’s Directors’ misconduct or violation of laws or Articles of Incorporation

(16)  Report that independent auditors violation of the company’s accounting standards

(17)  Other matters deemed necessary by each committee member

In order to reorganize the role of the board of directors followed by company’s vertical spin-off, the special committee was reorganized at the General Meeting of Shareholders held on March 18, 2022.

•	Before : ESG Committee, Director Candidate Recommendation Committee, Evaluation and Compensation Committee, Finance Committee, Audit Committee, Executive Management Committee

•	After : ESG Committee, Director Candidate Recommendation Committee, Evaluation and Compensation Committee, Finance Committee, Audit Committee

46

(2) List of Key Activities of the Board of Directors

(January 1, 2022 ~ March 31, 2022)

No.	Date	Agenda	Approval
2022-1	January 4, 2022	• Deliberation Agenda 1. Amendment of articles of incorporation of new steel subsidiary related to vertical spin-off	All 1 Case Approved
2022-2	January 28, 2022

•   Deliberation Agenda

1. Approval of the 54th financial statements and schedule for the general meeting of shareholders

2. Disposal of treasury stocks in accordance with employee stock ownership program implementation

•   Report Agenda

1. Business performance of the fiscal year of 2021

2. Report on internal control over financial reporting

3. Assessment on the effectiveness of internal control over financial reporting

All 2 Cases Approved
2022-3	February 17, 2022

•   Deliberation Agenda

1. Recommendation of Inside Directors candidates and Non-Standing Director candidate

2. Agendas for the 54th general meeting of shareholders

•   Report Agenda

1. Amendment of the Operational Regulation of Board of Directors in accordance with conversion to a holding company

All 2 Cases Approved
2022-4	March 2, 2022

•   Deliberation Agenda

1. Approval of public notice replacing general shareholder’s meeting to report the completion of Spin-off and inaugural general meeting

2. Approval of registration of relocation of Headquarters

All 2 Cases Approved

*

At the 54th General Meeting of Shareholders which was held on March 18, 2022, Outside Director Kim, Shin-Bae and Chung, Moon-Ki, and Inside Director Jeong, Tak and Kim, Hag-Dong retired due to expiration of the terms. Outside Directors Yoo, Jin- Nyong, Sohn, Sung-Kyu, Inside Director Yoo, Byeong-Og, and Non-standing Director Kim, Hag-Dong were newly elected.

(March 18, 2022 ~ May 14, 2022)

No.	Date	Agenda	Approval
2022-5	March 18

•   Deliberation Agenda

1. Appointment of the Chairman of the BoD

2. Appointment of Special Committees members

3. Appointment of Representative Directors and Inside Directors

4. Revision of the Board of Directors Operation Regulations in accordance with the transition to the holding company

All 4 Cases Approved
2022-6	April 8 May 13	• Deliberation Agenda 1. Revision of Operation Regulations of Succession Council	Approved
	April 8	2. Second investment in POSCO lithium solution • Report Agenda Investment status of secondary battery material business	Approved
2022-7	May 13

•   Deliberation Agenda

1. Appointment of a compliance officer

2. Dividends in the first quarter of 2022

•   Report Agenda

Business performance and Group’s ESG performance of the 1st quarter of 2022

1. Joint investment of anode materials in North America

2. Performance and evaluation results of the board of directors in 2021

3. The performance and assessment of Board of Directors for 2021

All 2 Cases Approved

47

    Major Activities of Outside Directors on the Board of Directors (January 1, 2022 ~ May 13, 2022)

No.	Date	Participation of the Outside Directors (the Number of total Outside Directors)	Remarks
2022-1	January 4	7 (7)	—
2022-2	January 28	7 (7)	—
2022-3	February 17	7 (7)	—
2022-4	March 2	7 (7)	—
2022-5	March 18	7 (7)	—
2022-6	April 8, May 13	7 (7)	—
2022-7	May 13	7 (7)

(4) Special Committees under the BoD and Their Activities (From January 1, 2022 to May 13, 2022)

•	ESG Committee (January 1, 2022 ~ March 17, 2022)

Date	Agenda	Approval
January 28, 2022	• Deliberation Agenda 1. Contribution to the Labor Welfare Fund(Internal Transaction)	Approved
	2. Financial contribution to the joint labor welfare fund with partner companies (Internal Transaction)	Approved

•	ESG Committee (March 18, 2022~ May 13, 2022)

Date	Agenda	Approval
March 29, 2022	• Deliberation Agenda Lease contract for POSCO Center in 2022	Approved
May 13, 2022	• Deliberation Agenda 1. Appointment of Fair Trade Self-Compliance Manager	Approved
	2. POSCO HOLDINGS’ Publication of Corporate Citizenship Report • Report Agenda Group ESG performance in the first quarter of 2022	Approved

•	Director Candidate Recommendation and Management Committee (January 1, 2022~March 17, 2022)

Date	Agenda	Approval
January 28, 2022	• Deliberation Agenda 1. Qualification review and recommendation of the Outside Directors candidates	Approved
February 17, 2022	• Deliberation Agenda 1. Recommendation of the Outside Directors candidates	Approved
	• Preliminary Review 1. Qualification review of the Inside Directors candidates and Non-Standing Director candidate	—

•	Evaluation and Compensation Committee (January 1, 2022 ~ March 17, 2022)

Date	Agenda	Approval
January 27, 2022	• Deliberation Agenda 1. Evaluation of the business performance for the fiscal year of 2021	Approved

•	Finance Committee (January 1, 2022~March 17, 2022)

Date	Agenda	Approval
February 17, 2022	• Deliberation Agenda 1. Equity investment in an all-solid-state battery manufacturing company	Approved

48

B. Audit Committee

(1) Composition of the Audit Committee

Name	Qualifications	Remarks
Sohn, Sung-Kyu Kim, Sung-Jin Yoo, Jin- Nyong	Satisfies the requirements stipulated in the Korean Commercial Act	Chairman — —

(2) Major Activities of the Audit Committee (January 1, 2022 ~ March 31, 2022)

Session	Date	Agenda	Approval
1	January 27

•   Deliberation Agenda

1. Assessment of internal control over financial reporting in 2021

2. Review of the agendas for the extraordinary General Meeting of Shareholders

3. Approval of audit and non-audit services for POSCO and subsidiaries

4. Audit Committee activities in 2021

5. The assessment on the executives’ and employees’ conformity to the code of ethics for the fiscal year of 2021

•   Report Agenda

All 5 Cases Approved
		1. Report of operation of internal control over financial reporting in 2021	—

2	February 16	• Deliberation Agenda 1. Internal audit result for the year 2021 • Report Agenda	Approved
		1. External audit result for the year 2021	—

3	February 17	• Deliberation Agenda 1. Review of the agendas for the Ordinary General Meeting of Shareholders	Approved

- At the 54th general meeting of shareholders held on March 18, 2022, due to Chung, Moon-Ki and Pahk, Heui-Jae’s expiration of term in the Audit Committee, a new Audit Committee member, Sohn, Sung-Kyu and Yoo, Jin- Nyong was elected.

Session	Date	Agenda	Approval
4	March 18	• Deliberation Agenda 1. Appointment of the chairman of the audit committee	Approved
		2. Consent to appoint a person in charge of internal audit department	Approved
5	April 5	• Deliberation Agenda 1. Approval of POSCO HOLDINGS audit service contract change and POSCO audit, non-audit service contract	Approved
6	Aril 27

•   Deliberation Agenda

1. Results of internal audit on the consolidated financial statements for the 1st quarter of 2022

•   Report Agenda

The results of the 20-F audit for 2021 and the results of external reviews on the consolidated financial statements for the 1st quarter of 2022

Approved

49

C. Voting Rights of Shareholders

(1) The Cumulative Voting System: The cumulative voting system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(2) Voting by Mail: The voting-by-mail system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(3) The Electronic Voting System: The electronic voting system was determined at the Board of Directors meeting on February 20, 2019.

D. Compensation of Directors and Officers

Remuneration for directors and audit committee members are not included in the quarterly report in accordance with corporate disclosure guide and it will be included in the half-year/business report instead.

50

POSCO HOLDINGS INC.

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2022

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO HOLDINGS INC.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO HOLDINGS INC. and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of March 31, 2022, the condensed consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2022 and 2021, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Emphasis of matter

Without qualifying our review conclusion, we draw attention to Note 1 to the consolidated financial statements, which describes the spin-off by the former POSCO, the controlling company on March 1, 2022. Upon completion of the spin-off, the surviving company was renamed as POSCO HOLDINGS INC., and a new subsidiary, POSCO, was established.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2021, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 10, 2022, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2021, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

Seoul, Korea

May 16, 2022

This report is effective as of May 16, 2022, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of March 31, 2022 and December 31, 2021

(Unaudited)

(in millions of Won)	Notes	March 31, 2022		December 31, 2021
Assets
Cash and cash equivalents	21	~~W~~	6,329,536	4,775,166
Trade accounts and notes receivable, net	4,21,26,27,34		11,708,327	10,061,982
Other receivables, net	5,21,34		2,103,933	2,104,610
Other short-term financial assets	6,21		13,427,956	13,447,717
Inventories	7		16,078,571	15,215,098
Current income tax assets			16,580	23,229
Assets held for sale	8		74,373	78,470
Other current assets	14		1,189,487	915,358

Total current assets			50,928,763	46,621,630

Long-term trade accounts and notes receivable, net	4,21		36,263	63,205
Other receivables, net	5,21		1,482,233	1,415,143
Other long-term financial assets	6,21		2,370,949	2,119,674
Investments in associates and joint ventures	9		4,894,880	4,514,647
Investment property, net	11		1,108,198	1,086,077
Property, plant and equipment, net	12		29,708,584	29,596,698
Intangible assets, net	13		4,205,737	4,166,309
Defined benefit assets, net	19		124,220	255,858
Deferred tax assets			3,598,215	1,433,766
Other non-current assets	14		168,595	198,607

Total non-current assets			47,697,874	44,849,984

Total assets		~~W~~	98,626,637	91,471,614

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of March 31, 2022 and December 31, 2021

(Unaudited)

(in millions of Won)	Notes	March 31, 2022		December 31, 2021
Liabilities
Trade accounts and notes payable	21,34	~~W~~	5,684,917	5,468,175
Short-term borrowings and current installments of long-term borrowings	4,15,21		11,098,252	8,830,067
Other payables	16,21,34		2,583,407	2,189,361
Other short-term financial liabilities	17,21		176,001	111,641
Current income tax liabilities			1,602,581	2,139,718
Liabilities directly associated with the assets held for sale	8		4	189
Provisions	18,35		384,075	399,984
Other current liabilities	20,26,27		2,047,442	1,944,488

Total current liabilities			23,576,679	21,083,623

Long-term trade accounts and notes payable	21		709	694
Long-term borrowings, excluding current installments	15,21		12,895,070	12,911,149
Other payables	16,21		707,162	679,009
Other long-term financial liabilities	17,21		17,338	23,996
Defined benefit liabilities, net	19		58,911	50,842
Deferred tax liabilities			3,526,634	1,271,775
Long-term provisions	18,35		588,732	589,092
Other non-current liabilities	20,26		93,687	56,491

Total non-current liabilities			17,888,243	15,583,048

Total liabilities			41,464,922	36,666,671

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,397,054	1,387,960
Hybrid bonds	23		—	199,384
Reserves	24		(220,854)	(666,985)
Treasury shares	25		(2,459,781)	(2,508,294)
Retained earnings			52,794,696	51,532,887

Equity attributable to owners of the controlling company			51,993,518	50,427,355
Non-controlling interests	23		5,168,197	4,377,588

Total equity			57,161,715	54,804,943

Total liabilities and equity		~~W~~	98,626,637	91,471,614

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2022 and 2021

(Unaudited)

(in millions of Won, except per share information)	Notes	March 31, 2022		March 31, 2021
Revenue	26,27,34,37	~~W~~	21,338,070	16,068,723
Cost of sales	7,27,31,34		(18,409,305)	(13,930,948)

Gross profit			2,928,765	2,137,775
Selling and administrative expenses	31,34
Reversal of (impairment loss) on trade accounts and notes receivable			(5,919)	6,155
Other administrative expenses	28		(589,025)	(506,321)
Selling expenses	28		(76,171)	(85,168)

Operating profit			2,257,650	1,552,441
Share of profit of equity-accounted investees, net	9		247,980	78,000
Finance income and costs	21,29
Finance income			857,185	795,544
Finance costs			(1,001,985)	(866,299)
Other non-operating income and expenses	34
Impairment loss on other receivables			(403)	(6,606)
Other non-operating income	30		178,005	129,971
Other non-operating expenses	30,31		(74,424)	(123,492)

Profit before income tax	37		2,464,008	1,559,559
Income tax expense	32,37		(557,124)	(420,780)

Profit			1,906,884	1,138,779
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	19		(69,324)	(1,725)
Net changes in fair value of equity investments at fair value through other comprehensive income	21		104,421	92,006
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			167,032	88,099
Foreign currency translation differences			189,450	162,706
Gains or losses on valuation of derivatives	21		51	(14)

Other comprehensive income, net of tax			391,630	341,072

Total comprehensive income		~~W~~	2,298,514	1,479,851

Profit attributable to :
Owners of the controlling company		~~W~~	1,711,612	1,024,736
Non-controlling interests			195,272	114,043

Profit		~~W~~	1,906,884	1,138,779

Total comprehensive income attributable to :
Owners of the controlling company		~~W~~	2,083,567	1,350,510
Non-controlling interests			214,947	129,341

Total comprehensive income		~~W~~	2,298,514	1,479,851

Earnings per share (in Won)	33
Basic earnings per share (in Won)			22,593	13,477
Diluted earnings per share (in Won)		~~W~~	21,676	13,477

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2022 and 2021

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal	controlling interests	Total
Balance as of January 1, 2021	~~W~~	482,403	1,310,547	199,384	(1,380,918)	(2,391,523)	46,111,457	44,331,350	3,343,242	47,674,592
Comprehensive income:
Profit		—	—	—	—	—	1,024,736	1,024,736	114,043	1,138,779
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(254)	(254)	(1,471)	(1,725)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	90,686	—	—	90,686	(2,587)	88,099
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	94,108	—	(2,102)	92,006	—	92,006
Foreign currency translation differences, net of tax		—	—	—	143,370	—	—	143,370	19,336	162,706
Gains or losses on valuation of derivatives, net of tax		—	—	—	(34)	—	—	(34)	20	(14)

Total comprehensive income		—	—	—	328,130	—	1,022,380	1,350,510	129,341	1,479,851

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(342,565)	(342,565)	(57,375)	(399,940)
Changes in ownership interest in subsidiaries		—	52,182	—	—	—	—	52,182	539,053	591,235
Interest of hybrid bonds		—	—	—	—	—	(2,268)	(2,268)	(1,799)	(4,067)
Acquisition of treasury shares		—	—	—	—	(116,771)	—	(116,771)	—	(116,771)
Others		—	(5,691)	—	—	—	(4,594)	(10,285)	856	(9,429)

Total transactions with owners of the controlling company		—	46,491	—	—	(116,771)	(349,427)	(419,707)	480,735	61,028

Balance as of March 31, 2021	~~W~~	482,403	1,357,038	199,384	(1,052,788)	(2,508,294)	46,784,410	45,262,153	3,953,318	49,215,471

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the three-month periods ended March 31, 2022 and 2021

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non- controlling interests	Total
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2022	~~W~~	482,403	1,387,960	199,384	(666,985)	(2,508,294)	51,532,887	50,427,355	4,377,588	54,804,943
Comprehensive income:
Profit		—	—	—	—	—	1,711,612	1,711,612	195,272	1,906,884
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(74,164)	(74,164)	4,840	(69,324)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	161,772	—	—	161,772	5,260	167,032
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	102,930	—	1,475	104,405	16	104,421
Foreign currency translation differences, net of tax		—	—	—	179,894	—	—	179,894	9,556	189,450
Gains or losses on valuation of derivatives, net of tax		—	—	—	48	—	—	48	3	51

Total comprehensive income		—	—	—	444,644	—	1,638,923	2,083,567	214,947	2,298,514

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(378,128)	(378,128)	(68,621)	(446,749)
Changes in subsidiaries		—	—	—	—	—	—	—	403,554	403,554
Changes in ownership interest in subsidiaries		—	(490)	—	—	—	—	(490)	43,530	43,040
Interest of hybrid bonds		—	—	—	—	—	(1,487)	(1,487)	(2,580)	(4,067)
Changes from spin-off		—	—	(199,384)	—	—	—	(199,384)	199,384	—
Disposal of treasury shares		—	9,491	—	—	48,513	—	58,004	—	58,004
Others		—	93	—	1,487	—	2,501	4,081	395	4,476

Total transactions with owners of the controlling company		—	9,094	(199,384)	1,487	48,513	(377,114)	(517,404)	575,662	58,258

Balance as of March 31, 2022	~~W~~	482,403	1,397,054	—	(220,854)	(2,459,781)	52,794,696	51,993,518	5,168,197	57,161,715

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2022 and 2021

(Unaudited)

(in millions of Won)	Notes	March 31, 2022		March 31, 2021
Cash flows from operating activities
Profit		~~W~~	1,906,884	1,138,779
Adjustments for:
Depreciation			785,050	788,318
Amortization			103,295	110,780
Finance income			(484,267)	(517,135)
Finance costs			509,680	601,541
Income tax expense			557,124	420,780
Impairment loss on property, plant and equipment			3	16,892
Gain on disposal of property, plant and equipment			(9,838)	(3,323)
Loss on disposal of property, plant and equipment			17,967	18,657
Impairment loss on intangible assets			4	7,183
Gain on disposal of investments in subsidiaries, associates and joint ventures			(5,205)	(3,842)
Loss on disposal of investments in subsidiaries, associates and joint ventures			6,128	1,104
Share of profit of equity-accounted investees			(247,980)	(78,000)
Expenses related to post-employment benefit			58,930	62,493
Impairment loss on trade and other receivables			6,324	451
Loss on valuation of inventories			71,811	26,977
Increase to provisions			20,854	(2,502)
Others, net			(47,787)	(23,156)

			1,342,093	1,427,218

Changes in operating assets and liabilities	36		(2,333,906)	(1,883,160)
Interest received			104,062	51,813
Interest paid			(109,386)	(119,697)
Dividends received			86,363	90,685
Income taxes paid			(986,695)	(134,770)

Net cash provided by operating activities		~~W~~	9,415	570,868

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2022 and 2021

(Unaudited)

(in millions of Won)	Notes	March 31, 2022		March 31, 2021
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(25,890,581)	(10,444,413)
Proceeds from disposal of short-term financial instruments			26,091,507	8,993,223
Increase in loans			(20,936)	(160,590)
Collection of loans			83,621	235,136
Acquisitions of securities			(167,374)	(90,882)
Proceeds from disposal of securities			85,137	170,646
Acquisitions of long-term financial instruments			(14,657)	—
Acquisitions of investment in subsidiaries, associates and joint ventures			(172,606)	(26,897)
Proceeds from disposal of investment in subsidiaries, associates and joint ventures			2,219	4,421
Acquisitions of investment property			(45)	—
Acquisitions of property, plant and equipment			(829,891)	(537,878)
Proceeds from disposal of property, plant and equipment			(776)	(3,940)
Acquisitions of intangible assets			(133,707)	(43,161)
Proceeds from disposal of intangible assets			46	3,357
Proceeds from disposal of assets held for sale			—	29
Collection of lease receivables			9,679	16,202
Others, net			6,055	528

Net cash used in investing activities			(952,309)	(1,884,219)

Cash flows from financing activities
Proceeds from borrowings			874,862	559,981
Repayment of borrowings			(318,708)	(488,762)
Proceeds from short-term borrowings, net			1,522,176	574,287
Capital contribution from non-controlling interests			459,200	597,356
Payment of cash dividends			(304)	(1,567)
Acquisition of treasury shares			—	(116,771)
Payment of interest of hybrid bonds			(4,087)	(4,087)
Repayment of lease liabilities			(62,132)	(63,340)
Others, net			(2,164)	(5,067)

Net cash provided by financing activities			2,468,843	1,052,030

Effect of exchange rate fluctuation on cash held			28,421	52,815

Net increase(decrease) in cash and cash equivalents			1,554,370	(208,506)
Cash and cash equivalents at beginning of the period	8		4,775,720	4,755,578

Cash and cash equivalents at end of the period	8	~~W~~	6,330,090	4,547,072

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2022

(Unaudited)

1. General Information

General information about POSCO HOLDINGS INC., its 40 domestic subsidiaries including POSCO, 132 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 136 associates and joint ventures are as follows:

(a)	The controlling company

POSCO HOLDINGS INC., the controlling company, was established on April 1, 1968, under the Commercial Code of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages through ownership of shares of subsidiaries etc.

The Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC..

As of March 31, 2022, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

(b)	Consolidated subsidiaries acquired or newly established during the three-month period ended March 31, 2022, were as follows:

Company	Date of inclusion	Ownership (%)	Reason
K-A Energy 1 Pty Ltd	January 2022	50.10	New establishment
POSCO	March 2022	100.00	Spin-off from the
			controlling company
Posco Mexico e-Mobility S.A DE C.V.	March 2022	100.00	New establishment

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies, etc. in the Republic of Korea.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2021. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2021.

Changes in accounting policies

The changes in accounting policies described below will be applied to the consolidated financial statements as of and for the year ending December 31, 2022.

(a)	K-IFRS No. 1016 “Property, plant and equipment”

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the Company is preparing the asset for its intended use. The cumulative effect of the initial application of the amendment is recognized by adjusting the beginning balance of retained earnings on the comparative statements of financial position and the amendments did not have any impact on the Company’s financial statements.

(b)	K-IFRS No. 1103 “Business Combinations”

The definition of assets and liabilities to be recognized is amended to refer to the revised conceptual framework for financial reporting. However, the amendments add an exception which allows K-IFRS No. 1037 “Provisions, contingent liabilities and contingent assets” and K-IFRS No. 2121 “Levies” to be applied to the liabilities and contingent liabilities included in the scope of these standards. The amendments also clarify that contingent assets should not be recognized at the acquisition date. The amendments are applied to business combination occurred on or after January 1, 2022.

(c)	K-IFRS No. 1037 “Provisions, Contingent Liabilities and Contingent Assets” — Onerous Contracts : Cost of Fulfilling a Contact

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The cumulative effect of the initial application of the amendment is recognized by adjusting the beginning balance of retained earnings on the date of initial application, and the amendments did not have any impact on the Company’s financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

New standards and interpretations not yet adopted

A number of new standards are effective for annual periods beginning after January 1, 2022 and earlier application is permitted but the Company has not early adopted the new or amended standards in preparing these financial statements.

(a)	K-IFRS No. 1012 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment clarifies the coverage of initial recognition exemptions accounting for deferred tax related to both assets and liabilities arising from a single transaction. A transaction that is not a business combination may lead to the initial recognition of deferred tax asset and deferred tax liability, and at the time of the transaction, affect neither accounting profit nor tax profit. The amendment is effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

(b)	K-IFRS No. 1001 “Presentation of Financial Statements”—Classification of Liabilities as Current or Non-current

The amendment clarifies that the classification of current and non-current liabilities is determined by the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and in order for the debtor to have the “right to defer settlement of the liability”, the condition of complying with the contract must be met at the end of the reporting period. In addition, the classification of liabilities is not affected by the possibility of exercising the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and the amendment clarifies that settlement of a liability includes transferring a company’s own equity instruments to the counterparty. The amendment is effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The Company expects that its exchangeable bond (~~W~~1,430,117 million as of March 31, 2022) will be reclassified from non-current liabilities to current liabilities upon the adoption of the amendments.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Current
Trade accounts and notes receivable	~~W~~	10,750,298	9,266,729
Finance lease receivables		—	126
Due from customers for contract work		1,280,490	1,110,082
Less: Allowance for doubtful accounts		(322,461)	(314,955)

	~~W~~	11,708,327	10,061,982

Non-current
Trade accounts and notes receivable	~~W~~	86,283	113,370
Less: Allowance for doubtful accounts		(50,020)	(50,165)

	~~W~~	36,263	63,205

The Company sold trade accounts and notes receivable with recourse to financial institutions. These trade accounts and notes receivable have not been derecognized from the statement of financial position, because the Company retains substantially all of the risks and rewards associated with the transferred assets. The amounts received on transfer have been recognized as secured borrowings. As of March 31, 2022, and December 31, 2021, the carrying amounts of such secured borrowings are ~~W~~282,968 million and ~~W~~270,101 million, respectively, which are presented in the statements of financial position as the short-term borrowings.

5. Other Receivables

Other receivables as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Current
Loans	~~W~~	297,757	331,692
Other accounts receivable		1,337,608	1,305,383
Accrued income		357,316	350,301
Deposits		138,880	130,011
Others		17,578	17,706
Lease receivables		57,437	63,568
Less: Allowance for doubtful accounts		(102,643)	(94,051)

	~~W~~	2,103,933	2,104,610

Non-current
Loans	~~W~~	942,690	884,990
Other accounts receivable		210,634	196,018
Accrued income		151,548	121,041
Deposits		359,704	390,971
Lease receivables		71,324	80,317
Less: Allowance for doubtful accounts		(253,667)	(258,194)

	~~W~~	1,482,233	1,415,143

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

6. Other Financial Assets

Other financial assets as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Current
Derivatives assets	~~W~~	173,765	66,558
Debt securities		154,612	157,895
Deposit instruments(*1,2)		3,600,991	2,709,171
Short-term financial instruments(*2)		9,498,588	10,514,093

	~~W~~	13,427,956	13,447,717

Non-current
Derivatives assets	~~W~~	163,583	182,538
Equity securities(*3)		1,617,620	1,466,061
Debt securities		3,968	3,968
Other securities(*3)		540,544	430,998
Deposit instruments(*2)		45,234	36,109

	~~W~~	2,370,949	2,119,674

(*1)	As of March 31, 2022 and December 31, 2021, ~~W~~3,828 million and ~~W~~4,314 million, respectively, are restricted in use for government project.
(*2)	As of March 31, 2022 and December 31, 2021, financial instruments amounting to ~~W~~884,347 million and ~~W~~83,738 million, respectively, are restricted in use for financial arrangements, pledge and others.
(*3)

As of March 31, 2022 and December 31, 2021, ~~W~~193,284 million and ~~W~~189,198 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

7. Inventories

Inventories as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Finished goods	~~W~~	2,828,486	2,583,191
Merchandise		1,265,788	1,326,736
Semi-finished goods		3,016,754	2,902,717
Raw materials		4,333,512	3,777,112
Fuel and materials		976,648	917,906
Construction inventories		649,512	716,446
Materials-in-transit		3,038,358	3,051,786
Others		106,432	101,133

		16,215,490	15,377,027

Less: Allowance for inventories valuation		(136,919)	(161,929)

	~~W~~	16,078,571	15,215,098

The amounts of loss on valuation of inventories recognized in cost of sales during the three-month period ended March 31, 2022 and the year ended December 31, 2021 were ~~W~~71,811 million and ~~W~~78,783 million, respectively.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

8. Assets Held for Sale

Details of assets held for sale as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
	Subsidiaries		The controlling	Subsidiaries
	(*3,6)		company(*1,2,3)	(*6)	Total
Asset
Cash and cash equivalents(*4)	~~W~~	554	—	554	554
Trade accounts and notes receivables		956	—	956	956
Investment in joint ventures(*5)		13,307	—	13,044	13,044
Property, plant and equipment		56,251	29,236	30,995	60,231
Intangible assets		3,150	553	2,977	3,530
Others		155	—	155	155

	~~W~~	74,373	29,789	48,681	78,470

Liability
Others	~~W~~	4	185	4	189

(*1)

During the year ended December 31, 2021, the Company sold the land in the Yanghak Neighborhood Park development reserve area that was classified as asset held for sale and the Company recognized ~~W~~43,760 million of gain on disposal.

(*2)

During the year ended December 31, 2021, the Company decided to trade and exchange the emission rights and reclassified the emission rights to assets held for sale. After that, the Company recognized ~~W~~1,316 million loss on disposal of assets held for sale.

(*3)

During the year ended December 31, 2021, the Company decided to dispose Synthetic Natural Gas (SNG) facility for which use was discontinued, and classified as asset held for sale for ~~W~~24,000 million. Meanwhile, the facility was transferred to the newly established company (POSCO) through vertical spin-off during the three-month period ended March 31, 2022. During March 2022, the Company disposed of a portion of the assets held for sale for ~~W~~803 million. As of March 31, 2022, the remaining amount ~~W~~23,197 million is included in assets held for sale.

(*4)	Cash and cash equivalents in the statement of cash flows include cash and cash equivalents that are classified as assets held for sale as of March 31, 2022 and December 31, 2021.
(*5)

During the year ended December 31, 2021, the Company decided to dispose of interests of POSCO(Guangdong) Automotive Steel Co, Ltd. which is classified investment in joint ventures as asset held for sale for ~~W~~13,044 million. As of March 31, 2022, the investment in joint venture is included in assets held for sale.

(*6)

During the year ended December 31, 2021, the Company decided to dispose land, buildings and intangible assets of HUME COAL PTY LTD, a subsidiary, and classified as assets held for sale for ~~W~~33,972 million. As of March 31, 2022, the assets are included in assets held for sale.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

9. Investments in Associates and Joint ventures

(a)	Details of investments in associates as of March 31, 2022 and December 31, 2021 are as follows:

							December 31,
(in millions of Won)	March 31, 2022						2021
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	178,691,901,565	42.82	~~W~~	178,787	~~W~~	175,733	176,136
Samcheok Blue Power Co., Ltd.(*1)	4,507,138	34.00		429,904		376,969	382,887
SNNC	18,130,000	49.00		90,650		176,793	171,332
QSONE Co.,Ltd.	200,000	50.00		84,395		86,251	86,058
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		13,608	9,571
Western Inland highway CO., LTD.(*2)	—	—		—		—	53,563
Pocheon-Hwado Highway Corp.(*1)	5,878,095	23.27		29,390		28,220	28,813
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd	2,008,000	29.53		10,040		19,881	19,191
Daesung Steel(*3)	108,038	17.54		14,000		19,310	19,073
PCC Amberstone Private Equity Fund 1(*3)	8,322,390,955	8.80		8,204		9,223	9,251
Others (61 companies)(*1)						138,394	107,035

						1,044,382	1,062,910

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		132,907		252,250	238,601
AES-VCM Mong Duong Power Company Limited(*1)	—	30.00		164,303		191,001	182,639
9404-5515 Quebec Inc.(*3)	114,452,000	10.40		124,341		136,405	135,738
FQM Australia Holdings Pty Ltd	186,000,030	30.00		109,568		100,992	91,052
Eureka Moly LLC	—	20.00		240,123		13,924	13,633
AMCI (WA) PTY LTD	49	49.00		209,664		70,335	67,972
NCR LLC	—	22.10		117,367		122,982	102,319
KOREA LNG LTD.	2,400	20.00		135,205		36,372	31,340
Nickel Mining Company SAS	3,234,698	49.00		157,585		44,453	48,249
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	429,580,000	40.00		78,117		78,837	22,769
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		19,638	19,099
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		16,709	15,851
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		9,421	9,140
Others (30 companies)(*1)						204,872	161,962

						1,298,191	1,140,364

					~~W~~	2,342,573	2,203,274

(*1)

As of March 31, 2022 and December 31, 2021, investments in associates amounting to ~~W~~638,829 million and ~~W~~629,832 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*2)

During the three-month period ended March 31, 2022, investment in this associate was transferred to equity security since the Company lost significant influence due to a decline in ownership upon capital increase in the associate in which the Company did not participate.

(*3)

As of March 31, 2022, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

(b)	Details of investments in joint ventures as of March 31, 2022 and December 31, 2021 are as follows:

							December 31,
(in millions of Won)	March 31, 2022						2021
	Number	Ownership	Acquisition
Company	of shares	(%)	cost		Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	~~W~~	115,680	~~W~~	148,664	169,838
Others (5 companies)						6,263	6,676

						154,927	176,514

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,417,781	1,346,712
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		393,636	393,793
KOBRASCO	2,010,719,185	50.00		32,950		97,076	68,296
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		111,513	107,650
DMSA/AMSA(*1)	—	3.89		346,880		26,312	24,144
CSP - Compania Siderurgica do Pecem	1,578,377,432	20.00		676,060		148,347	52,257
HBIS-POSCO Automotive Steel Co.Ltd	—	50.00		170,760		171,631	110,769
Others (10 companies)						31,084	31,238

						2,397,380	2,134,859

					~~W~~	2,552,307	2,311,373

(*1)	As of March 31, 2022 and December 31, 2021, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

(c)	The movements of investments in associates and joint ventures for the three-month period ended March 31, 2022 and the year ended December 31, 2021 were as follows:

1)	For the three-month period ended March 31, 2022

(in millions of Won)
Company	December 31, 2021 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	March 31, 2022 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	176,136	—	—	(403)	—	175,733
Samcheok Blue Power Co., Ltd.		382,887	—	(2,416)	(3,502)	—	376,969
SNNC		171,332	—	(5,348)	10,809	—	176,793
QSONE Co., Ltd.		86,058	—	—	193	—	86,251
Chun-cheon Energy Co., Ltd		9,571	—	—	4,037	—	13,608
Western Inland highway CO., LTD.		53,563	—	—	(125)	(53,438)	—
Pocheon-Hwado Highway Corp.		28,813	—	—	(593)	—	28,220
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		19,191	—	—	690	—	19,881
Daesung Steel		19,073	—	—	237	—	19,310
PCC Amberstone Private Equity Fund 1		9,251	—	(165)	191	(54)	9,223
POSCO MITSUBISHI CARBON TECHNOLOGY		169,838	—	(24,000)	2,826	—	148,664
Others (66 companies)		113,711	36,253	(3,705)	884	(2,486)	144,657

		1,239,424	36,253	(35,634)	15,244	(55,978)	1,199,309

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		238,601	—	—	8,512	5,137	252,250
AES-VCM Mong Duong Power Company Limited		182,639	—	(12,317)	17,555	3,124	191,001
9404-5515 Quebec Inc.		135,738	—	—	(2,245)	2,912	136,405
FQM Australia Holdings Pty Ltd		91,052	—	—	7,808	2,132	100,992
Eureka Moly LLC		13,633	—	—	—	291	13,924
AMCI (WA) PTY LTD		67,972	—	—	(1,369)	3,732	70,335
NCR LLC		102,319	18,630	—	(882)	2,915	122,982
KOREA LNG LTD.		31,340	—	(3,697)	3,707	5,022	36,372
Nickel Mining Company SAS		48,249	—	—	(4,078)	282	44,453
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		22,769	55,695	—	(239)	612	78,837
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		19,099	—	—	95	444	19,638
PT. Wampu Electric Power		15,851	—	—	490	368	16,709
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		9,140	—	—	5	276	9,421
Roy Hill Holdings Pty Ltd		1,346,712	—	(112,985)	82,440	101,614	1,417,781
POSCO-NPS Niobium LLC		393,793	—	(12,196)	3,472	8,567	393,636
KOBRASCO		68,296	—	—	14,206	14,574	97,076
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		107,650	—	—	1,585	2,278	111,513
DMSA/AMSA		24,144	—	—	1,644	524	26,312
CSP - Compania Siderurgica do Pecem		52,257	—	—	78,100	17,990	148,347
HBIS-POSCO Automotive Steel Co. Ltd		110,769	61,703	—	(3,288)	2,447	171,631
Others (40 companies)		193,200	26,542	(14,248)	25,218	5,244	235,956

		3,275,223	162,570	(155,443)	232,736	180,485	3,695,571

	~~W~~	4,514,647	198,823	(191,077)	247,980	124,507	4,894,880

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

2)	For the year ended December 31, 2021

(in millions of Won)
Company	December 31, 2020 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2021 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	175,939	—	—	197	—	176,136
Samcheok Blue Power Co., Ltd.		145,092	250,495	(405)	(4,248)	(8,047)	382,887
SNNC		160,332	—	(18,243)	29,314	(71)	171,332
QSONE Co.,Ltd.		86,004	—	(1,140)	1,194	—	86,058
Chun-cheon Energy Co., Ltd		23,913	—	—	(15,094)	752	9,571
Western Inland highway CO., LTD.		45,070	4,031	—	(1,981)	6,443	53,563
Nextrain Co., Ltd.		47,364	—	—	(127)	(47,237)	—
Pocheon-Hwado Highway Corp.		13,721	13,954	—	(2,679)	3,817	28,813
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		17,137	—	—	2,054	—	19,191
Daesung Steel		16,990	—	—	2,083	—	19,073
PCC Amberstone Private Equity Fund 1		9,230	—	(674)	977	(282)	9,251
POSCO MITSUBISHI CARBON TECHNOLOGY		153,457	—	—	16,243	138	169,838
Others (62 companies)		117,486	38,021	(7,159)	6,399	(41,036)	113,711

		1,011,735	306,501	(27,621)	34,332	(85,523)	1,239,424

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		199,342	—	(27,828)	48,159	18,928	238,601
AES-VCM Mong Duong Power Company Limited		158,777	—	(28,623)	35,959	16,526	182,639
9404-5515 Quebec Inc.		123,296	—	(16,999)	18,071	11,370	135,738
FQM Australia Holdings Pty Ltd		—	109,568	—	(17,997)	(519)	91,052
Eureka Moly LLC		43,520	—	—	(32,607)	2,720	13,633
AMCI (WA) PTY LTD		71,732	—	—	(5,986)	2,226	67,972
NCR LLC		46,608	44,797	—	(2,016)	12,930	102,319
KOREA LNG LTD.		42,229	—	(9,178)	9,145	(10,856)	31,340
Nickel Mining Company SAS		40,890	—	—	7,243	116	48,249
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		22,147	—	—	(1,838)	2,460	22,769
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		15,181	—	—	1,752	2,166	19,099
PT. Wampu Electric Power		12,716	—	—	1,389	1,746	15,851
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,110	—	—	675	1,355	9,140
Roy Hill Holdings Pty Ltd		1,418,056	—	(522,947)	392,887	58,716	1,346,712
POSCO-NPS Niobium LLC		353,725	—	(20,479)	28,729	31,818	393,793
KOBRASCO		54,400	—	(39,059)	52,118	837	68,296
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		91,270	—	—	6,291	10,089	107,650
DMSA/AMSA		31,104	—	—	674	(7,634)	24,144
CSP - Compania Siderurgica do Pecem		—	19,176	—	22,398	10,683	52,257
HBIS-POSCO Automotive Steel Co. Ltd		—	109,057	—	1,636	76	110,769
Others (38 companies)		132,411	12,184	(4,713)	48,555	4,763	193,200

		2,864,514	294,782	(669,826)	615,237	170,516	3,275,223

	~~W~~	3,876,249	601,283	(697,447)	649,569	84,993	4,514,647

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

(d)	Summarized financial information of associates and joint ventures as of and for the three-month period ended March 31, 2022 and the year ended December 31, 2021 are as follows:

1)	March 31, 2022

(in millions of Won) Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	399,371	547	398,824	—	(941)
Samcheok Blue Power Co.,Ltd.		2,679,592	2,009,884	669,708	—	(1,192)
SNNC		681,041	277,949	403,092	212,243	22,658
QSONE Co.,Ltd.		252,952	80,451	172,501	4,235	385
Chun-cheon Energy Co., Ltd		637,571	542,121	95,450	147,406	8,022
Pocheon-Hwado Highway Corp.		247,236	124,690	122,546	—	(337)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		50,068	13,055	37,013	17,189	2,335
Daesung Steel		178,913	100,215	78,698	37,398	1,353
PCC Amberstone Private Equity Fund 1		104,906	51	104,855	2,750	2,174
POSCO MITSUBISHI CARBON TECHNOLOGY		475,903	223,224	252,679	58,007	7,971
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,605,679	598,300	1,007,379	91,992	33,991
AES-VCM Mong Duong Power Company Limited		1,799,837	1,179,770	620,067	130,998	58,264
9404-5515 Quebec Inc.		1,388,561	64,815	1,323,746	—	(21,586)
FQM Australia Holdings Pty Ltd		1,471,748	1,112,109	359,639	128,371	26,026
KOREA LNG LTD.		160,356	224	160,132	18,970	18,536
Nickel Mining Company SAS		477,689	308,256	169,433	54,503	208
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		241,947	44,520	197,427	6,287	(595)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		104,781	41,677	63,104	35,899	271
PT. Wampu Electric Power		208,971	128,468	80,503	4,929	2,449
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		91,641	55,680	35,961	35,852	(44)
Roy Hill Holdings Pty Ltd		10,156,296	2,960,929	7,195,367	1,945,146	701,106
POSCO-NPS Niobium LLC		787,068	—	787,068	—	6,944
KOBRASCO		211,887	18,341	193,546	42,368	28,411
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		711,918	292,733	419,185	469,160	6,339
DMSA/AMSA		2,787,563	2,111,096	676,467	364,239	42,331
CSP - Compania Siderurgica do Pecem		4,405,996	3,696,122	709,874	547,340	389,700
HBIS-POSCO Automotive Steel Co.Ltd		617,634	255,758	361,876	104,306	(5,538)

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

2)	December 31, 2021

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	400,339	574	399,765	—	5,411
Samcheok Blue Power Co.,Ltd.		2,301,783	1,620,752	681,031	—	(6,226)
SNNC		628,075	236,726	391,349	869,815	75,125
QSONE Co.,Ltd.		251,158	79,042	172,116	17,962	2,388
Chun-cheon Energy Co., Ltd		616,111	528,683	87,428	327,534	(5,424)
Western Inland highway CO.,LTD.		305,166	42,052	263,114	—	(2,137)
Pocheon-Hwado Highway Corp.		217,888	95,005	122,883	—	(929)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		56,418	21,740	34,678	45,543	6,957
Daesung Steel		176,458	99,112	77,346	113,706	11,868
PCC Amberstone Private Equity Fund 1		105,169	—	105,169	11,910	11,110
POSCO MITSUBISHI CARBON TECHNOLOGY		470,330	185,622	284,708	172,441	28,699
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,604,624	651,751	952,873	439,974	192,322
AES-VCM Mong Duong Power Company Limited		1,677,096	1,084,900	592,196	366,205	119,863
9404-5515 Quebec Inc.		1,317,335	3	1,317,332	—	173,763
FQM Australia Holdings Pty Ltd		1,348,138	1,021,630	326,508	243,611	(64,143)
KOREA LNG LTD.		157,060	357	156,703	47,843	45,724
Nickel Mining Company SAS		475,751	307,570	168,181	328,570	31,688
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		129,618	72,965	56,653	28,488	(4,680)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		92,850	31,260	61,590	174,511	5,193
PT. Wampu Electric Power		209,172	132,917	76,255	20,288	6,946
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		89,809	54,517	35,292	117,461	2,595
Roy Hill Holdings Pty Ltd		9,165,759	2,227,659	6,938,100	8,839,084	3,740,696
POSCO-NPS Niobium LLC		787,383	—	787,383	—	52,451
KOBRASCO		194,022	57,430	136,592	165,224	104,507
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		727,958	324,222	403,736	2,044,978	25,165
DMSA/AMSA		3,631,856	2,068,847	1,563,009	749,634	636,113
CSP-Compania Siderurgica do Pecem		3,777,391	3,542,398	234,993	2,570,010	653,370
HBIS-POSCO Automotive Steel Co.Ltd		502,645	261,765	240,880	482,696	3,272

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of March 31, 2022 are as follows:

Joint operations	Operation	Ownership (% )	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Arctos Anthracite coal project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
Samcheok Thermal Power Plant EPC (Unit 1,2) Construction work	Construction	49.00	Korea
Sinansan Line Double Track Train Private Investment project construction work	Construction	32.00	Korea
Panama Metro Line 3 Project construction work	Construction	20.00	Panama
2*600 MW Matarbari Ultra Super Critical Coal-Fired Power construction work	Construction	67.00	Bangladesh
Yangsan Sasong 2nd Apartment Project (B5,6,7,9 Block) Construction work	Construction	49.00	Korea
Yangsan Sasong Apartment Project (C1,B3,B4 Block) Construction work	Construction	49.00	Korea
Yongmun 123 Construction work	Construction	70.00	Korea
Songdo B5 Block officetel Project Construction work	Construction	80.00	Korea
Particle Accelerator Facility Construction work	Construction	55.00	Korea
Anyang Jinheung Apartment Construction work	Construction	45.00	Korea

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

11. Investment Property, Net

Changes in the carrying amount of investment property for the three-month period ended March 31, 2022 and the year ended December 31, 2021 were as follows:

(a)	For the three-month period ended March 31, 2022

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others(*1)	Ending
Land	~~W~~	332,308	—	—	6,621	338,929
Buildings		584,549	45	(5,605)	18,637	597,626
Structures		753	—	(332)	1,029	1,450
Right-of-use assets		168,467	—	(1,669)	3,395	170,193

	~~W~~	1,086,077	45	(7,606)	29,682	1,108,198

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference, and others.

(b) For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	279,397	83,497	(1,092)	—	(29,494)	332,308
Buildings		559,584	11,378	(2,264)	(21,362)	37,213	584,549
Structures		1,199	—	—	(598)	152	753
Right-of-use assets		154,601	—	—	(4,364)	18,230	168,467

	~~W~~	994,781	94,875	(3,356)	(26,324)	26,101	1,086,077

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

12. Property, Plant and Equipment, Net

(a)	Changes in the carrying amount of property, plant and equipment for the three-month period ended March 31, 2022 and the year ended December 31, 2021 were as follows:

1)	For the three-month period ended March 31, 2022

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	2,702,715	4,769	(49)	—	2,045	2,709,480
Buildings		4,204,450	4,219	(1,284)	(79,646)	51,227	4,178,966
Structures		3,131,795	2,310	(286)	(62,839)	25,379	3,096,359
Machinery and equipment		16,420,156	19,508	(3,315)	(567,253)	196,947	16,066,043
Vehicles		46,030	3,009	(346)	(4,520)	779	44,952
Tools		77,795	5,994	(1,303)	(8,586)	242	74,142
Furniture and fixtures		166,162	6,838	(682)	(9,947)	5,546	167,917
Lease assets		867,746	74,188	(4,753)	(42,312)	(2,392)	892,477
Bearer plants		154,682	—	—	(2,341)	2,570	154,911
Construction-in-progress		1,825,167	710,759	(121)	—	(212,468)	2,323,337

	~~W~~	29,596,698	831,594	(12,139)	(777,444)	69,875	29,708,584

(*1)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

2)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*1,2,3)	Others(*4)	Ending
Land	~~W~~	2,590,087	66,015	(117)	—	5,670	41,060	2,702,715
Buildings		4,161,400	22,559	(4,001)	(316,999)	(32,863)	374,354	4,204,450
Structures		3,025,226	15,728	(15,727)	(233,370)	(4,900)	344,838	3,131,795
Machinery and equipment		16,857,307	206,564	(31,769)	(2,283,704)	(77,173)	1,748,931	16,420,156
Vehicles		37,156	14,896	(832)	(15,242)	(58)	10,110	46,030
Tools		60,301	21,802	(782)	(30,864)	(69)	27,407	77,795
Furniture and fixtures		127,459	28,178	(1,630)	(47,135)	(667)	59,957	166,162
Lease assets		773,700	224,667	(8,320)	(172,443)	(1,547)	51,689	867,746
Bearer plants		149,965	—	(24,876)	(9,264)	—	38,857	154,682
Construction-in-progress		1,617,540	2,838,175	(10,789)	—	(190,556)	(2,429,203)	1,825,167

	~~W~~	29,400,141	3,438,584	(98,843)	(3,109,021)	(302,163)	268,000	29,596,698

(*1)

The Company estimated the recoverable amount of individual assets that it ceased their use due to the disposal plan and others at fair value less costs to sell based on sale price or scrap value and recognized an impairment loss since recoverable amounts are less than their carrying amounts for the year ended December 31, 2021. During the year ended December 31, 2021, the Company recognized impairment losses on damaged assets caused by the fire accident.

(*2)

During the year ended December 31, 2021, the Company decided to stop the intended use for Synthetic Natural Gas (SNG) facility and sell the related assets. The Company estimated the recoverable amount based on expected sale price and recognized ~~W~~217,564 million of impairment loss.

(*3)

During the year ended December 31, 2021, evidence of impairment has occurred due to changes in the quality of bituminous coal and changes in production plans at Narrabri Coal Mine where POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY. LTD, a subsidiary of the Company, participates as a non-operating party. The Company recognized an impairment loss of ~~W~~27,672 million since recoverable amounts are less than their carrying amounts.

(*4)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

(b)

Changes in the carrying amount of right of use assets presented as investment property and property, plant and equipment for the three-month period ended March 31, 2022 and the year ended December 31, 2021 were as follows:

1)	For the three-month period ended March 31, 2022

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	391,446	10,180	(4,191)	(307)	397,128
Buildings and structures		143,854	30,117	(14,496)	(1,224)	158,251
Machinery and equipment		256,205	4,053	(8,948)	(9,325)	241,985
Vehicles		14,753	3,233	(2,141)	6,289	22,134
Ships		210,056	23,793	(4,170)	—	229,679
Others		19,899	2,812	(10,035)	817	13,493

	~~W~~	1,036,213	74,188	(43,981)	(3,750)	1,062,670

2)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	371,719	14,161	(14,191)	19,757	391,446
Buildings and structures		171,760	30,912	(61,261)	2,443	143,854
Machinery and equipment		239,181	13,543	(41,721)	45,202	256,205
Vehicles		11,456	12,159	(8,657)	(205)	14,753
Ships		106,555	120,217	(16,716)	—	210,056
Others		27,630	33,675	(34,261)	(7,145)	19,899

	~~W~~	928,301	224,667	(176,807)	60,052	1,036,213

(c)	The amounts recognized in profit or loss related to leases for the three-month periods ended March 31, 2022 and 2021 were as follows:

(in millions of Won)	March 31, 2022		March 31, 2021
Interest on lease liabilities	~~W~~	7,557	8,954
Expenses relating to short-term leases		6,853	5,294
Expenses relating to leases of low-value assets		3,862	3,827

	~~W~~	18,272	18,075

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying amount of goodwill and other intangible assets for the three-month period ended March 31, 2022 and the year ended December 31, 2021 were as follows:

(a)	For the three-month period ended March 31, 2022

(in millions of Won)						Impairment
	Beginning		Acquisitions	Disposals	Amortization	loss	Others(*2)	Ending
Goodwill	~~W~~	735,969	—	—	—	—	3,538	739,507
Intellectual property rights		2,225,808	111,929	(576)	(62,879)	—	14,562	2,288,844
Membership(*1)		142,370	638	(22)	(36)	824	(2,292)	141,482
Development expense		153,973	3,782	(13)	(17,176)	—	1,453	142,019
Port facilities usage rights		216,021	—	—	(3,700)	—	86	212,407
Exploratation and evaluation assets		61,957	623	—	—	—	520	63,100
Customer relationships		285,720	—	—	(11,119)	—	49	274,650
Other intangible assets		344,491	14,975	(17)	(8,385)	—	(7,336)	343,728

	~~W~~	4,166,309	131,947	(628)	(103,295)	824	10,580	4,205,737

(*1)	Economic useful life of membership is indefinite.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(b)	For the year ended December 31, 2021

(in millions of Won)						Impairment
	Beginning		Acquisitions	Disposals	Amortization	loss(*2,4,5)	Others(*3)	Ending
Goodwill	~~W~~	903,893	17,804	—	—	(189,167)	3,439	735,969
Intellectual property rights		2,170,738	281,544	(574)	(271,931)	(20,005)	66,036	2,225,808
Membership(*1)		138,703	7,457	(4,198)	(137)	145	400	142,370
Development expense		227,111	11,301	—	(72,294)	(4,027)	(8,118)	153,973
Port facilities usage rights		236,272	—	—	(20,581)	—	330	216,021
Exploratation and evaluation assets		57,140	3,649	—	—	(374)	1,542	61,957
Customer relationships		330,247	—	—	(44,478)	—	(49)	285,720
Other intangible assets		385,328	68,253	(14,818)	(34,679)	(10,032)	(49,561)	344,491

	~~W~~	4,449,432	390,008	(19,590)	(444,100)	(223,460)	14,019	4,166,309

(*1)	Economic useful life of membership is indefinite.
(*2)

During the year ended December 31, 2021, the Company decided to sell a portion of purchased emission rights and recognized ~~W~~7,180 million of impairment loss since book value exceeded fair value less costs to sell.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(*4)

During the year ended December 31, 2021, evidence of impairment has occurred due to changes in the quality of bituminous coal and changes in production plans at Narrabri Coal Mine where POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY. LTD, a subsidiary of the Company, participates as a non-operating party. The Company recognized an impairment loss of ~~W~~20,006 million since recoverable amounts are less than their carrying amounts.

(*5)

During the year ended December 31, 2021, impairment loss of ~~W~~184,770 million on goodwill of POSCO INTERNATIONAL Corporation, a subsidiary included in trading segment, was recognized as the recoverable amount is less than the carrying amount of the CGU.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

14. Other Assets

Other assets as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Current
Advance payments	~~W~~	683,793	564,196
Prepaid expenses		413,638	274,023
Firm commitment asset		25,292	11,323
Others		66,764	65,816

	~~W~~	1,189,487	915,358

Non-current
Long-term advance payments	~~W~~	21,739	47,752
Long-term prepaid expenses		73,373	76,739
Others(*1)		73,483	74,116

	~~W~~	168,595	198,607

(*1)

As of March 31, 2022 and December 31, 2021, the Company recognized tax assets amounting to ~~W~~4,722 million based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized.

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings and others as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)
	Lenders	Interest rate (% )	March 31, 2022		December 31, 2021
Short-term borrowings
Bank overdrafts	JP Morgan and others	0.76 ~ 4.65	~~W~~	207,883	118,558
Short-term borrowings	HSBC and others	0.04 ~ 7.80		6,478,489	4,991,866

				6,686,372	5,110,424

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	0.70 ~ 8.50		1,131,931	992,154
Current portion of debentures	Goldman sachs Group, Inc. and others	1.27 ~ 3.35		3,283,834	2,731,321
Less: Current portion of discount on debentures issued				(3,885)	(3,832)

				4,411,880	3,719,643

			~~W~~	11,098,252	8,830,067

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

(b)	Long-term borrowings, excluding current portion and others as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)
	Lenders	Interest rate (% )	March 31, 2022		December 31, 2021
Long-term borrowings	Export-Import Bank of Korea and others	0.19 ~ 8.50	~~W~~	3,937,882	3,841,375
Less: Present value discount				(11,230)	(12,530)
Bonds	KB Securities co.,Ltd. and others	0.50 ~ 4.00		7,560,881	7,671,755
Less: Discount on debentures issued				(22,580)	(24,644)
Exchangeable bonds(*1)	Foreign currency exchangeable bonds			1,430,117	1,435,193

			~~W~~	12,895,070	12,911,149

(*1)	The issuance conditions of the exchangeable bonds issued by the Company are as follows:

Foreign currency exchangeable bonds
Type of bond	Exchangeable bonds

Aggregate principal amount	EUR 1,065,900,000

Interest rate	- Coupon rate : -

- Yield to Maturity : (0.78%)

Maturity date	September 1, 2026

Redemption	1) Redemption at Maturity : Outstanding bond principal, which is not repaid early or which call option is not exercised on, is repaid at maturity as a lump sum

2) Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price (Won/share)	478,124

Underlying shares exchange	Registered common shares(treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders	- 3 years(September 1, 2024) from the closing date

- In the event of a change of control of the Company

- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the Issuer	- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds.

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance(Clean Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc.

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

(c) Assets pledged as collateral with regard to the borrowings as of March 31, 2022 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Property, plant and equipment and Investment property	Korea Development Bank and others	~~W~~	4,373,451	5,447,830
Trade accounts and notes receivable	Korea Development Bank and others		282,968	282,968
Financial instruments	KB Kookmin Bank and others		20,856	21,005

		~~W~~	4,677,275	5,751,803

16. Other Payables

Other payables as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Current
Accounts payable	~~W~~	1,068,167	1,034,823
Accrued expenses		743,141	835,226
Dividend payable		451,150	4,046
Lease liabilities		174,397	181,774
Withholdings		146,552	133,492

	~~W~~	2,583,407	2,189,361

Non-current
Accounts payable	~~W~~	16,886	17,312
Accrued expenses		8,431	8,760
Lease liabilities		623,003	596,240
Long-term withholdings		58,843	56,697

	~~W~~	707,163	679,009

17. Other Financial Liabilities

Other financial liabilities as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Current
Derivative liabilities	~~W~~	152,241	91,739
Financial guarantee liabilities		23,760	19,902

	~~W~~	176,001	111,641

Non-current
Derivative liabilities	~~W~~	11,553	18,300
Financial guarantee liabilities		5,785	5,696

	~~W~~	17,338	23,996

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

18. Provisions

(a)	Provisions as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022			December 31, 2021
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	54,239	36,289	93,502	45,031
Provision for construction warranties		6,780	231,716	14,519	222,141
Provision for legal contingencies and claims(*1)		12,681	61,906	24,441	69,050
Provision for the restoration(*2,3)		5,409	147,776	5,918	153,613
Others(*4,5)		304,966	111,045	261,604	99,257

	~~W~~	384,075	588,732	399,984	589,092

(*1)

The Company recognized probable outflow of resources amounting to ~~W~~50,853 million and ~~W~~61,911 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Company as of March 31, 2022 and December 31, 2021, respectively.

(*2)

Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery, ~~W~~12,222 million as provisions for restoration as of March 31, 2022. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 2.67%~3.26% to measure present value of these costs.

(*3)

Due to contamination of river water quality near Greenhills mine owned by POSCO Canada Ltd., the Company recognized present value of estimated costs for recovery amounting to ~~W~~72,328 million as provisions for improvement as of March 31, 2022.

(*4)

As of March 31, 2022 and December 31, 2021, POSCO ENERGY CO.,LTD. and Korea Fuel Cell, recognized ~~W~~83,476 million and ~~W~~80,727 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*5)	The Company has recognized emission liabilities of ~~W~~96,071 million for green house gas emissions exceeding the quantity of emission quota rights as of March 31, 2022.

(b)	Changes in provisions for the three-month period ended March 31, 2022 and the year ended December 31, 2021 were as follows:

1)	For the three-month period ended March 31, 2022

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	138,533	44,453	(90,276)	(1,939)	(243)	90,528
Provision for construction warranties		236,660	13,892	(11,494)	(553)	(9)	238,496
Provision for legal contingencies and claims		93,491	2,355	(22,289)	(1,348)	2,378	74,587
Provision for the restoration		159,531	3,009	(1,600)	(16,144)	8,389	153,185
Others		360,861	88,284	(241)	(50,541)	17,648	416,011

	~~W~~	989,076	151,993	(125,900)	(70,525)	28,163	972,807

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

2)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	121,951	160,893	(138,003)	(4,989)	(1,319)	138,533
Provision for construction warranties		227,097	79,518	(67,196)	(3,080)	321	236,660
Provision for legal contingencies and claims		87,450	66,395	(28,400)	(32,731)	777	93,491
Provision for the restoration		139,745	29,456	(7,646)	(11,129)	9,105	159,531
Others		389,999	291,284	(185,066)	(119,633)	(15,723)	360,861

	~~W~~	966,242	627,546	(426,311)	(171,562)	(6,839)	989,076

(*1)	Includes adjustments of foreign currency translation differences and others.

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month periods ended March 31, 2022 and 2021 were as follows:

(in millions of Won)	March 31, 2022		March 31, 2021
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	13,602	12,181

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit assets in the statements of financial position as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Present value of funded obligations	~~W~~	2,422,184	2,401,261
Fair value of plan assets(*1)		(2,499,000)	(2,620,046)
Present value of non-funded obligations		11,506	13,770

Net defined benefit liabilities	~~W~~	(65,310)	(205,015)

(*1)

As of March 31, 2022 and December 31, 2021, the Company recognized net defined benefit assets amounting to ~~W~~124,220 million and ~~W~~255,858 million respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

2)	Changes in present value of defined benefit obligations for the three-month period ended March 31, 2022 and the year ended December 31, 2021 were as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Defined benefit obligations at the beginning of period	~~W~~	2,415,031	2,453,353
Current service costs		60,268	243,029
Interest costs		15,893	52,118
Remeasurements		87,533	(78,888)
Benefits paid		(135,598)	(253,208)
Others		(9,437)	(1,373)

Defined benefit obligations at the end of period	~~W~~	2,433,690	2,415,031

3)	Changes in fair value of plan assets for the three-month period ended March 31, 2022 and the year ended December 31, 2021 were as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Fair value of plan assets at the beginning of period	~~W~~	2,620,046	2,397,717
Interest on plan assets		17,232	51,580
Remeasurement of plan assets		(8,900)	(9,529)
Contributions to plan assets		121	417,486
Benefits paid		(129,854)	(230,938)
Others		355	(6,270)

Fair value of plan assets at the end of period	~~W~~	2,499,000	2,620,046

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month periods ended March 31, 2022 and 2021 were as follows:

(in millions of Won)	March 31, 2022		March 31, 2021
Current service costs	~~W~~	60,268	62,339
Net interest costs		(1,339)	154

	~~W~~	58,929	62,493

20. Other Liabilities

Other liabilities as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Current
Due to customers for contract work	~~W~~	984,395	995,311
Advances received		488,470	475,800
Unearned revenue		94,476	106,574
Withholdings		444,977	340,107
Firm commitment liability		27,749	11,852
Others		7,375	14,844

	~~W~~	2,047,442	1,944,488

Non-current
Unearned revenue	~~W~~	26,641	27,908
Others		67,046	28,583

	~~W~~	93,687	56,491

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

21. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and fair values of financial assets and financial liabilities by fair value hierarchy as of March 31, 2022 and December 31, 2021 are as follows:

①	March 31, 2022

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	288,912	—	288,912	—	288,912
Short-term financial instruments		9,498,588	—	9,498,588	—	9,498,588
Debt securities		7,434	—	—	7,434	7,434
Other securities		540,544	30,680	1,022	508,842	540,544
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments(*2)		48,436	—	48,436	—	48,436
Fair value through other comprehensive income
Equity securities		1,617,620	1,397,948	—	219,672	1,617,620
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		6,329,536	—	—	—	—
Trade accounts and notes receivable		10,500,797	—	—	—	—
Other receivables		2,863,842	—	—	—	—
Debt securities		151,146	—	—	—	—
Deposit instruments		3,646,225	—	—	—	—

	~~W~~	35,495,080	1,428,628	9,836,958	737,948	12,003,534

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	98,240	—	98,241	—	98,241
Borrowings		1,430,117	1,430,117	—	—	1,430,117
Derivative hedging instruments(*2)		65,553	—	65,553	—	65,553
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,685,626	—	—	—	—
Borrowings		22,563,205	—	22,473,047	—	22,473,047
Financial guarantee liabilities		29,545	—	—	—	—
Others		3,084,716	—	—	—	—

	~~W~~	32,957,002	1,430,117	22,636,841	—	24,066,958

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Company applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Company applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

②	December 31, 2021

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	241,541	—	241,541	—	241,541
Short-term financial instruments		10,514,093	—	10,514,093	—	10,514,093
Debt securities		10,717	—	—	10,717	10,717
Other securities		430,998	37,343	1,022	392,633	430,998
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments		7,555	—	7,555	—	7,555
Fair value through other comprehensive income
Equity securities		1,466,061	1,250,497	—	215,564	1,466,061
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		4,775,166	—	—	—	—
Trade accounts and notes receivable		9,051,708	—	—	—	—
Other receivables		2,761,566	—	—	—	—
Debt securities		151,146	—	—	—	—
Deposit instruments		2,745,280	—	—	—	—

	~~W~~	32,157,831	1,287,840	10,764,211	620,914	12,672,965

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	93,236	—	93,236	—	93,236
Borrowings		1,435,193	1,435,193	—	—	1,435,193
Derivative hedging instruments		16,803	—	16,803	—	16,803
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,468,869	—	—	—	—
Borrowings		20,306,023	—	20,393,246	—	20,393,246
Financial guarantee liabilities		25,598	—	—	—	—
Others		2,693,163	—	—	—	—

	~~W~~	30,038,885	1,435,193	20,503,285	—	21,938,478

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

2)	Finance income and costs by category of financial instrument for the three-month periods ended March 31, 2022 and 2021 were as follows:

①	For the three-month period ended March 31, 2022

(in millions of Won)	Finance income and costs							Other
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	60,573	(6,804)	—	2,086	23,026	78,881	—
Derivative assets		—	124,339	—	124,585	—	248,924	—
Financial assets at fair value through other comprehensive income		—	—	—	—	(16,541)	(16,541)	104,421
Financial assets measured at amortized cost		49,232	—	155,891	(7,053)	(21,988)	176,082	—
Financial liabilities at fair value		—	14,378	268	—	—	14,646	—
Derivative liabilities		—	(104,953)	—	(215,191)	—	(320,144)	51
Financial liabilities measured at amortized cost		(106,021)	—	(219,082)	—	(1,545)	(326,648)	—

	~~W~~	3,784	26,960	(62,923)	(95,573)	(17,048)	(144,800)	104,472

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

②	For the three-month period ended March 31, 2021

(in millions of Won)	Finance income and costs							Other
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	35,335	(4,851)	—	(462)	70	30,092	—
Derivative assets		—	101,315	—	65,846	—	167,161	—
Financial assets at fair value through other comprehensive income		—	—	—	—	22,269	22,269	92,005
Financial assets measured at amortized cost		19,287	—	237,962	(3,370)	(38)	253,841	—
Derivative liabilities		—	28,515	—	(72,981)	—	(44,466)	(14)
Financial liabilities measured at amortized cost		(129,317)	—	(363,852)	—	(6,483)	(499,652)	—

	~~W~~	(74,695)	124,979	(125,890)	(10,967)	15,818	(70,755)	91,991

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2021.

22. Share Capital and Capital Surplus

(a) Share capital as of March 31, 2022 and December 31, 2021 are as follows:

(in Won, except share information)	March 31, 2022		December 31, 2021
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2022, total shares of ADRs of 26,101,884 outstanding in overseas stock market are equivalent to 6,525,471 shares of common stock.
(*2)	As of March 31, 2022, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		806,114	796,623
Other capital surplus		127,115	127,512

	~~W~~	1,397,054	1,387,960

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

23. Hybrid Bonds

(a)

The Company issued hybrid bonds, which are classified as equity in the consolidated financial statements. During the three-month period ended March 31, 2022, the hybrid bonds were transferred to a newly established company(POSCO) upon a vertical spin-off. Accordingly, the ownership interests of the controlling company as of December 31, 2021 were reclassified to non-controlling interests as of March 31, 2022. Hybrid bonds classified as equity as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	March 31, 2022		December 31, 2021
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60	~~W~~	200,000	200,000
Issuance cost					(616)	(616)

				~~W~~	199,384	199,384

(*1)	Details of issuance of hybrid bonds of POSCO as of March 31, 2022 are as follows:

Hybrid bond 1-2
Maturity date	30 years (The issuer has a right to extend the maturity date)

Interest rate	Issue date ~ 2023-06-12 : 4.60%
Reset every 10 years as follows;
• After 10 years : return on government bond of Republic of Korea (10 years) + 1.40%
• After 10 years : additionally +0.25% according to Step-up clauses
• After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The issuer can call the hybrid bond at year 10th anniversary of issuance and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common stockholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of March 31, 2022 amounts to ~~W~~479 million.

(b)

POSCO ENERGY CO., LTD., a subsidiary of the Company, issued hybrid bonds which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	March 31, 2022		December 31, 2021
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21	~~W~~	140,000	140,000
Issuance cost					(429)	(429)

				~~W~~	139,571	139,571

(*1)	Details of hybrid bonds of POSCO ENERGY CO., LTD. as of March 31, 2022 are as follows:

Hybrid bond 1-4
Maturity date	30 years (The issuer has a right to extend the maturity date)

Interest rate	Issue date ~ 2023-08-29 : 5.21%
Reset every 10 years as follows;
• After 10 years : return on government bond of the Republic of Korea (10 years) + 1.55%
• After 10 years : additionally +0.25% according to Step-up clauses
• After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The issuer can call the hybrid bond at year 10th anniversary of issuance and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common stockholders, but subordinated to other creditors. The interest accumulated but not paid on the hybrid bonds as of March 31, 2022 amounts to ~~W~~619 million.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

24. Reserves

Reserves as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(371,061)	(532,833)
Changes in fair value of equity investments at fair value through other comprehensive income		(50,429)	(153,359)
Foreign currency translation differences		187,656	7,762
Gains or losses on valuation of derivatives		(407)	(455)
Others		13,387	11,900

	~~W~~	(220,854)	(666,985)

25. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. The changes in treasury shares for three-month period ended March 31, 2022 and the year ended December 31, 2021 were as follows:

(shares, in millions of Won)	March 31, 2022			December 31, 2021
	Number of shares	Amount		Number of shares	Amount
Beginning	11,561,263	~~W~~	2,508,294	11,171,363	~~W~~	2,391,523
Acquisition of treasury shares	—		—	389,900		116,771
Disposal of treasury shares	(223,605)		(48,513)	—		—

Ending	11,337,658	~~W~~	2,459,781	11,561,263	~~W~~	2,508,294

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

26. Revenue

(a)	Disaggregation of revenue

Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month periods ended March 31, 2022 and 2021 were as follows:

1)	March 31, 2022

(in millions of Won)	Steel		Trading	Construction	Others(*1)	Total
Types of revenue
Revenue from sales of goods	~~W~~	7,191,030	6,288,807	—	4,715,093	18,194,930
Revenue from services		128,484	147,149	17,994	996,691	1,290,318
Revenue from construction contract		—	—	1,643,946	8,746	1,652,692
Others		5,556	87,858	759	105,957	200,130

	~~W~~	7,325,070	6,523,814	1,662,699	5,826,487	21,338,070

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	7,196,586	6,376,665	18,218	4,821,050	18,412,519
Revenue recognized over time		128,484	147,149	1,644,481	1,005,437	2,925,551

	~~W~~	7,325,070	6,523,814	1,662,699	5,826,487	21,338,070

(*1)	Others include the Company’s revenue of ~~W~~4,339,780 million before spin-off.

2)	March 31, 2021

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	8,334,495	5,085,746	—	317,943	13,738,184
Revenue from services		126,860	98,955	12,380	493,142	731,337
Revenue from construction contract		—	—	1,447,417	12,896	1,460,313
Others		15,158	61,747	508	61,476	138,889

	~~W~~	8,476,513	5,246,448	1,460,305	885,457	16,068,723

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	8,349,653	5,147,493	18,622	379,419	13,895,187
Revenue recognized over time		126,860	98,955	1,441,683	506,038	2,173,536

	~~W~~	8,476,513	5,246,448	1,460,305	885,457	16,068,723

(b)	Details of contract assets and liabilities from contracts with customers as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Receivables
Account receivables	~~W~~	10,500,797	9,051,708
Contract assets
Due from customers for contract work		1,243,793	1,073,479
Contract liabilities
Advance received		496,242	483,375
Due to customers for contract work		984,395	995,311
Unearned revenue		120,434	133,765

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

27. Revenue – Contract Balances

(a)	Details of outstanding contracts as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022			December 31, 2021
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	32,679,214	67,544	32,687,274	81,478
Accumulated contract profit		3,372,397	12,030	3,302,005	14,932
Accumulated contract loss		(873,633)	(17,802)	(1,227,883)	(16,904)
Accumulated contract revenue		35,177,978	61,772	34,761,396	79,506

(b)	Details of due from customers for contract work and due to customers for contract work as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022			December 31, 2021
	Construction segment		Others	Construction segment	Others
Due from customers for contract	~~W~~	1,225,065	55,425	1,069,343	40,739
Due to customers for contract work		(914,472)	(69,923)	(937,337)	(57,974)

	~~W~~	310,593	(14,498)	132,006	(17,235)

(c)	Details of the provisions of construction loss as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Construction segment	~~W~~	27,088	26,656
Others		14,873	16,229

	~~W~~	41,961	42,885

(d)

Due to the factors causing the variation of costs for the three-month period ended March 31, 2022, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profit before income taxes for the three-month period ended March 31, 2022 and future periods are as follows:

(in millions of Won)				Changes in profit of contract
	Changes in total contract revenues		Changes in estimated total contract costs	Net income	Future income	Total
Construction segment	~~W~~	235,948	210,706	16,799	8,443	25,242
Others		6,351	5,548	85	718	803

	~~W~~	242,299	216,254	16,884	9,161	26,045

The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contract to March 31, 2022. The estimation is evaluated for the total contract costs and expected total contract revenue as of the end of the period. Also, it may change during future periods.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

(e)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Company’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing costs and others. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

28. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month periods ended March 31, 2022 and 2021 were as follows:

(in millions of Won)	March 31, 2022		March 31, 2021
Wages and salaries	~~W~~	263,917	221,427
Expenses related to post-employment benefits		23,446	32,919
Other employee benefits		64,511	46,348
Travel		5,533	4,283
Depreciation		36,386	36,624
Amortization		22,835	27,648
Communication		2,817	2,151
Electricity		2,393	1,887
Taxes and public dues		24,241	21,759
Rental		10,317	4,938
Repairs		2,444	2,348
Entertainment		3,029	2,174
Advertising		26,067	16,074
Research & development		33,565	32,342
Service fees		44,644	35,006
Vehicles maintenance		1,315	1,263
Industry association fee		3,681	3,368
Conference		3,810	2,887
Increase to provisions		473	327
Others		13,601	10,548

	~~W~~	589,025	506,321

(b)	Selling expenses

Selling expenses for the three-month periods ended March 31, 2022 and 2021 were as follows:

(in millions of Won)	March 31, 2022		March 31, 2021
Freight and custody expenses	~~W~~	26,316	39,596
Operating expenses for distribution center		557	1,746
Sales commissions		22,918	18,680
Sales advertising		302	136
Sales promotion		1,547	1,526
Sample		507	514
Sales insurance premium		10,176	9,253
Contract cost		10,943	11,099
Others		2,905	2,618

	~~W~~	76,171	85,168

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

29. Finance Income and Costs

Details of finance income and costs for the three-month periods ended March 31, 2022 and 2021 were as follows:

(in millions of Won)	March 31, 2022		March 31, 2021
Finance income
Interest income(*1)	~~W~~	109,805	54,622
Dividend income		6,485	22,339
Gain on foreign currency transactions		271,753	211,935
Gain on foreign currency translations		176,137	214,996
Gain on derivatives transactions		127,513	68,470
Gain on valuations of derivatives		142,465	212,849
Others		23,027	10,333

	~~W~~	857,185	795,544

Finance costs
Interest expenses	~~W~~	106,021	129,317
Loss on foreign currency transactions		248,383	180,270
Loss on foreign currency translations		262,430	372,551
Loss on derivatives transactions		218,119	75,605
Loss on valuation of derivatives		123,079	83,019
Loss on disposal of trade accounts and notes receivable		7,053	3,370
Others		36,900	22,167

	~~W~~	1,001,985	866,299

(*1)	Interest income calculated using the effective interest method for the three-month periods ended March 31, 2022 and 2021 were ~~W~~49,232 million and ~~W~~19,287 million, respectively.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

30. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2022 and 2021 were as follows:

(in millions of Won)	March 31, 2022		March 31, 2021
Other non-operating income
Gain on disposals of assets held for sale	~~W~~	57	797
Gain on disposals of investment in subsidiaries, associates and joint ventures		5,205	3,842
Gain on disposals of property, plant and equipment		9,838	3,323
Gain on valuation of firm commitment		139,268	50,596
Reversal of other provisions		2,276	176
Gain on insurance settlements		712	544
Others(*1)		20,649	70,693

	~~W~~	178,005	129,971

Other non-operating expenses
Loss on disposals of investments in subsidiaries, associates and joint ventures	~~W~~	6,128	1,104
Loss on disposals of property, plant and equipment		17,967	18,657
Impairment loss on property, plant and equipment		3	16,892
Impairment loss on intangible assets		4	7,183
Loss on valuation of firm commitment		31,438	43,765
Idle tangible asset expenses		4,844	5,192
Increase to provisions		1,109	6,301
Donations		12,454	5,641
Others		477	18,757

	~~W~~	74,424	123,492

(*1)

During the three-month period ended March 31, 2021, the Company recognized                ~~W~~28,366 million of non-operating income for refund of other than income tax as a result of administrative litigation for tax audits.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

31. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for the three-month periods ended March 31, 2022 and 2021 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	March 31, 2022		March 31, 2021
Raw material used, changes in inventories and others	~~W~~	12,778,047	9,564,810
Employee benefits expenses		985,312	943,053
Outsourced processing cost		1,951,729	1,714,478
Electricity and water expenses		240,760	173,898
Depreciation(*1)		785,050	785,185
Amortization		103,295	110,787
Freight and custody expenses		184,485	339,624
Sales commissions		22,918	18,680
Loss on disposal of property, plant and equipment		17,967	18,657
Donations		12,454	5,641
Others		2,075,797	971,401

	~~W~~	19,157,814	14,646,214

(*1)	Includes depreciation expense of investment property.

32. Income Taxes

The effective tax rates of the Company for the three-month periods ended March 31, 2022 and 2021 were 22.61% and 26.98%, respectively.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

33. Earnings per Share

(a)	Basic earnings per share for the three-month periods ended March 31, 2022 and 2021 were as follows:

(in Won except per share information)	March 31, 2022		March 31, 2021
Profit attributable to controlling interest	~~W~~	1,711,611,321,575	1,024,735,682,380
Interests of hybrid bonds, net of tax		(1,078,164,383)	(1,644,657,534)
Weighted-average number of common shares outstanding(*1)		75,710,045	75,911,805

Basic earnings per share	~~W~~	22,593	13,477

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(shares)	March 31, 2022	March 31, 2021
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(11,476,790)	(11,275,030)

Weighted-average number of common shares outstanding	75,710,045	75,911,805

(b)	Diluted earnings per share for the three-month periods ended March 31, 2022 and 2021 were as follows:

(in Won, except share information)	March 31, 2022		March 31, 2021
Profit attributable to controlling interest	~~W~~	1,711,611,321,575	1,024,735,682,380
Interests of hybrid bonds, net of tax		(1,078,164,383)	(1,644,657,534)
Gain or loss from exchange rate on and revaluation of exchangeable bonds		(3,679,866,922)	—
Adjusted weighted-average number of common shares(*1)		78,742,658	75,911,805

Diluted earnings per share	~~W~~	21,676	13,477

(*1)	The weighted-average number of common shares used to calculate diluted earnings per share are as follows:

(shares)	March 31, 2022	March 31, 2021
Weighted-average number of common shares outstanding	75,710,045	75,911,805
Weighted-average number of potential common share	3,032,613	—

Adjusted weighted-average number of common shares	78,742,658	75,911,805

The Company holds exchangeable bonds as potential common stocks with a diluting effect as of March 31, 2022. Meanwhile, since there were no potential shares of common stock which had dilutive effects as of March 31, 2021, diluted earnings per share is equal to basic earnings per share.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

34. Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the three-month periods ended March 31, 2022 and 2021 were as follows:

1)	For the three-month period ended March 31, 2022

(in millions of Won)	Sales and others(*1)				Purchase and others(*2)
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO	~~W~~	1,467	—	—	—	—	—	3
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.		1,505	16,555	7	—	85,302	—	9,711
POSCO STEELEON Co.,Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		131,512	—	215	—	—	7,656	6
POSCO ICT(*4)		336	4,970	18	—	24,115	10,190	32,403
eNtoB Corporation		2	24	—	60,649	9,698	32	3,197
POSCO CHEMICAL CO., LTD		80,582	13,878	44	84,301	4,757	56,325	908
POSCO ENERGY CO., LTD.		762	—	—	6,682	—	—	3,925
POSCO MOBILITY SOLUTION		175,738	—	—	—	—	8,802	28
POSCO INTERNATIONAL Corporation		2,099,457	62,093	—	244,230	—	768	1,049
POSCO Thainox Public Company Limited		48,679	—	—	—	—	—	1
POSCO Canada Ltd.		—	—	139	77,703	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		32,423	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.		28,790	—	—	835	—	—	16
POSCO-VIETNAM Co., Ltd.		43,769	—	53	—	—	—	—
POSCO MEXICO S.A. DE C.V.		102,428	—	16	—	—	—	—
POSCO Maharashtra Steel Private Limited		170,671	—	66	—	—	—	120
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		42,320	—	—	—	—	—	15
POSCO VST CO., LTD.		27,906	—	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	417	380,061	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		47,018	—	60	—	—		8
Others		189,573	963	1,174	61,471	13,042	53,139	199,484

		3,224,938	98,483	2,209	915,932	136,914	136,912	250,874

Associates and joint ventures(*3)
SNNC		3,122	5,348	8	148,239	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		25,614	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	90,388	—	210,455	—	—	—
Others		76,723	8,617	3,373	16,485	—	—	301

		105,459	104,353	3,381	375,179	—	—	301

	~~W~~	3,330,397	202,836	5,590	1,291,111	136,914	136,912	251,175

(*1)	Sales and others mainly consist of sales of steel products (before spin-off), trademark usage income, rental income and dividend income to subsidiaries, associates and joint ventures
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of March 31, 2022, the Company provided guarantees to related parties (Note 35).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

2)	For the three-month period ended March 31, 2021

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	1,614	11,037	32	—	88,862	60	6,463
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		123,426	1,706	328	—	—	7,447	161
POSCO ICT		447	4,970	20	—	34,290	10,706	49,422
eNtoB Corporation		4	—	—	60,190	9,647	14	4,507
POSCO CHEMICAL CO., LTD		57,959	11,208	5,072	114,065	1,389	74,295	1,426
POSCO ENERGY CO., LTD.		760	—	689	2,129	—	—	5,605
POSCO MOBILITY SOLUTION		148,773	—	—	—	—	10,694	206
POSCO INTERNATIONAL Corporation		1,898,357	54,331	—	166,152	—	347	536
POSCO Thainox Public Company Limited		60,873	—	—	—	—	—	20
POSCO Canada Ltd.		—	—	491	34,796	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		40,948	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.		357,971	—	1	7,601	4	—	480
POSCO-VIETNAM CO., Ltd.		80,910	—	339	—	—	—	—
POSCO MEXICO S.A. DE C.V.		92,791	—	34	—	—	—	—
POSCO Maharashtra Steel Private Limited		168,852	—	84	—	—	—	89
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		28,512	—	—	—	—	—	—
POSCO VST CO., LTD.		56,408	—	—	—	—	—	8
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	610	350,571	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		65,532	—	49	8	—	—	10
Others		341,735	19,712	1,709	34,716	9,752	60,982	20,974

		3,525,872	102,964	9,458	770,228	143,944	164,545	89,907

Associates and joint ventures
SNNC		7,513	1,469	574	151,759	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		12,649	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	116,076	—	486,975	—	—	—
Others		8,837	11,577	1,362	21,723	—	—	9,173

		28,999	129,122	1,936	660,457	—	—	9,173

	~~W~~	3,554,871	232,086	11,394	1,430,685	143,944	164,545	99,080

(b)	The related account balances of significant transactions between the controlling company and related companies as of March 31, 2022 and December 31, 2021 are as follows:

1)	March 31, 2022

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	1,614	14,663	16,277	77,846	—	77,846
POSCO ENGINEERING & CONSTRUCTION CO., LTD.		17,029	—	17,029	—	—	—
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		109	—	109	—	—	—
POSCO ICT		4,324	—	4,324	—	917	917
eNtoB Corporation		24	—	24	—	—	—
POSCO CHEMICAL CO., LTD		14,006	—	14,006	—	636	636
POSCO ENERGY CO., LTD.		291	—	291	—	1,593	1,593
POSCO MOBILITY SOLUTION		22	—	22	—	—	—
POSCO INTERNATIONAL Corporation		62,189	—	62,189	—	502	502
Qingdao Pohang Stainless Steel Co., Ltd.		12	—	12	—	—	—
POSCO Maharashtra Steel Private Limited		43	1,084	1,127	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		6	984	990	—	—	—
PT.KRAKATAU POSCO		—	14,630	14,630	—	—	—
Others		1,759	2,800	4,559	552	3,334	3,886

		101,428	34,161	135,589	78,398	6,982	85,380

Associates and joint ventures
SNNC		5,355	—	5,355	—	—	—
Roy Hill Holdings Pty Ltd		90,388	—	90,388	—	—	—
FQM Australia Holdings pty Ltd		—	181,620	181,620	—	—	—
Others		8	14,754	14,762	—	—	—

		95,751	196,374	292,125	—	—	—

	~~W~~	197,179	230,535	427,714	78,398	6,982	85,380

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

2)	December 31, 2021

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	5,692	10	5,702	—	97,007	507	97,514
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		95,001	—	95,001	—	154	5,082	5,236
POSCO ICT		221	3	224	3,736	155,064	27,562	186,362
eNtoB Corporation		—	—	—	1,683	23,851	—	25,534
POSCO CHEMICAL CO., LTD		35,895	3,664	39,559	12,969	57,498	17,990	88,457
POSCO ENERGY CO., LTD.		1,485	292	1,777	—	6,169	10,066	16,235
POSCO MOBILITY SOLUTION		133,608	—	133,608	71	2,232	5,104	7,407
POSCO INTERNATIONAL Corporation		1,279,463	4	1,279,467	4,831	483	502	5,816
POSCO Thainox Public Company Limited		54,804	—	54,804	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		35,423	—	35,423	—	83	—	83
POSCO MEXICO S.A. DE C.V.		179,428	251	179,679	—	—	—	—
POSCO Maharashtra Steel Private Limited		530,693	1,048	531,741	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	14	14	169,565	90	—	169,655
POSCO ASSAN TST STEEL INDUSTRY		220,481	951	221,432	—	—	—	—
PT.KRAKATAU POSCO		1,395	14,750	16,145	—	—	—	—
Others		366,857	7,011	373,868	22,583	48,274	84,778	155,635

		2,940,446	27,998	2,968,444	215,438	390,905	151,591	757,934

Associates and jointventures
SNNC		420	65	485	52,396	—	—	52,396
Roy Hill Holdings Pty Ltd		—	34,356	34,356	436,774	—	—	436,774
FQM Australia Holdings Pty Ltd		—	181,122	181,122	—	—	—	—
Others		168,167	15,895	184,062	5,549	187	—	5,736

		168,587	231,438	400,025	494,719	187	—	494,906

	~~W~~	3,109,033	259,436	3,368,469	710,157	391,092	151,591	1,252,840

(c)	Significant transactions between the Company, excluding the controlling company, and related companies for the three-month periods ended March 31, 2022 and 2021 were as follows:

1)	For the three-month period ended March 31, 2022

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	64,467	—	—	—	24
SNNC		31,322	—	5	62,539	715
Noeul Green Energy Co., Ltd.		1,575	—	—	—	416
CSP-Compania Siderurgica do Pecem		4,077	—	—	49,361	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		9,182	—	—	12,662	—
POS-SEAHSTEELWIRE(TIANJIN)CO., Ltd		2,404	—	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,672	—	—	93	—
South-East Asia Gas Pipeline Company Ltd.		—	—	—	—	1,205
POSCO MITSUBISHI CARBON TECHNOLOGY		23,343	24,000	—	1,303	156
Samcheok Blue Power Co., Ltd.		95,450	2,416	26	—	—
Pocheon-Hwado Highway Corp.		14,476	—	—	—	—
UITrans LRT Co., Ltd.		—	—	—	1,359	—
Roy Hill Holdings Pty Ltd		—	22,597	—	142,794	—
Others		112,558	34,131	1,724	93,521	6,627

	~~W~~	367,526	83,144	1,755	363,632	9,143

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

2)	For the three-month period ended March 31, 2021

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	46,219	—	—	—	41
SNNC		9,655	—	53	4,017	5,387
Noeul Green Energy Co., Ltd.		1,512	—	—	—	522
CSP-Compania Siderurgica do Pecem		1,915	—	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		6,570	—	—	8,309	5,683
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		2,911	—	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		9,790	—	—	39	—
South-East Asia Gas Pipeline Company Ltd.		—	5,656	2,328	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		8,716	—	7	1,012	50
Samcheok Blue Power Co., Ltd.		58,064	—	—	—	—
TK CHEMICAL CORPORATION (*1)		14,906	—	—	2,292	—
Pocheon-Hwado Highway Corp.		9,553	—	—	—	—
UITrans LRT Co., Ltd.		8,935	—	—	—	—
Roy Hill Holdings Pty Ltd		—	29,019	—	—	—
Others		35,814	2,435	315	6,849	4,063

	~~W~~	214,560	37,110	2,703	22,518	15,746

(*1)	TK CHEMICAL CORPORATION was excluded from the associates due to the sale of its shares during the three-month period ended March 31, 2021.

(d)	The related account balances of significant transactions between the Company, excluding the controlling company, and related companies as of March 31, 2022 and December 31, 2021 are as follows:

1)	March 31, 2022

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	—	—	16,261	16,261	10,964	7	10,971
Chuncheon Energy Co., Ltd.		—	—	—	—	344	—	344
Samcheok Blue Power Co., Ltd.		162,524	—	—	162,524	—	2,424	2,424
Nickel Mining Company SAS		—	63,021	140	63,161	37	—	37
CSP-Compania Siderurgica do Pecem		—	—	—	—	14,103	—	14,103
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		11,733	—	—	11,733	5,469	—	5,469
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		13,571	—	—	13,571	105	—	105
South-East Asia Gas Pipeline Company Ltd.		—	35,226	—	35,226	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		9,813	—	40	9,853	1,297	20	1,317
Pocheon-Hwado Highway Corp.		16,006	—	—	16,006	—	—	—
UITrans LRT Co., Ltd.		5,689	31,529	—	37,218	—	—	—
Roy Hill Holdings Pty Ltd		—	—	22,725	22,725	220,005	—	220,005
SNNC		14,360	—	57	14,417	52,463	66	52,529
Others		126,638	185,546	104,258	416,442	58,220	19,543	77,763

	~~W~~	360,334	315,322	143,481	819,137	363,007	22,060	385,067

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

2)	December 31, 2021

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes receivable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	49,748	—	16,261	66,009	—	—	—
Chuncheon Energy Co., Ltd.		—	—	—	—	257	—	257
Samcheok Blue Power Co., Ltd.		120,672	—	—	120,672	—	23,683	23,683
Nickel Mining Company SAS		—	62,611	477	63,088	—	—	—
CSP-Compania Siderurgica do Pecem		—	—	—	—	3,144	—	3,144
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		9,108	—	—	9,108	4,393	—	4,393
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		19,271	—	—	19,271	—	18	18
South-East Asia Gas Pipeline Company Ltd.			47,423		47,423	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		8,183	—	—	8,183	1,083	—	1,083
Pocheon-Hwado Highway Corp.		14,162	—	—	14,162	—	—	—
UITrans LRT Co., Ltd.		7,048	29,099	—	36,147	—	—	—
Roy Hill Holdings Pty Ltd		—	—	8,589	8,589	—	—	—
SNNC		4,708	—	—	4,708	143	—	143
Others		34,254	179,036	106,186	319,476	97	31,047	31,144

	~~W~~	267,154	318,169	131,513	716,836	9,117	54,748	63,865

(e)

Significant financial transactions between the Company, excluding the controlling company, and related companies for the three-month period ended March 31, 2022 and the year ended December 31, 2021 were as follows:

1)	For the three-month period ended March 31, 2022

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	29,099	—	—	2,430	31,529
South-East Asia Gas Pipeline Company Ltd.		47,423	—	(12,624)	427	35,226
PT. Tanggamus Electric Power		4,690	—	—	100	4,790
PT. Wampu Electric Power		5,651	—	—	121	5,772
PT. POSMI Steel Indonesia		2,371	—	(2,371)	—	—
Nickel Mining Company SAS		62,611	—	—	410	63,021
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		4,742	—	—	101	4,843
POS-SeaAH Steel Wire (Thailand) Co., Ltd.		7,113	—	—	152	7,265
AMCI (WA) PTY LTD		91,665	1,221	—	5,400	98,286
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,928	—	—	126	6,054
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		9,484	—	—	202	9,686
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		17,783	—	(5,928)	252	12,107
FQM Australia Holdings PTY LTD		27,227	5,321	—	1,813	34,361

	~~W~~	318,169	6,542	(20,923)	11,534	315,322

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

2)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and jointventures
UITrans LRT Co., Ltd.	~~W~~	23,452	5,682	—	(35)	29,099
South-East Asia Gas Pipeline Company Ltd.		91,003	—	(49,928)	6,348	47,423
PT. Batutua Tembaga Raya(*2)		35,355	—	—	(35,355)	—
PT. Tanggamus Electric Power		4,304	—	—	386	4,690
PT. Wampu Electric Power		5,186	—	—	465	5,651
PT. POSMI Steel Indonesia		2,176	—	—	195	2,371
Nickel Mining Company SAS		62,420	—	—	191	62,611
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		5,440	—	—	(698)	4,742
POS-SeAH Steel Wire (Thailand) Co., Ltd.		6,528	—	—	585	7,113
AMCI (WA) PTY LTD		83,291	6,154	—	2,220	91,665
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,440	—	—	488	5,928
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		8,704	—	—	780	9,484
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		16,320	—	—	1,463	17,783
CAML RESOURCES PTY LTD		3,312	—	(3,312)	—	—
Shinahn Wind Power Generation(*3)		37	60	—	(97)	—
FQM Australia Holdings Pty Ltd		—	27,242	—	(15)	27,227

	~~W~~	355,350	39,138	(53,240)	(23,079)	318,169

(*1)	Includes adjustments of foreign currency translation differences and others.
(*2)

PT. Batutua Tembaga Raya was excluded from the association due to the sale of its shares during the year ended December 31, 2021. Meanwhile, the uncollected loan was offset and written off from the loan loss provisions set in the previous period, and these effects are included in Others.

(*3)	Shinahn Wind Power Generation was excluded from the association due to the sale of its shares during the year period ended December 31, 2021.

(f)	For the three-month periods ended March 31, 2022 and 2021, details of compensation to key management officers were as follows:

(in millions of Won)	March 31, 2022		March 31, 2021
Short-term benefits	~~W~~	50,783	27,181
Long-term benefits		3,072	4,533
Retirement benefits		6,590	6,515

	~~W~~	60,445	38,229

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

35. Commitments and Contingencies

(a)	Details of guarantees

1)	Contingent liabilities on outstanding guarantees provided by the Company as of March 31, 2022 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO HOLDINGS INC.	POSCO Asia Co., Ltd.	Credit Agricole and others	USD	200,000,000	242,160	—	—
	POSCO-VIETNAM Co., Ltd.	SMBC and others	USD	156,000,000	188,885	140,000,000	169,512
	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	120,000,000	145,296	100,000,001	121,080
	POSCO COATED STEEL (THAILAND) CO., LTD.	SMBC and others	THB	5,501,000,000	199,908	5,021,000,001	182,464
	POSCO Maharashtra Steel Private Limited	SMBC and others	USD	139,784,000	169,250	139,784,000	169,250
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	2,150,300,000	2,603,584	1,426,992,234	1,727,801
	POSCO ASSAN TST STEEL INDUSTRY	SOCIETE GENERALE and others	USD	131,874,750	159,674	131,874,750	159,674
POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE. LTD.	Export-Import Bank of Korea and others	USD	201,000,000	243,371	201,000,000	243,371
	POSCO INTERNATIONAL POWER (PNGLAE) LIMITED	KDB bank	USD	53,517,404	64,799	32,717,404	39,614
	GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Shinhan Bank and others	USD	11,000,000	13,319	11,000,000	13,319
	PT. Bio Inti Agrindo	BTPN and others	IDR	2,057,400,000,000	173,645	2,057,400,000,000	173,645
	POSCO ASSAN TST STEEL INDUSTRY	ING	USD	14,652,750	17,742	14,652,750	17,742
	POSCO INTERNATIONAL Deutschland GmbH	Bank Mendes Gans Amsterdam				8,937,143	10,821
	POSCO INTERNATIONAL AMERICA Corp.					15,010,626	18,175
	POSCO INTERNATIONAL JAPAN Corp.					8,207,247	9,937
	POSCO INTERNATIONAL SINGAPORE Pte. Ltd.		USD	50,000,000	60,540	—	—
	POSCO INTERNATIONAL Malaysia SDN BHD					—	—
	POSCO INTERNATIONAL Italia S.R.L.					—	—
	POSCO INTERNATIONAL MEXICO S.A. de C.V.					—	—
	GRAIN TERMINAL HOLDING PTE. LTD.	Export-Import Bank of Korea and others	USD	27,000,000	32,692	27,000,000	32,692
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO E&C Vietnam Co., Ltd.	POSCO Asia Co., Ltd. and others	USD	36,000,000	43,589	36,000,000	43,589
	PT. POSCO E&C INDONESIA	POSCO Asia Co., Ltd. and others	USD	25,900,000	31,360	25,900,000	31,360
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd. and others	USD	1,500,000	1,816	1,500,000	1,816
POSCO CHEMICAL CO., LTD	PT.Krakatau Posco Chemical Calcination	POSCO Asia Co., Ltd. and others	USD	15,200,000	18,404	4,000,000	4,843
POSCO STEELEON CO.,LTD. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	13,986,947	16,935	13,986,947	16,935
POSCO ENERGY CO., LTD	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd. and others	USD	77,002,839	93,235	77,002,839	93,235

[Associates and joint ventures]
POSCO HOLDINGS INC.	CSP—Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	508,534	365,765,800	442,870
		BNDES	BRL	464,060,000	117,774	464,060,000	117,774
	LLP POSUK Titanium	SMBC	USD	13,500,000	16,346	13,500,000	16,346
	Nickel Mining Company SAS	SMBC	EUR	46,000,000	62,152	46,000,000	62,152
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank	USD	8,225,000	9,959	6,650,000	8,052
POSCO ENGINEERING	Chun-cheon Energy Co., Ltd	Kookmin Bank and others	KRW	149,200	149,200	145,900	145,900
	New Songdo International City Development LLC.	Shinhan Bank and others	KRW	133,256	133,256	77,189	77,189

[Others]
POSCO INTERNATIONAL Corporation	SHERRITT INTERNATIONAL CORP.	Export-Import Bank of Korea	USD	21,818,182	26,417	1,292,614	1,565
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Busan Sanseong Tunnel and others	Balhae Infrastructure Fund and others	KRW	1,754,267	1,754,267	757,660	757,660
POSCO ICT	Busan Sanseong Tunnel	Kookmin Bank	KRW	7,618	7,618	6,391	6,391
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	14,665,095	13,331	14,665,095	13,331
PT. Bio lnti Agrindo	KSU Mandob	Bank Muamalat	IDR	80,000,000,000	6,752	80,000,000,000	6,752
POSCO Maharashtra Steel Private Limited	MAHARASHTRA STATE ELECTRICITY and others	HSBC and others	INR	482,882,773	7,712	482,882,773	7,712

			USD	3,888,261,872	4,707,907	2,802,774,355	3,393,599
			KRW	2,044,341	2,044,341	987,140	987,140
			IDR	2,137,400,000,000	180,397	2,137,400,000,000	180,397
			INR	482,882,773	7,712	482,882,773	7,712
			THB	5,501,000,000	199,908	5,021,000,001	182,464
			EUR	46,000,000	62,152	46,000,000	62,152
			AUD	14,665,095	13,331	14,665,095	13,331
			BRL	464,060,000	117,774	464,060,000	117,774

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

2)	Contingent liabilities on debt acquisition, financial support agreement provided by the Company as of March 31, 2022 are as follows:

(in millions of Won)			Agreed amount			Executed amount
Provider	Recipient	Lender	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	JB CLARK HILLS	HSBC and others	USD	35,500,000	42,983	35,500,000	42,983

[Associates and joint ventures]
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	New Songdo International City Development, LLC	Others	KRW	645,000	645,000	554,700	554,700
	POHANG E&E Coi., LTD	Heungkuk Life Insurance Co., Ltd.	KRW	65,430	65,430	53,792	53,792
	UITrans LRT Co., Ltd	Kookmin Bank and others	KRW	205,068	205,068	185,266	185,266
	Pocheon-Hwado Highway Corp.	Lotte Insurance Co., Ltd and others	KRW	276,033	276,033	53,825	53,825
	RPSD	Plan-up Sinsajeilcha Co., Ltd	KRW	45,000	45,000	37,000	37,000
	Pureun Tongyeong Enviro Co., Ltd.	KDB Bank and others	KRW	22,714	22,714	13,808	13,808
	Pure Gimpo.Co.,Ltd	KDB Bank and others	KRW	44,740	44,740	28,670	28,670
	Clean Iksan Co.,Ltd	SAMSUNG FIRE & MARINE
		INSURANCE and others	KRW	44,054	44,054	27,680	27,680
POSCO ICT	UITrans LRT Co., Ltd	Kookmin Bank	KRW	41,965	41,965	35,494	35,494

[Others]
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Incheon—Gimpo Expressway Co., Ltd and others	Kookmin Bank and others	KRW	3,981,816	3,981,816	1,716,408	1,716,408
POSCO ICT	Incheon—Gimpo Expressway Co., Ltd and others	Kookmin Bank and others	KRW	237,866	237,866	89,262	89,262

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

(b)	Other commitments

Details of other commitments of the Company as of March 31, 2022 are as follows:

Company	Description

POSCO HOLDINGS INC.

As of March 31, 2022, POSCO HOLDINGS INC. entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO HOLDINGS INC. is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO HOLDINGS INC. has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of March 31, 2022, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO HOLDINGS INC. has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd., a subsidiary of the Company, under construction of new power plant.

POSCO HOLDINGS INC. has deposited 3,032,613 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of March 31, 2022.

POSCO

POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of March 31, 2022, 90 million tons of iron ore and 4 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has a long-term service contract for the transportation of raw material. As of March 31, 2022, there are 37 vessels under contract, and the average remaining contract period is about 8 years.

POSCO INTERNATIONAL Corporation

POSCO INTERNATIONAL Corporation operates a ship-to-ship business in which ships are chartered from ship’s owners and leased out to shippers. The Company has entered into a ship purchase agreement with the ship owners and the shippers, which obliges the shippers to pay the agreed amount either at the end of the contract terms or at the agreed termination and to take over the ownership of the vessel from the ship owners. Only if the shipper fails to fulfill its obligation including payment obligation for the purchase of the vessel, the Company is obliged to take over the ship based on the condition that the shipper’s contractual obligations and rights are transferred to the Company. As of March 31, 2022, the amount which is exposed to the ship purchase agreements entered into is USD 170 million.

The Company invested in the Ambatovy Nickel Project (DMSA/AMSA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mine Rehabilitation and Mineral Resources Corporation (KOMIR) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project’s interests to Sumitomo and AHL (Ambatovy Holdings Limited) in November 2017, and transferred the remaining interests of the project to Sumitomo and AHL2 (Ambatovy Holdings II Limited) in August 2020. KAC has the rights and obligations to the 15.33% stake held by AHL and AHL2.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.

As of March 31, 2022, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has foreign currency guarantees of up to USD 2,411 million provided by financial institutions and uses USD 714 million with Woori Bank and others.

As of March 31, 2022, according to the project agreements related to redevelopment and reconstruction projects, the Company has an agreement to compensate the Korea Housing and Urban Guarantee Corporation for damages of principal and interest amounting to ~~W~~1,495,410 million (limited to ~~W~~3,170,189 million). Futhermore, the Company provides agreements of construction completion (compensation for non- performance) in connection with a number of implementation and union business projects.

POSCO ICT	As of March 31, 2022, in relation to contract enforcement, POSCO ICT is provided with a guarantee of ~~W~~125,702 million, ~~W~~29,685 million, ~~W~~305 million from Software credit union and Seoul guarantee insurance, Engineering credit union respectively.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

(c)	Litigation in progress

1)

Request for Arbitration of NSC Investment and TGC In March 2019, NSC Investment and TGC ("Applicant”), a former joint venture partner of POSCO ENGINEERING & CONSTRUCTION CO., LTD., in connection with the Songdo International City Development Project in Incheon, filed an arbitration (mediation price: approximately USD 2 billion) for alleged violations of contract by POSCO ENGINEERING & CONSTRUCTION CO., LTD. As of March 31, 2022, the Company has determined that the applicant’s claim is without merit, and did not recognize a provision.

2)

Other litigation The Company is involved in 311 lawsuits aggregating to ~~W~~1,016.2 billion as defendant as of March 31, 2022, which arise from the ordinary course of business such as claim for confirmation of employee status. The Company has recognized provisions amounting to ~~W~~50.9 billion for 64 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claims since the Company believes that it does not have a present obligation as of March 31, 2022.

(d)	Other Contingencies

Other major contingencies for the Company as of March 31, 2022 are as follows:

Company	Description
POSCO HOLDINGS INC.	POSCO HOLDINGS INC. has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.
The Company is jointly liable for guarantees of indebtedness (including financial guarantee contracts) before the spin off date of POSCO.

POSCO INTERNATIONAL Corporation	As of March 31, 2022, POSCO INTERNATIONAL Corporation has provided 30 blank promissory notes and 23 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of March 31, 2022, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided 36 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans, and has provided joint guarantee of ~~W~~ 9,102,295 million for guarantee that partners had issued from Korea Housing & Urban Guarantee Corporation and others.

POSCO ICT	As of March 31, 2022, POSCO ICT has provided 8 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

36. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the three-month periods ended March 31, 2022 and 2021 were as follows:

(in millions of Won)	March 31, 2022		March 31, 2021
Trade accounts and notes receivable	~~W~~	(1,681,291)	(799,397)
Other receivables		120,578	17,827
Inventories		(737,789)	(1,105,301)
Other current assets		(269,128)	(117,150)
Other non-current assets		(21,943)	(48,845)
Trade accounts and notes payable		146,618	(67,002)
Other payables		53,553	39,893
Other current liabilities		143,072	288,235
Provisions		(83,386)	(87,458)
Payments of severance benefits		(135,598)	(95,599)
Plan assets		129,733	72,278
Other non-current liabilities		1,675	19,359

	~~W~~	(2,333,906)	(1,883,160)

37. Operating Segments

The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments—steel, trading, construction and others.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with K-IFRS of the subsidiaries that constitute reportable operating segments.

(a)	Information about reportable segments for the three-month periods ended March 31, 2022 and 2021 were as follows:

1)	For the three-month period ended March 31, 2022

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	7,325,070	6,523,814	1,662,699	5,826,487	21,338,070
Internal revenues		2,922,542	6,692,962	239,774	4,698,843	14,554,121
Inter segment revenue		1,872,711	3,361,358	225,888	3,926,792	9,386,749
Total revenues(*1)		10,247,612	13,216,776	1,902,473	10,525,330	35,892,191
Segment profits (losses)(*2)		562,103	190,775	110,589	(1,208,552)	(345,085)

(*1)	Segment total revenues in others include ~~W~~7,542,729 million before spin-off.
(*2)	Segment profits in others include ~~W~~623,016 million before spin-off.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

2)	For the three-month period ended March 31, 2021

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	8,476,513	5,246,448	1,460,305	885,457	16,068,723
Internal revenues		4,548,655	3,977,018	197,167	626,334	9,349,174
Inter segment revenue		2,791,487	2,127,683	175,102	589,442	5,683,714
Total revenues		13,025,168	9,223,466	1,657,472	1,511,791	25,417,897
Segment profits		1,164,447	103,344	33,202	80,725	1,381,718

(b)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the three-month periods ended March 31, 2022 and 2021 were as follows:

(in millions of Won)	March 31, 2022		March 31, 2021
Total profit for reportable segments	~~W~~	(345,085)	1,381,718
Corporate fair value adjustments		(16,523)	(11,015)
Elimination of inter-segment profit		2,268,492	(231,924)
Income tax expense		557,124	420,780

Profit before income tax expense	~~W~~	2,464,008	1,559,559

38. Events after the reporting period

Pursuant to the resolution of the Board of Directors on May 13, 2022, the Company decided to pay interim cash dividends of ~~W~~4,000 per common share (total dividend: ~~W~~303.4 billion).

POSCO HOLDINGS INC.

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2022

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO HOLDINGS INC.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO HOLDINGS INC. (the “Company”), which comprise the condensed separate interim statement of financial position as of March 31, 2022, the condensed separate interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2022 and 2021, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Emphasis of matter

Without qualifying our review conclusion, we draw attention to Note 1 and Note 35 to the separate financial statements, which describes the spin-off by the former POSCO, the controlling company on March 1, 2022. Upon completion of the spin-off, the surviving company was renamed as POSCO HOLDINGS INC., and a new subsidiary, POSCO, was established.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2021, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 10, 2022, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2021, presented for comparative purposes, is consistent, in all material respect, with the audited separate financial statements from which it has been derived.

Seoul, Korea

May 16, 2022

This report is effective as of May 16, 2022, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Financial Position

As of March 31, 2022 and December 31, 2021

(Unaudited)

(in millions of Won)	Notes	March 31, 2022		December 31, 2021
Assets
Cash and cash equivalents	20	~~W~~	532,410	2,042,274
Trade accounts and notes receivable, net	4,14,20,25,32		238,967	6,017,508
Other receivables, net	5,20,32		138,698	545,341
Other short-term financial assets	6,20		4,963,495	9,605,522
Inventories	7,29		—	7,623,202
Assets held for sale	8		—	29,789
Other current assets	13		2,154	55,244

Total current assets			5,875,724	25,918,880

Long-term trade accounts and notes receivable, net	4,20		—	5,675
Other receivables, net	5,20		211,969	274,253
Other long-term financial assets	6,20		1,300,389	1,326,565
Investments in subsidiaries, associates and joint ventures	9		45,561,504	16,002,640
Investment property, net	10		226,832	144,140
Property, plant and equipment, net	11		143,759	19,772,299
Intangible assets, net	12		13,677	551,410
Defined benefit assets, net	18		—	212,531
Other non-current assets	13		12	34,366

Total non-current assets			47,458,142	38,323,879

Total assets		~~W~~	53,333,866	64,242,759

See accompanying notes to the condensed separate interim financial statements.

3

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Financial Position, Continued

As of March 31, 2022 and December 31, 2021

(Unaudited)

(in millions of Won)	Notes	March 31, 2022		December 31, 2021
Liabilities
Trade accounts and notes payable	20,32	~~W~~	—	2,453,068
Short-term borrowings and current installments of long-term borrowings	4,14,20		1,236	2,072,354
Other payables	15,20,32		498,241	1,267,459
Other short-term financial liabilities	16,20		10,327	13,755
Current income tax liabilities			1,224,571	1,832,078
Liabilities directly associated with the assets held for sale	8		—	185
Provisions	17		4,776	84,409
Other current liabilities	19,25		863	144,961

Total current liabilities			1,740,014	7,868,269

Long-term borrowings, excluding current installments	14,20		1,430,117	6,129,778
Other payables	15,20		—	399,144
Other long-term financial liabilities	16,20		20,712	21,991
Defined benefit liabilities, net	18		6,666	—
Deferred tax liabilities			3,009,177	747,653
Long-term provisions	17,33		1,037	36,755
Other non-current liabilities	19,25		—	3,744

Total non-current liabilities			4,467,709	7,339,065

Total liabilities			6,207,723	15,207,334

Equity
Share capital	21		482,403	482,403
Capital surplus	21		1,348,780	1,339,289
Hybrid bonds	22		—	199,384
Reserves	23		(118,308)	(211,849)
Treasury shares	24		(2,459,781)	(2,508,294)
Other capital adjustments			1,488	—
Retained earnings			47,871,561	49,734,492

Total equity			47,126,143	49,035,425

Total liabilities and equity		~~W~~	53,333,866	64,242,759

See accompanying notes to the condensed separate interim financial statements.

4

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2022 and 2021

(Unaudited)

(in millions of Won, except per share informations)	Notes	March 31, 2022		March 31, 2021
Operating revenue	25,32
Revenue		~~W~~	7,779,277	7,800,447
Operating expenses	7,29,32
Cost of sales			(6,465,260)	(6,466,896)
Reversal of trade accounts and notes receivable			—	31
Other administrative expenses	26		(206,745)	(209,903)
Selling expenses	26		(37,594)	(50,795)

			(6,709,599)	(6,727,563)

Operating profit			1,069,678	1,072,884
Finance income and costs
Finance income	20,27		170,313	569,274
Finance costs	20,27		(150,318)	(318,759)
Other non-operating income and expenses
Impairment loss on other receivables			(128)	(348)
Other non-operating income	28		15,368	35,248
Other non-operating expenses	28,29		(26,757)	(52,197)

Profit before income tax			1,078,156	1,306,102
Income tax expense	30		(2,482,383)	(353,926)

Profit (loss)			(1,404,227)	952,176
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	18		(80,011)	(291)
Net changes in fair value of equity investments at fair value through other comprehensive income	6,20,23		94,463	75,307
Total comprehensive income (loss)		~~W~~	(1,389,775)	1,027,192

Earnings (loss) per share (in Won)	31
Basic earnings (loss) per share (in Won)			(18,562)	12,522
Diluted earnings (loss) per share (in Won)		~~W~~	(18,562)	12,522

See accompanying notes to the condensed separate interim financial statements.

5

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2022 and 2021

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Other capital adjustments	Total
Balance as of January 1, 2021	~~W~~	482,403	1,339,289	199,384	(296,626)	(2,391,523)	45,781,777	—	45,114,704
Comprehensive income:
Profit		—	—	—	—	—	952,176	—	952,176
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(291)	—	(291)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	77,408	—	(2,101)	—	75,307
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(342,565)	—	(342,565)
Interest of hybrid bonds		—	—	—	—	—	(2,268)	—	(2,268)
Acquisition of treasury shares		—	—	—	—	(116,771)	—	—	(116,771)

Balance as of March 31, 2021	~~W~~	482,403	1,339,289	199,384	(219,218)	(2,508,294)	46,386,728	—	45,680,292

Balance as of January 1, 2022	~~W~~	482,403	1,339,289	199,384	(211,849)	(2,508,294)	49,734,492	—	49,035,425
Comprehensive income:
Loss		—	—	—	—	—	(1,404,227)	—	(1,404,227)
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(80,011)	—	(80,011)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	93,541	—	922	—	94,463
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(378,128)	—	(378,128)
Interest of hybrid bonds		—	—	—	—	—	(1,487)	—	(1,487)
Disposal of treasury shares		—	9,491	—	—	48,513	—	—	58,004
Changes from spin-off		—	—	(199,384)	—	—	—	—	(199,384)
Others		—	—	—	—	—	—	1,488	1,488

Balance as of March 31, 2022	~~W~~	482,403	1,348,780	—	(118,308)	(2,459,781)	47,871,561	1,488	47,126,143

See accompanying notes to the condensed separate interim financial statements.

6

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Cash Flows

For the three-month periods ended March 31, 2022 and 2021

(Unaudited)

(in millions of Won)	Notes	March 31, 2022		March 31, 2021
Cash flows from operating activities
Profit (loss)		~~W~~	(1,404,227)	952,176
Adjustments for :
Expenses related to post-employment benefit			17,505	31,405
Depreciation			384,886	573,174
Amortization			16,653	27,201
Impairment loss on trade and other receivables			128	317
Finance income			(125,556)	(219,540)
Dividend income			(232,591)	(252,271)
Finance costs			109,946	244,304
Loss on valuation of inventories			1,722	1,276
Gain on disposal of property, plant and equipment			(5,443)	(2,770)
Loss on disposal of property, plant and equipment			18,281	23,756
Impairment loss on property, plant and equipment			3	3,113
Impairment loss on intangible assets			—	7,180
Impairment loss on investments in subsidiaries, associates and joint venture			—	1,500
Gain on disposal of assets held for sale			(2,706)	(790)
Loss on disposal of emission rights			—	2,095
Increase to provisions			6,051	4,128
Income tax expense			2,482,383	353,926
Employee benefits			61,603	—
Others			(954)	277
Changes in operating assets and liabilities	34		(770,472)	(1,584,803)
Interest received			38,674	31,087
Interest paid			(50,424)	(51,859)
Dividends received			49,432	88,181
Income taxes paid			(810,025)	(8,287)

Net cash provided by(used in) operating activities		~~W~~	(215,131)	224,776

See accompanying notes to the condensed separate interim financial statements.

7

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2022 and 2021

(Unaudited)

(in millions of Won)	Notes	March 31, 2022		March 31, 2021
Cash flows from investing activities
Decrease in deposits		~~W~~	449,966	592,164
Proceeds from disposal of short-term financial instruments			13,514,351	7,935,148
Proceeds from disposal of long-term financial instruments			5	2
Proceeds from disposal of equity securities			2,356	12,372
Proceeds from disposal of debt security			50,050	121,813
Collection of short-term loans			1,416	1,774
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			—	720
Proceeds from disposal of emissions rights			—	3,094
Proceeds from disposal of assets held for sale			3,074	—
Proceeds from disposal of derivatives			—	851
Increase in deposits			(550,571)	(573,250)
Acquisition of short-term financial instruments			(12,364,858)	(7,525,719)
Acquisition of debt securities			(50,000)	(50,033)
Acquisition of other securities			(16,785)	(5,430)
Payment of long-term loans			(3,618)	(6,446)
Acquisition of investment in subsidiaries, associates and joint ventures			(349,670)	(728,714)
Acquisition of property, plant and equipment			(355,822)	(370,230)
Payment for disposal of property, plant and equipment			(14,485)	(16,804)
Acquisition of intangible assets			(8,668)	(18,805)
Cash outflow for spin-off			(1,910,211)	—

Net cash used in investing activities		~~W~~	(1,603,470)	(627,493)

Cash flows from financing activities
Proceeds from borrowings			537,165	1,139,670
Increase in long-term financial liabilities			15,515	755
Receipt of government grants			—	12
Repayment of borrowings			(232,976)	(605,118)
Decrease in long-term financial liabilities			(279)	(792)
Repayment of lease liabilities			(7,493)	(11,549)
Proceeds from disposal of derivatives			(7,103)	—
Payment of cash dividends			(10)	(17)
Acquisition of treasury shares			—	(116,771)
Payment of interest of hybrid bonds			—	(2,268)

Net cash provided by financing activities		~~W~~	304,819	403,922

Effect of exchange rate fluctuation on cash held			3,918	5,018
Net increase(decrease) in cash and cash equivalents			(1,509,864)	6,223
Cash and cash equivalents at beginning of the period			2,042,274	1,822,660

Cash and cash equivalents at end of the period		~~W~~	532,410	1,828,883

See accompanying notes to the condensed separate interim financial statements.

8

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2022

(Unaudited)

1. Reporting Entity

POSCO HOLDINGS INC. (the “Company”) was incorporated on April 1, 1968 under the Commercial Code of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages through ownership of shares of subsidiaries etc.

The Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC..

As of March 31, 2022, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies, Etc. in the Republic of Korea.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2021. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

9

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 – inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

10

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2021.

Revenue from contracts with customers

As the Company vertically spun off its steel business at the spin-off date on March 1, 2022, the Company’s main business has changed from manufacturing and sales of steel, rolled products, and plates to investment business that controls and manages through ownership of shares of subsidiaries etc., and rental business for real estate, etc.

Revenue is measured based on the consideration promised in the contract with the customer. The Company recognizes revenue when the control over a good or service is transferred to the customer. The following are the revenue recognition policies for performance obligations in the contracts with customers in accordance with K-IFRS No. 1115.

(a)	Accounting policies applicable from March 1, 2022

1)	Dividend income

Dividend income from subsidiaries and others is recognized as revenue when the Company’s right to receive the dividend is established.

2)	Rental income

Rental income from the Company’s real estate is recognized as revenue over the service offering period.

3)	Trademark usage income

Trademark usage income is recognized in accordance with the related arrangements over the term of use of trademark.

11

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

(b)	Accounting policies applicable before March 1, 2022

1)	Steel products

For domestic sales, the control of the product is usually transferred to the customer when the product is delivered to the customer, at which point in time revenue is recognized. Invoices are generally due within 10 to 90 days. When a customer makes payment prior to the due date, they are offered a discount at certain percentage of the invoice amount. Only when the price discount period has passed, only the amount of the cumulative revenue that has already been recognized, income recognized including income.

For export sales, revenue is recognized at the time when control of the product is transferred to the customer based on the “International Incoterms for Interpretation of Trade Terms” prescribed in the respective contracts, and the Company’s export contract generally transfers control to the customer at the shipping of the product. Invoices are usually issued at the date of bill of lading and revenues are recognized based on the terms of Letter of Credit (L / C), Acceptance Condition (D / A), Payment Condition (D / P), Telegraphic Transfer (T / T) and others.

2)	Transportation services

For the performance obligation for transportation services included in the Company’s product sales contracts, revenue is recognized over the period when the services are provided and the revenue is measured by reference to the degree to which the service has been completed. The billing date and payment terms for the service charge are the same as the billing date and payment terms for sale of steel products.

12

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

New standards and interpretations not yet adopted

A number of new standards are effective for annual periods beginning after January 1, 2022 and earlier application is permitted but the Company has not early adopted the new or amended standards in preparing these financial statements.

(a)	K-IFRS No. 1012 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment clarifies the coverage of initial recognition exemptions accounting for deferred tax related to both assets and liabilities arising from a single transaction. A transaction that is not a business combination may lead to the initial recognition of deferred tax asset and deferred tax liability, and at the time of the transaction, affect neither accounting profit nor tax profit. The amendment is effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The Company does not expect the effect of the amendments to the financial statements to be significant.

(b)	K-IFRS No. 1001 “Presentation of Financial Statements”—Classification of Liabilities as Current or Non-current

The amendment clarifies that the classification of current and non-current liabilities is determined by the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and in order for the debtor to have the “right to defer settlement of the liability”, the condition of complying with the contract must be met at the end of the reporting period. In addition, the classification of liabilities is not affected by the possibility of exercising the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and the amendment clarifies that settlement of a liability includes transferring a company’s own equity instruments to the counterparty. The amendment is effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The Company expects that its exchangeable bond(~~W~~1,430,117 million as of March 31, 2022) will be reclassified from non-current liabilities to current liabilities upon the adoption of the amendments.

13

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Current
Trade accounts and notes receivable	~~W~~	238,967	6,031,878
Less: Allowance for doubtful accounts		—	(14,370)

	~~W~~	238,967	6,017,508

Non-current
Trade accounts and notes receivable	~~W~~	—	7,901
Less: Present value discount		—	(1,555)
Less: Allowance for doubtful accounts		—	(671)

	~~W~~	—	5,675

The Company sold trade accounts and notes receivable with recourse to financial institutions. These trade accounts and notes receivable have not been derecognized from the statement of financial position because the Company retains substantially all of the risks and rewards associated with the transferred assets. The amounts received on transfer have been recognized as secured borrowings. The carrying amounts of such secured borrowings are none as of March 31, 2022 and ~~W~~214,465 million as of December 31, 2021, which are presented in the statements of financial position as short-term borrowings.

5. Other Receivables

Other receivables as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Current
Other accounts receivable	~~W~~	104,370	506,040
Others		34,328	41,361
Less: Allowance for doubtful accounts		—	(2,060)

	~~W~~	138,698	545,341

Non-current
Loans	~~W~~	188,834	244,895
Long-term other accounts receivable		23,121	34,260
Others		14	4,185
Less: Allowance for doubtful accounts		—	(9,087)

	~~W~~	211,969	274,253

14

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

6. Other Financial Assets

(a) Other financial assets as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Current
Debt securities	~~W~~	101,400	154,750
Deposit instruments(*1)		51	1,436,915
Short-term financial instruments		4,862,044	8,013,857

	~~W~~	4,963,495	9,605,522

Non-current
Long-term derivative assets	~~W~~	—	170,471
Equity securities		1,212,112	1,084,574
Other securities		88,277	71,492
Deposit instruments(*2)		—	28

	~~W~~	1,300,389	1,326,565

(*1)	As of March 31, 2022 and December 31, 2021, ~~W~~51 million and ~~W~~3,195 million, respectively, are restricted in use for government projects.
(*2)	As of December 31, 2021, the Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

(b)	Equity securities as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022							December 31, 2021
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value
Marketable equity securities
Nippon Steel Corporation	15,698,500	1.65	~~W~~	473,962	338,340	(135,622)	338,340	303,814
KB Financial group Inc.	3,863,520	0.93		178,839	236,834	57,995	236,834	212,493
Woori Financial Group Inc.	20,280,000	2.79		244,447	311,298	66,851	311,298	257,556
CSN Mineracao S.A.	102,186,675	1.83		206,265	156,382	(49,883)	156,382	146,550
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	18,440	9,510	18,440	18,041
DONGKUK INDUSTRIES COMPANY	2,611,989	4.82		11,911	9,103	(2,808)	9,103	9,260
Kyeong Nam Steel Co., LTD. (*1)	1,329,604	4.90		2,216	7,127	4,911	7,127	—
Others (8 companies)				62,753	53,146	(9,607)	53,146	51,717

				1,189,323	1,130,670	(58,653)	1,130,670	999,431

Non-marketable equity securities
POSCO PLANTEC Co., Ltd.	18,337,912	10.99		19,437	19,437	—	19,437	19,437
Korea Nickel CO.LTD	75,600	14.00		10,194	10,194	—	10,194	10,194
Poongsan Special Metal Corp.	315,790	5.00		7,657	7,657	—	7,657	7,657
HANKUM.CO.LTD	21,000	4.99		4,599	4,599	—	4,599	4,599
Core-Industry Co., Ltd.	490,000	19.84		4,214	4,214	—	4,214	4,214
Others (26 companies)				139,870	35,341	(104,529)	35,341	39,042

				185,971	81,442	(104,529)	81,442	85,143

			~~W~~	1,375,294	1,212,112	(163,182)	1,212,112	1,084,574

(*1)	During the three-month period ended March 31, 2022, the Company acquired new shares by exercising the right to convert convertible bonds of Kyeong Nam Steel Co., LTD.

15

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

7. Inventories

Inventories as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Finished goods	~~W~~	—	1,164,685
Semi-finished goods		—	2,227,433
By-products		—	19,317
Raw materials		—	1,682,946
Fuel and materials		—	459,784
Materials-in-transit		—	2,073,218
Others		—	673

		—	7,628,056
Less: Allowance for inventories valuation		—	(4,854)

	~~W~~	—	7,623,202

The amount of loss on valuation of inventories recognized in cost of sales during the three-month period ended March 31, 2022 and the year ended December 31, 2021 were ~~W~~1,722 million and ~~W~~4,854 million, respectively.

8. Assets Held for Sale

Assets held for sale as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Assets
Property, plant and equipment(*1)	~~W~~	—	29,236
Intangible Assets		—	553

		—	29,789

Liabilities
Others		—	185

	~~W~~	—	185

(*1)

During the year ended December 31, 2021, the Company decided to dispose Synthetic Natural Gas (SNG) facility for which use was discontinued, and classified as asset held for sale. Meanwhile, the facility was transferred to the newly established company (POSCO) through spin-off during the three-month period ended March 31, 2022.

16

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

9. Investments in Subsidiaries, Associates and Joint ventures

(a)	Details of subsidiaries and carrying amounts as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)						December 31,
			March 31, 2022			2021
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO(*1)	Korea	Steel, rolled products, and plates manufacturing and sales	100.00	~~W~~	29,441,678	—
POSCO INTERNATIONAL Corporation	Korea	Trading and natural resources exploration	62.91		3,156,434	3,156,434
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	Korea	Engineering and construction	52.80		1,014,314	1,014,314
POSCO ENERGY CO., LTD.	Korea	Power generation, fuel cell manufacturing and sales	89.02		658,176	658,176
POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)(*2,5)	Korea	Coated steel manufacturing and sales	—		—	108,421
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO CHEMICAL CO., LTD	Korea	Refractory and anode/cathode material manufacturing and sales	59.72		895,707	895,707
POSCO O&M Co., Ltd(*3)	Korea	Business facility maintenance	47.17		73,374	73,374
POSCO ICT	Korea	Computer hardware and software distribution	65.38		70,990	70,990
POSCO M-TECH(*2)	Korea	Packing materials manufacturing and sales	—		—	107,278
Busan E&E Co,. Ltd.	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
POSCO-Pilbara LITHIUM SOLUTION (formerly, POSCO Lithium Solution Co., Ltd.)(*6)	Korea	Lithium manufacturing and sales	100.00		150,000	150,000
Others (11 companies)(*2)					372,094	384,735

					35,966,695	6,753,357

[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00		633,421	633,421
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	100.00		646,574	646,574
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		722,569	722,569
POSCO Canada Ltd.	Canada	Coal sales	100.00		560,879	560,879
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	100.00		330,623	330,623
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	China	Stainless steel manufacturing and sales	58.60		283,845	283,845
POSCO Thainox Public Company Limited	Thailand	Cold rolled STS manufacturing and sales	74.56		178,785	178,785
POSCO-China Holding Corp.	China	Holding company	100.00		593,841	593,841
POSCO-India Private Limited	India	Steel manufacturing and sales	99.99		75,567	75,567
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing and sales	83.28		180,072	180,072
POSCO America Corporation	USA	Researching and consulting	99.45		192,156	192,156
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing and sales	100.00		160,572	160,572
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		144,573	144,573
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing and sales	100.00		121,592	121,592
POSCO Asia Co., Ltd.	Hong Kong	Activities Auxiliary to financial service	100.00		117,710	117,710
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Steel manufacturing and sales	60.00		71,707	71,707
POSCO JAPAN Co., Ltd.	Japan	Steel marketing, demand development, and technology research	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	70.00		65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	81.79		45,479	45,479
POSCO Argentina S.A.U.(*4)	Argentina	Mineral exploration, manufacturing and sales	100.00		630,264	376,906
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	Vietnam	Steel manufacturing and sales	51.00		130,526	130,526
Others (29 companies)					529,080	529,080

					6,597,044	6,343,686

				~~W~~	42,563,739	13,097,043

17

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

(*1)	During the three-month period ended March 31, 2022, the Company acquired the shares of the newly established company(POSCO) by a vertical spin-off of its steel business.

(*2)

During the three-month period ended March 31, 2022, the shares of POSCO STEELEON Co., Ltd. (formerly, POSCO COATED & COLOR STEEL Co., Ltd.), POSCO M-TECH, POSCO Humans and POSCO NIPPON STEEL RHF JOINT VENTURE.CO.,Ltd. were transferred to the newly established company(POSCO) by a vertical spin-off.

(*3)

The Company classified POSCO O&M Co., Ltd. as the investments in a subsidiary, considering additional facts and circumstances, such as the relative size of the voting rights held by the Company and the degree of diversification of other voting rights holders, although the Company holds less than half of the voting rights of POSCO O&M Co., Ltd.

(*4)

During the three-month period March 31, 2022, the Company acquired investments in subsidiary amounting to ~~W~~253,358 million by participating in POSCO Argentina S.A.U‘s capital increase to invest in an Argentine brine lithium commercialization plant.

(*5)	During the three-month period March 31, 2022, POSCO COATED & COLOR STEEL Co., Ltd. changed the name to POSCO STEELEON Co., Ltd..

(*6)	During the April 2022, POSCO Lithium Solution Co., Ltd. changed the name to POSCO-Pilbara LITHIUM SOLUTION.

(b)	Details of associates and carrying amounts as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)						December 31,
			March 31, 2022			2021
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	Korea	Investment in venture companies	40.57	~~W~~	169,316	169,316
SNNC	Korea	STS material manufacturing and sales	49.00		100,655	100,655
QSONE Co.,Ltd.	Korea	Real estate rental business and facility management	50.00		85,550	85,550
Others (8 companies)					48,106	21,331

					403,627	376,852

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
9404-5515 Quebec Inc.(*1)	Canada	Investments	10.40		124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	24.00		11,003	11,003
FQM Australia Holdings Pty Ltd	Australia	Non ferrous metal mining	30.00		109,568	109,568
Others (8 companies)					51,761	48,071

					485,870	482,180

				~~W~~	889,497	859,032

(*1)

As of March 31, 2022, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering the structure of its Board of Directors and others.

18

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

(c)	Details of joint ventures and carrying amounts as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)						December 31,
			March 31, 2022			2021
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Natural resources exploration	10.00	~~W~~	1,225,464	1,225,464
CSP - Compania Siderurgica do Pecem	Brazil	Steel manufacturing and sales	20.00		175,990	175,990
POSCO-NPS Niobium LLC	USA	Foreign investments in mining	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
HBIS-POSCO Automotive Steel Co., Ltd	China	Steel manufacturing and sales	50.00		170,760	109,057
Others (3 companies)					72,483	72,483

				~~W~~	2,108,268	2,046,565

(*1)	As of March 31, 2022 and December 31, 2021, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to revolving loan of Roy Hill Holdings Pty Ltd.

10. Investment Property, Net

Changes in the carrying amount of investment property for the three-month period ended March 31, 2022 and the year ended December 31, 2021 were as follows:

(a)	For the three-month period ended March 31, 2022

(in millions of Won)	Beginning		Depreciation(*1)	Spin-off	Transfer(*2)	Ending
Land	~~W~~	87,568	—	(3,639)	46,908	130,837
Buildings		48,989	(1,164)	(4,990)	46,372	89,207
Structures		7,583	(127)	(4,304)	3,636	6,788

	~~W~~	144,140	(1,291)	(12,933)	96,916	226,832

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	89,848	—	(2,280)	87,568
Buildings		51,417	(3,998)	1,570	48,989
Structures		8,352	(598)	(171)	7,583

	~~W~~	149,617	(4,596)	(881)	144,140

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

19

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

11. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the three-month period ended March 31, 2022 and the year ended December 31, 2021 were as follows:

(a)	For the three-month period ended March 31, 2022

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Spin-off	Others(*1)	Ending
Land	~~W~~	1,349,266	—	—	—	(1,250,818)	(46,907)	51,541
Buildings		2,175,291	—	(1,045)	(34,626)	(2,079,343)	(24,464)	35,813
Structures		2,096,662	—	(117)	(31,444)	(2,075,346)	16,247	6,002
Machinery and equipment		12,299,612	2,178	(1,110)	(302,225)	(12,046,595)	59,191	11,051
Vehicles		18,357	622	—	(1,523)	(17,410)	6	52
Tools		24,891	102	—	(1,923)	(23,763)	693	—
Furniture and fixtures		88,524	9	—	(4,252)	(72,237)	892	12,936
Lease assets		448,328	966	—	(7,602)	(440,464)	(1,228)	—
Construction-in-progress		1,271,368	264,182	—	—	(1,403,761)	(105,425)	26,364

	~~W~~	19,772,299	268,059	(2,272)	(383,595)	(19,409,737)	(100,995)	143,759

(*1)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, and others.

(b)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1,2)	Others(*3)	Ending
Land	~~W~~	1,401,605	—	(49,131)	—	—	(3,208)	1,349,266
Buildings		2,080,843	5,870	(514)	(206,062)	(17,406)	312,560	2,175,291
Structures		2,073,097	1,287	(14,384)	(182,926)	(3,733)	223,321	2,096,662
Machinery and equipment		12,651,431	52,534	(27,432)	(1,812,571)	(42,126)	1,477,776	12,299,612
Vehicles		14,486	3,290	(5)	(7,670)	—	8,256	18,357
Tools		24,333	4,652	(14)	(11,283)	—	7,203	24,891
Furniture and fixtures		44,426	8,126	(159)	(17,745)	—	53,876	88,524
Lease assets		331,588	130,610	—	(46,654)	—	32,784	448,328
Construction-in-progress		1,595,123	1,987,316	(6,027)	—	(164,906)	(2,140,138)	1,271,368

	~~W~~	20,216,932	2,193,685	(97,666)	(2,284,911)	(228,171)	(27,570)	19,772,299

(*1)

The Company estimated the recoverable amount of individual assets that it ceased their use due to the disposal plan and others at fair value less costs to sell based on sale price or scrap value, and recognized an impairment loss since recoverable amounts are less than their carrying amounts for the year ended December 31, 2021. During the year ended December 31, 2021, the Company recognized impairment losses on damaged assets caused by the fire.

(*2)

The Company decided to stop the intended use for Synthetic Natural Gas (SNG) facility and sell the related assets. The Company estimated the recoverable amount based on expected sale price and recognized ~~W~~223,273 million of impairment loss in 2021. The remaining balances were classified as assets held for sale as of December 31, 2021.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, assets transferred to assets held for sale, and others.

20

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

(c)	Information on lease agreements for which the Company is a lessee is as follows:

1)	Right-of-use assets

①	Changes in the carrying amount of right-of-use assets presented as property, plant and equipment for the three-month period ended March 31, 2022 were as follows.

(in millions of Won)	Beginning		Acquisitions	Depreciation	Spin-off	Others	Ending
Land	~~W~~	8,402	—	(49)	(7,874)	(479)	—
Buildings		67,658	—	(1,207)	(66,451)	—	—
Structures		54,009	—	(869)	(53,140)	—	—
Machinery and equipment		83,290	—	(1,592)	(81,698)	—	—
Vehicles		5,755	—	(83)	(5,672)	—	—
Ships		210,058	—	(2,781)	(207,277)	—	—
Furniture and fixtures		19,156	966	(1,021)	(18,352)	(749)	—

	~~W~~	448,328	966	(7,602)	(440,464)	(1,228)	—

②	Changes in the carrying amount of right-of-use assets presented as property, plant and equipment for the year ended December 31, 2021 were as follows.

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	8,703	—	(301)	—	8,402
Buildings		71,431	3,471	(7,244)	—	67,658
Structures		59,221	—	(5,212)	—	54,009
Machinery and equipment		54,698	—	(8,532)	37,124	83,290
Vehicles		6,255	—	(500)	—	5,755
Ships		106,555	120,217	(16,714)	—	210,058
Furniture and fixtures		24,725	6,922	(8,151)	(4,340)	19,156

	~~W~~	331,588	130,610	(46,654)	32,784	448,328

2)	Amount recognized in profit or loss

The amounts recognized in profit or loss related to leases for the three-month periods ended March 31, 2022 and 2021 were as follows:

(in millions of Won)	March 31, 2022		March 31, 2021
Interest on lease liabilities	~~W~~	1,969	3,015
Expenses relating to short-term leases		564	723
Expenses relating to leases of low-value assets		1,197	1,523

	~~W~~	3,730	5,261

21

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

12. Intangible Assets, Net

Changes in the carrying amount of intangible assets for the three-month period ended March 31, 2022 and the year ended December 31, 2021 were as follows:

(a)	For the three-month period ended March 31, 2022

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment	Spin-off	Others(*2)	Ending
Intellectual property rights	~~W~~	22,846	—	(525)	(1,160)	—	(24,180)	3,455	436
Membership(*1)		84,758	—	—	—	828	(73,968)	—	11,618
Development expense		176,812	—	—	(12,486)	—	(164,135)	619	810
Port facilities usage rights		212,808	—	—	(2,476)	—	(210,332)	—	—
Construction-in-progress		32,392	8,074	—	—	—	(33,497)	(6,156)	813
Other intangible assets		21,794	726	—	(531)	—	(21,288)	(701)	—

	~~W~~	551,410	8,800	(525)	(16,653)	828	(527,400)	(2,783)	13,677

(*1)	Economic useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

(b)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment(*2)	Others(*3)	Ending
Intellectual property rights	~~W~~	22,758	—	(573)	(6,145)	—	6,806	22,846
Membership(*1)		81,795	3,690	(727)	—	—	—	84,758
Development expense		224,854	2,000	—	(76,588)	—	26,546	176,812
Port facilities usage rights		233,447	—	—	(20,639)	—	—	212,808
Construction-in-progress		34,924	28,590	(4,770)	—	—	(26,352)	32,392
Other intangible assets		24,148	15,775	(10,030)	(4,093)	(7,180)	3,174	21,794

	~~W~~	621,926	50,055	(16,100)	(107,465)	(7,180)	10,174	551,410

(*1)	Economic useful life of membership is indefinite.
(*2)

During the year ended December 31, 2021, the Company decided to sell a portion of purchased emission rights and recognized impairment loss which is the difference between carrying amount and net fair value.

(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

22

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

13. Other Assets

Other assets as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Current
Advance payments	~~W~~	1,617	17,398
Prepaid expenses		537	25,405
Emission rights		—	12,441

		2,154	55,244

Non-current
Long-term prepaid expenses		3	3,659
Others		9	30,707

	~~W~~	12	34,366

14. Borrowings

(a)	Borrowings as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Short-term borrowings
Short-term borrowings	~~W~~	—	672,303
Current portion of debentures		—	1,402,750
Less: Current portion of discount on debentures issued		—	(2,699)
Current portion of long-term borrowings		1,236	—

	~~W~~	1,236	2,072,354

Long-term borrowings
Long-term borrowings	~~W~~	—	1,210
Debentures		1,430,117	6,146,233
Less: Discount on debentures issued		—	(17,665)

	~~W~~	1,430,117	6,129,778

(b) Short-term borrowings as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)		Issuance	Maturity	Annual
	Lenders	date	date	interest rate (%)	March 31, 2022		December 31, 2021
Transfers of account receivables that do not qualify for derecognition	—	—	—	—	~~W~~	—	214,465
Borrowings in foreign trade	—	—	—	—		—	457,838

					~~W~~	—	672,303

23

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

(c) Current portion of debentures and long-term borrowings as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)		Issuance	Maturity	Annual
	Lenders	date	date	interest rate (%)	March 31, 2022		December 31, 2021
Debentures	—	—	—	—	~~W~~	—	809,447
Foreign debentures	—	—	—	—		—	590,604
Foreign borrowings	KOREA ENERGY AGENCY	2007.12.27~ 2008.12.29	2022.12.29	3 year Government bond		1,236	—

					~~W~~	1,236	1,400,051

(d)	Long-term borrowings and others excluding current portion, as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)		Issuance	Maturity	Annual
	Lenders	date	date	interest rate (%)	March 31, 2022		December 31, 2021
Foreign borrowings	—	—	—	—	~~W~~	—	1,210
Debentures	—	—	—	—		—	1,736,868
Foreign debentures	—	—	—	—		—	2,956,507
Exchangeable bonds(*1)	Foreign currency exchangeable bonds	2021.09.01.	2026.09.01.	—		1,430,117	1,435,193

					~~W~~	1,430,117	6,129,778

(*1) The issuance conditions of the exchangeable bonds issued by the Company are as follows:

Foreign currency exchangeable bonds
Type of bond	Exchangeable bonds
Aggregate principal amount	EUR 1,065,900,000
Interest rate	- Coupon rate : -
- Yield to maturity : (0.78%)
Maturity date	September 1, 2026
Redemption	- Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not excercised on, is repaid at maturity as a lump sum
- Prepayment : The issuer has call option and the bondholders have put option
Exchange rate	100%

Exchange price	478,124
(Won/share)
Underlying shares	Registered common shares(treasury shares)
Exchange period	From October 12, 2021 to August 22, 2026
Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders	- 3 years(September 1, 2024) from the closing date
- In the event of a change of control of the Company
- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the issuer	- Share price(based on closing price) is higher than 130% of exchange price for more than
20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024)
from the closing day to 30 business days before the maturity of bonds
- When the outstanding balance of outstanding bonds is less than 10% of the total issuance
(Clean Up Call)
- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

24

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

15. Other Payables

Other payables as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Current
Accounts payable	~~W~~	86,982	727,844
Accrued expenses		4,203	475,056
Dividend payable		380,876	3,237
Lease liabilities		—	48,062
Withholdings		26,180	13,260

	~~W~~	498,241	1,267,459

Non-current
Long-term accrued expenses	~~W~~	—	27
Lease liabilities		—	398,513
Long-term withholdings		—	604

	~~W~~	—	399,144

16. Other Financial Liabilities

Other financial liabilities as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Current
Derivative liabilities	~~W~~	—	3,429
Financial guarantee liabilities		10,327	10,326

	~~W~~	10,327	13,755

Non-current
Financial guarantee liabilities	~~W~~	20,712	21,991

25

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

17. Provisions

(a)	Provisions as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022			December 31, 2021
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1,2)	~~W~~	2,184	151	21,365	25,155
Provision for restoration(*3)		2,592	886	5,902	6,601
Emission liabilities(*4)		—	—	34,059	—
Provision for product warranties(*5)		—	—	23,083	4,999

	~~W~~	4,776	1,037	84,409	36,755

(*1)	Represents the provision for bonuses limited to 100% of annual salaries for executives.
(*2)	The Company estimated the present value of estimated future cash payments about the long-term service award, based on actuarial measurement.
(*3)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery as provisions for restoration as of March 31, 2022. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 2.67% to assess present value of these costs.

(*4)	The Company has recognized emission liabilities for greenhouse gas emissions exceeding the quantity of the quantity of emission quota rights as of December 31, 2021.
(*5)	As of December 31, 2021, the Company recognized the expected claim cost to be charged as a provision.

(b)	Changes in provisions for the three-month period ended March 31, 2022 and the year ended December 31, 2021 were as follows:

1)	For the three-month period ended March 31, 2022

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Spin-off	Ending
Provision for bonus payments	~~W~~	46,520	17,549	(325)	(29,796)	(31,613)	2,335
Provision for restoration		12,503	1,144	—	(1,325)	(8,844)	3,478
Provision for legal contingencies and claims		—	417	—	—	(417)	—
Emission liabilities		34,059	1,510	—	—	(35,569)	—
Provision for product warranties		28,082	2,980	—	—	(31,062)	—

	~~W~~	121,164	23,600	(325)	(31,121)	(107,505)	5,813

2)	For the year ended December 31, 2021

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	48,979	74,240	—	(76,699)	46,520
Provision for restoration		17,561	291	(186)	(5,163)	12,503
Provision for legal contingencies and claims		6,989	2,500	(2,052)	(7,437)	—
Emission liabilities		20,224	34,059	(19,391)	(833)	34,059
Provision for product warranties		22,453	27,434	—	(21,805)	28,082

	~~W~~	116,206	138,524	(21,629)	(111,937)	121,164

26

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

18. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the three-month periods ended March 31, 2022 and 2021 were as follows:

(in millions of Won)	March 31, 2022		March 31, 2021
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	6,134	8,556

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities (assets) in the statements of financial position as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Present value of funded obligations	~~W~~	25,090	1,330,938
Fair value of plan assets		(18,424)	(1,543,469)

Net defined benefit liabilities (assets)	~~W~~	6,666	(212,531)

2)	Changes in present value of defined benefit obligations for the three-month period ended March 31, 2022 and the year ended December 31, 2021 were as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Defined benefit obligation at the beginning of period	~~W~~	1,330,938	1,378,597
Current service costs		18,741	123,312
Interest costs		5,468	28,892
Remeasurement		106,795	(49,259)
Reclassification to liabilities directly related to assets held for sale		—	(5,675)
Benefits paid		(58,210)	(144,929)
Spin-off		(1,378,642)	—

Defined benefit obligation at the end of period	~~W~~	25,090	1,330,938

27

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

3)	Changes in the fair value of plan assets for the three-month period ended March 31, 2022 and the year ended December 31, 2021 were as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Fair value of plan assets at the beginning of period	~~W~~	1,543,469	1,455,098
Interest on plan assets		6,704	31,145
Remeasurement of plan assets		(3,565)	(4,534)
Contributions to plan assets		—	200,000
Reclassification to liabilities directly related to assets held for sale		—	(5,490)
Benefits paid		(51,222)	(132,750)
Spin-off		(1,476,962)	—

Fair value of plan assets at the end of period	~~W~~	18,424	1,543,469

4)	The amounts recognized in the statements of comprehensive income for the three-month periods ended March 31, 2022 and 2021 were as follows:

(in millions of Won)	March 31, 2022		March 31, 2021
Current service costs	~~W~~	18,741	32,051
Net interest costs		(1,236)	(646)

	~~W~~	17,505	31,405

19. Other Liabilities

Other liabilities as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Current
Advances received	~~W~~	6	24,807
Withholdings		857	60,535
Unearned revenue		—	59,619

	~~W~~	863	144,961

Non-current
Unearned revenue	~~W~~	—	3,744

28

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

20. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of March 31, 2022 and December 31, 2021 are as follows:

①	March 31, 2022

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Short term financial instruments	~~W~~	4,862,044	—	4,862,044	—	4,862,044
Debt securities		1,400	—	—	1,400	1,400
Other securities		88,277	—	—	88,277	88,277
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		1,212,112	1,130,670	—	81,442	1,212,112
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		532,410	—	—	—	—
Trade accounts and notes receivable		221,904	—	—	—	—
Debt securities		100,000	—	—	—	—
Other receivables		271,099	—	—	—	—
Deposit instruments		51	—	—	—	—

	~~W~~	7,291,297	1,130,670	4,862,044	173,119	6,165,833

Financial liabilities
Fair value through profit or loss
Borrowings		1,430,117	1,430,117	—	—	1,430,117
Financial liabilities measured at amortized cost(*1)
Borrowings		1,236	—	—	—	—
Financial guarantee liabilities		31,039	—	—	—	—
Others		495,423	—	—	—	—

	~~W~~	1,957,815	1,430,117	—	—	1,430,117

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

29

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

②	December 31, 2021

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	170,471	—	170,471	—	170,471
Short-term financial instruments		8,013,857	—	8,013,857	—	8,013,857
Debt securities		4,750	—	—	4,750	4,750
Other securities		71,492	—	—	71,492	71,492
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		1,084,574	999,431	—	85,143	1,084,574
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		2,042,274	—	—	—	—
Trade accounts and notes receivable		6,005,022	—	—	—	—
Debt securities		150,000	—	—	—	—
Other receivables		495,306	—	—	—	—
Deposit instruments		1,436,943	—	—	—	—

	~~W~~	19,476,689	999,431	8,184,328	163,385	9,347,144

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	3,429	—	3,429	—	3,429
Borrowings		1,435,193	1,435,193	—	—	1,435,193
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		2,453,068	—	—	—	—
Borrowings		6,766,939	—	6,875,206	—	6,875,206
Financial guarantee liabilities		32,317	—	—	—	—
Others		1,546,986	—	—	—	—

	~~W~~	12,237,932	1,435,193	6,878,635	—	8,313,828

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

30

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

2)	Financial liabilities were recognized in connection with financial guarantee contracts as of March 31, 2022. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Subsidiaries
POSCO Maharashtra	DBS	USD	35,000,000	42,378	35,000,000	42,378
Steel Private Limited	SMBC	USD	35,000,000	42,378	35,000,000	42,378
	BNP	USD	30,000,000	36,324	30,000,000	36,324
	CITI	USD	20,000,000	24,216	20,000,000	24,216
	SC	USD	19,784,000	23,954	19,784,000	23,954
POSCO ASSAN TST	SOCIETE GENERALE	USD	37,800,000	45,768	37,800,000	45,768
STEEL INDUSTRY	CITI	USD	36,000,000	43,589	36,000,000	43,589
	ING	USD	36,000,000	43,589	36,000,000	43,589
	BNP	USD	22,074,750	26,728	22,074,750	26,728
POSCO Asia Co., Ltd.	Credit Agricole	USD	50,000,000	60,540	—	—
	ING	USD	50,000,000	60,540	—	—
	MIZUHO	USD	50,000,000	60,540	—	—
	Shinhan	USD	50,000,000	60,540	—	—
POSCO MEXICO S.A. DE C.V	BOA	USD	30,000,000	36,324	25,000,000	30,270
	Citi BANAMEX	USD	30,000,000	36,324	25,000,000	30,270
	ANZ	USD	20,000,000	24,216	16,666,667	20,180
	MIZUHO	USD	20,000,000	24,216	16,666,667	20,180
	SMBC	USD	20,000,000	24,216	16,666,667	20,180
POSCO-VIETNAM Co., Ltd.	Credit Agricole	USD	40,000,000	48,432	35,897,436	43,465
	SMBC	USD	50,000,000	60,540	35,897,436	43,465
	MUFG	USD	26,000,000	31,481	32,307,692	39,118
	CITI	USD	20,000,000	24,216	17,948,718	21,732
	MIZUHO	USD	20,000,000	24,216	17,948,718	21,732
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	757,000,000	916,576	454,192,580	549,936
	SMBC	USD	290,000,000	351,132	215,332,522	260,725
	HSBC	USD	221,000,000	267,587	171,780,870	207,992
	SC	USD	110,000,000	133,188	110,000,000	133,188
	SCB	USD	107,800,000	130,524	50,548,522	61,204
	MUFG	USD	60,000,000	72,648	60,000,000	72,648
	BTMU	USD	119,000,000	144,085	54,636,522	66,154
	MIZUHO	USD	165,000,000	199,782	108,208,696	131,019
	ANZ	USD	103,500,000	125,318	64,800,348	78,460
	Credit Suisse	USD	91,000,000	110,183	41,780,870	50,588
	BOA	USD	105,000,000	127,134	86,069,565	104,213
	The Tokyo Star Bank	USD	21,000,000	25,427	9,641,739	11,674
POSCO COATED STEEL	ANZ	THB	1,175,000,000	42,700	1,072,473,187	38,974
(THAILAND) CO., LTD.	MUFG	THB	1,175,000,000	42,700	1,072,473,187	38,974
	SC	THB	1,175,000,000	42,700	1,072,473,187	38,974
	SMBC	THB	1,175,000,000	42,700	1,072,473,187	38,974
	CITI	THB	801,000,000	29,108	731,107,253	26,568
Associates
LLP POSUK Titanium	SMBC	USD	13,500,000	16,346	13,500,000	16,346
Nickel Mining Company SAS	SMBC	EUR	46,000,000	62,152	46,000,000	62,152
Joint ventures
CSP - Compania	BNDES	BRL	464,060,000	117,774	464,060,000	117,774
Siderurgica do Pecem	Export-Import Bank of Korea	USD	182,000,000	220,364	159,984,600	193,710
	BNP	USD	47,600,000	57,634	41,156,200	49,832
	MIZUHO	USD	47,600,000	57,634	41,156,200	49,832
	Santander	USD	47,600,000	57,634	41,156,200	49,832
	Credit Agricole	USD	20,000,000	24,216	17,292,600	20,938
	KfW	USD	20,000,000	24,216	17,292,600	20,938
	SOCIETE GENERALE	USD	20,000,000	24,216	17,292,600	20,938
	BBVA Seoul	USD	17,600,000	21,310	15,217,400	18,425
	ING	USD	17,600,000	21,310	15,217,400	18,425

		USD	3,331,458,750	4,033,729	2,317,916,785	2,806,533
		THB	5,501,000,000	199,908	5,021,000,001	182,464
		BRL	464,060,000	117,774	464,060,000	117,774
		EUR	46,000,000	62,152	46,000,000	62,152

31

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

3)	Finance income and costs by category of financial instrument for the three-month periods ended March 31, 2022 and 2021 were as follows:

①	For the three-month period ended March 31, 2022

(in millions of Won)	Finance income and costs							Other comprehensive income (loss)
	Interest income (expense)		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total
Financial assets at fair value through profit or loss	~~W~~	41,350	—	204	19,774	—	61,328	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	94,463
Financial assets measured at amortized cost		7,828	58,797	—	—	—	66,625	—
Financial liabilities at fair value through profit or loss		—	(9,302)	(4,188)	11,358	—	(2,132)	—
Financial liabilities measured at amortized cost		(24,469)	(83,927)	—	—	2,569	(105,827)	—

	~~W~~	24,709	(34,432)	(3,984)	31,132	2,569	19,994	94,463

②	For the three-month period ended March 31, 2021

(in millions of Won)	Finance income and costs								Other comprehensive income (loss)
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total
Financial assets at fair value through profit or loss	~~W~~	30,166	—	—	166	42,811	—	73,143	—
Financial assets at fair value through other comprehensive income		—	19,940	—	92	—	—	20,032	75,307
Financial assets measured at amortized cost		2,758	—	103,734	—	—	—	106,492	—
Financial liabilities at fair value through profit or loss		—	—	—	1,674	86,957	—	88,631	—
Financial liabilities measured at amortized cost		(47,307)	—	(224,098)	—	—	1,291	(270,114)	—

	~~W~~	(14,383)	19,940	(120,364)	1,932	129,768	1,291	18,184	75,307

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~232,331 million for the three-month period ended March 31, 2021.

(b) Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2021.

32

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

21. Share Capital and Capital Surplus

(a) Share capital as of March 31, 2022 and December 31, 2021 are as follows:

(in Won, except share information)	March 31, 2022		December 31, 2021
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2022, total shares of ADRs of 26,101,884 are equivalent to 6,525,471 shares of common stock.
(*2)	As of March 31, 2022, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b) Capital surplus as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		806,114	796,623
Gain from merger		80,628	80,628
Loss on disposal of hybrid bonds		(1,787)	(1,787)

	~~W~~	1,348,780	1,339,289

22. Hybrid Bonds

Hybrid bonds classified as equity as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	March 31, 2022		December 31, 2021
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60	~~W~~	—	200,000
Issuance cost					—	(616)

				~~W~~	—	199,384

(*1)	During the three-month period ended March 31, 2022, it was transferred to a newly established company(POSCO) upon a vertical spin-off.

33

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

23. Reserves

Reserves as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(118,308)	(211,849)

24. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. The changes in treasury shares for three-month period ended March 31, 2022 and the year ended December 31, 2021 were as follows:

(shares, in millions of Won)	March 31, 2022			December 31, 2021
	Number of shares	Amount		Number of shares	Amount
Beginning	11,561,263	~~W~~	2,508,294	11,171,363	~~W~~	2,391,523
Acqusition of treasury shares	—		—	389,900		116,771
Disposal of treasury shares	(223,605)		(48,513)	—		—

Ending	11,337,658	~~W~~	2,459,781	11,561,263	~~W~~	2,508,294

25. Revenue

(a)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month periods ended March 31, 2022 and 2021 were as follows:

(in millions of Won)	March 31, 2022		March 31, 2021
Types of revenue
Sales of steel product	~~W~~	7,262,347	7,512,143
Transportation services		241,733	244,129
Dividend income		232,591	—
Others		42,606	44,175

	~~W~~	7,779,277	7,800,447

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	7,513,655	7,540,281
Revenue recognized over time		265,622	260,166

	~~W~~	7,779,277	7,800,447

34

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

(b)	Details of contract assets and liabilities from contracts with customers as of March 31, 2022 and December 31, 2021 are as follows:

(in millions of Won)	March 31, 2022		December 31, 2021
Receivables
Account receivables	~~W~~	221,904	6,005,022
Contract assets
Account receivables		17,063	18,161
Contract liabilities
Advance received		6	24,807
Unearned income		—	63,363

26. Selling and Administrative Expenses

(a) Other administrative expenses

Other administrative expenses for the three-month periods ended March 31, 2022 and 2021 were as follows:

(in millions of Won)	March 31, 2022		March 31, 2021
Wages and salaries	~~W~~	67,495	63,308
Expenses related to post-employment benefits		6,816	10,571
Other employee benefits		17,654	12,958
Travel		1,785	2,243
Depreciation		7,361	6,602
Amortization		5,161	18,852
Rental		12,474	15,421
Repairs		1,108	1,584
Advertising		14,563	12,844
Research & development		19,924	18,623
Service fees		33,954	36,773
Supplies		137	514
Vehicles maintenance		861	1,138
Industry association fee		1,412	1,465
Training		812	244
Conference		1,014	977
Others		14,214	5,786

	~~W~~	206,745	209,903

35

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

(b) Selling expenses

Selling expenses for the three-month periods ended March 31, 2022 and 2021 were as follows:

(in millions of Won)	March 31, 2022		March 31, 2021
Freight and custody	~~W~~	20,724	30,580
Operating expenses for distribution center		935	1,533
Sales commissions		14,486	16,664
Sales advertising		29	49
Sales promotion		201	295
Sample		133	233
Sales insurance premium		1,086	1,441

	~~W~~	37,594	50,795

27. Finance income and costs

Details of finance income and costs for the three-month periods ended March 31, 2022 and 2021 were as follows:

(in millions of Won)	March 31, 2022		March 31, 2021
Finance income
Interest income(*1)	~~W~~	49,178	32,924
Dividend income		—	252,271
Gain on foreign currency transactions		44,563	97,128
Gain on foreign currency translations		37,270	48,847
Gain on valuation of derivatives		21,631	134,140
Others		17,671	3,964

	~~W~~	170,313	569,274

Finance costs
Interest expenses	~~W~~	24,469	47,307
Loss on foreign currency transactions		39,852	73,714
Loss on foreign currency translations		76,413	192,625
Others		9,584	5,112

	~~W~~	150,318	318,758

(*1)	Interest income calculated using the effective interest method for the three-month periods ended March 31, 2022 and 2021 were ~~W~~7,828 million and ~~W~~2,757 million, respectively.

36

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

28. Other Non-Operating income and expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2022 and 2021 were as follows:

(in millions of Won)	March 31, 2022		March 31, 2021
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	5,443	2,770
Gain on disposals of assets held for sale		2,706	790
Gain on insurance settlements		8	287
Others(*1)		7,211	31,401

	~~W~~	15,368	35,248

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	18,281	23,756
Impairment loss on property, plant and equipment		3	3,113
Impairment loss on investment in subsidiaries, associates and joint ventures		—	1,500
Donations		19	2,004
Impairment loss on intangible assets		—	7,180
Others		8,454	14,644

	~~W~~	26,757	52,197

(*1)

During the three-month period ended March 31, 2021, the Company recognized ~~W~~28,366 million of non-operating income for refund of other than income tax as a result of administrative litigation for tax audits.

37

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

29. Expenses by nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month periods ended March 31, 2022 and 2021 were as follows (excluding finance costs and income tax expenses):

(in millions of Won)	March 31, 2022		March 31, 2021
Changes in inventories(*1)	~~W~~	(3,222)	(216,576)
Raw materials and consumables used		4,881,888	4,695,958
Employee benefits expenses		319,856	463,321
Outsourced processing cost		429,127	589,023
Depreciation(*2)		384,886	573,174
Amortization		16,653	27,201
Electricity and water expenses		80,787	71,855
Service fees		40,594	52,133
Rental		19,090	24,732
Advertising		14,563	12,844
Freight and custody expenses		207,320	200,802
Sales commissions		14,486	16,664
Loss on disposals of property, plant and equipment		18,281	23,756
Other expenses		312,175	245,221

	~~W~~	6,736,484	6,780,108

(*1)	Changes in inventories are the changes in product, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.

30. Income taxes

The effective tax rates of the Company for the three-month periods ended March 31, 2022 and 2021 were 230.24% and 27.10% respectively.

The Company’s vertical spin-off meets the requirements for qualified spin-off under the Corporate Tax Act. Accordingly, transfer gains of ~~W~~8,166,109 million under the Corporate Tax Act were incurred for the net asset transferred to the newly established company, and the Company simultaneously set a provision for accelerated depreciation on the transfer gains and recognized deferred tax liabilities of ~~W~~2,245,680 million.

Deductible temporary differences related to the investment in newly established company (POSCO) which is caused by transfer gains under the Corporate Tax Act were not recognized as deferred tax assets, since it is not probable they will reverse through disposal or liquidation. The effect of our estimation and accounting for the recoverability of temporary differences on the increase in corporate tax costs for the three-month period ended March 31, 2022 is ~~W~~2,245,680 million.

38

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

31. Earnings per Share

Basic earnings(loss) per share for the three-month periods ended March 31, 2022 and 2021 were as follows:

(in Won, except share information)	March 31, 2022		March 31, 2021
Profit(loss) for the period	~~W~~	(1,404,227,032,116)	952,175,503,207
Interests of hybrid bonds, net of tax		(1,078,164,383)	(1,644,657,534)
Weighted-average number of common shares outstanding(*1)		75,710,045	75,911,805
Basic earnings(loss) per share	~~W~~	(18,562)	12,522

(*1)	The weighted-average number of common shares used to calculate basic earnings(loss) per share are as follows:

(shares)	March 31, 2022	March 31, 2021
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(11,476,790)	(11,275,030)

Weighted-average number of common shares outstanding	75,710,045	75,911,805

The Company holds exchangeable bonds as potential common stocks with a diluting effect as of three-month period ended March 31, 2022, but the Company did not calculate diluted loss per share due to anti-dilutive effect. Meanwhile, since there were no potential shares of common stock which had dilutive effects as of March 31, 2021, diluted earnings per share is equal to basic earnings per share.

39

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

32. Related Party Transactions

(a)	Significant transactions with related companies for the three-month periods ended March 31, 2022 and 2021 were as follows:

1)	For the three-month period ended March 31, 2022

(in millions of Won)	Sales and others(*1)				Purchase and others(*2)
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO	~~W~~	1,467	—	—	—	—	—	3
POSCO ENGINEERING & CONSTRUCTION CO., LTD.		1,505	16,555	7	—	85,302	—	9,711
POSCO STEELEON CO., Ltd (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		131,512	—	215	—	—	7,656	6
POSCO ICT(*4)		336	4,970	18	—	24,115	10,190	32,403
eNtoB Corporation		2	24	—	60,649	9,698	32	3,197
POSCO CHEMICAL CO., LTD		80,582	13,878	44	84,301	4,757	56,325	908
POSCO ENERGY CO., LTD.		762	—	—	6,682	—	—	3,925
POSCO MOBILITY SOLUTION		175,738	—	—	—	—	8,802	28
POSCO INTERNATIONAL Corporation		2,099,457	62,093	—	244,230	—	768	1,049
POSCO Thainox Public Company Limited		48,679	—	—	—	—	—	1
POSCO Canada Ltd.		—	—	139	77,703	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		32,423	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.		28,790	—	—	835	—	—	16
POSCO-VIETNAM Co., Ltd.		43,769	—	53	—	—	—	—
POSCO MEXICO S.A. DE C.V.		102,428	—	16	—	—	—	—
POSCO Maharashtra Steel Private Limited		170,671	—	66	—	—	—	120
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		42,320	—	—	—	—	—	15
POSCO VST CO., LTD.		27,906	—	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	417	380,061	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		47,018	—	60	—	—	—	8
Others		189,573	963	1,174	61,471	13,042	53,139	199,484

		3,224,938	98,483	2,209	915,932	136,914	136,912	250,874

Associates and joint ventures(*3)
SNNC		3,122	5,348	8	148,239	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		25,614	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	90,388	—	210,455	—	—	—
Others		76,723	8,617	3,373	16,485	—	—	301

		105,459	104,353	3,381	375,179	—	—	301

	~~W~~	3,330,397	202,836	5,590	1,291,111	136,914	136,912	251,175

(*1)	Sales and others mainly consist of sales of steel products(before spin-off), trademark usage income, rental income, and dividend income to subsidiaries, associates and joint ventures.
(*2)	Purchase and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of March 31, 2022, the Company provided guarantees to related companies (Note 20).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

40

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

2)	For the three-month period ended March 31, 2021

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,614	11,037	32	—	88,862	60	6,463
POSCO STEELEON CO., Ltd (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		123,426	1,706	328	—	—	7,447	161
POSCO ICT		447	4,970	20	—	34,290	10,706	49,422
eNtoB Corporation		4	—	—	60,190	9,647	14	4,507
POSCO CHEMICAL CO., LTD		57,959	11,208	5,072	114,065	1,389	74,295	1,426
POSCO ENERGY CO., LTD.		760	—	689	2,129	—	—	5,605
POSCO MOBILITY SOLUTION		148,773	—	—	—	—	10,694	206
POSCO INTERNATIONAL Corporation		1,898,357	54,331	—	166,152	—	347	536
POSCO Thainox Public Company Limited		60,873	—	—	—	—	—	20
POSCO Canada Ltd.		—	—	491	34,796	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		40,948	—		—	—	—	—
POSCO JAPAN Co., Ltd.		357,971	—	1	7,601	4	—	480
POSCO-VIETNAM Co., Ltd.		80,910	—	339	—	—	—	—
POSCO MEXICO S.A. DE C.V.		92,791	—	34	—	—	—	—
POSCO Maharashtra Steel Private Limited		168,852	—	84	—	—	—	89
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		28,512	—	—	—	—	—	—
POSCO VST CO., LTD.		56,408	—	—	—	—	—	8
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	610	350,571	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		65,532	—	49	8	—	—	10
Others		341,735	19,712	1,709	34,716	9,752	60,982	20,974

		3,525,872	102,964	9,458	770,228	143,944	164,545	89,907

Associates and joint ventures
SNNC		7,513	1,469	574	151,759	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		12,649	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	116,076	—	486,975	—	—	—
Others		8,837	11,577	1,362	21,723	—	—	9,173

		28,999	129,122	1,936	660,457	—	—	9,173

	~~W~~	3,554,871	232,086	11,394	1,430,685	143,944	164,545	99,080

(b)	The related account balances of significant transactions with related companies as of March 31, 2022 and December 31, 2021 are as follows:

1)	March 31, 2022

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	1,614	14,663	16,277	77,846	—	77,846
POSCO ENGINEERING & CONSTRUCTION CO., LTD.		17,029	—	17,029	—	—	—
POSCO STEELEON CO., Ltd (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		109	—	109	—	—	—
POSCO ICT		4,324	—	4,324	—	917	917
eNtoB Corporation		24	—	24	—	—	—
POSCO CHEMICAL CO., LTD		14,006	—	14,006	—	636	636
POSCO ENERGY CO., LTD.		291	—	291	—	1,593	1,593
POSCO MOBILITY SOLUTION		22	—	22	—	—	—
POSCO INTERNATIONAL Corporation		62,189	—	62,189	—	502	502
Qingdao Pohang Stainless Steel Co., Ltd.		12	—	12	—	—	—
POSCO Maharashtra Steel Private Limited		43	1,084	1,127	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		6	984	990	—	—	—
PT. KRAKATAU POSCO		—	14,630	14,630	—	—	—
Others		1,759	2,800	4,559	552	3,334	3,886

		101,428	34,161	135,589	78,398	6,982	85,380

Associates and joint ventures
SNNC		5,355	—	5,355	—	—	—
Roy Hill Holdings Pty Ltd		90,388	—	90,388	—	—	—
FQM Australia Holdings Pty Ltd		—	181,620	181,620	—	—	—
Others		8	14,754	14,762	—	—	—

		95,751	196,374	292,125	—	—	—

	~~W~~	197,179	230,535	427,714	78,398	6,982	85,380

41

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

2)	December 31, 2021

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	5,692	10	5,702	—	97,007	507	97,514
POSCO STEELEON CO., Ltd (formerly, POSCO COATED & COLOR STEEL Co., Ltd.)		95,001	—	95,001	—	154	5,082	5,236
POSCO ICT		221	3	224	3,736	155,064	27,562	186,362
eNtoB Corporation		—	—	—	1,683	23,851	—	25,534
POSCO CHEMICAL CO., LTD		35,895	3,664	39,559	12,969	57,498	17,990	88,457
POSCO ENERGY CO., LTD.		1,485	292	1,777	—	6,169	10,066	16,235
POSCO MOBILITY SOLUTION		133,608	—	133,608	71	2,232	5,104	7,407
POSCO INTERNATIONAL Corporation		1,279,463	4	1,279,467	4,831	483	502	5,816
POSCO Thainox Public Company Limited		54,804	—	54,804	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		35,423	—	35,423	—	83	—	83
POSCO MEXICO S.A. DE C.V.		179,428	251	179,679	—	—	—	—
POSCO Maharashtra Steel Private Limited		530,693	1,048	531,741	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	14	14	169,565	90	—	169,655
POSCO ASSAN TST STEEL INDUSTRY		220,481	951	221,432	—	—	—	—
PT.KRAKATAU POSCO		1,395	14,750	16,145	—	—	—	—
Others		366,857	7,011	373,868	22,583	48,274	84,778	155,635

		2,940,446	27,998	2,968,444	215,438	390,905	151,591	757,934

Associates and joint ventures
SNNC		420	65	485	52,396	—	—	52,396
Roy Hill Holdings Pty Ltd		—	34,356	34,356	436,774	—	—	436,774
FQM Australia Holdings Pty Ltd		—	181,122	181,122	—	—	—	—
Others		168,167	15,895	184,062	5,549	187	—	5,736

		168,587	231,438	400,025	494,719	187	—	494,906

	~~W~~	3,109,033	259,436	3,368,469	710,157	391,092	151,591	1,252,840

(c)	For the three-month periods ended March 31, 2022 and 2021, details of compensation to key management officers were as follows:

(in millions of Won)	March 31, 2022		March 31, 2021
Short-term benefits	~~W~~	26,477	11,217
Long-term benefits		—	1,383
Retirement benefits		2,903	4,835

	~~W~~	29,380	17,435

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

42

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

33. Commitments and Contingencies

(a)	Commitments

1)

As of March 31, 2022, the Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowing, which is limited up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowing depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of March 31, 2022, the ending balance of the borrowing amounts to USD 1.02 million.

2)

The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO ENERGY CO., LTD.

3)	The Company has deposited 3,032,613 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of March 31, 2022.

(b)	As of March 31, 2022, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

(c)	Litigation in progress

The Company is involved in 1 lawsuit for validity of Board of Directors’ approval amounted to ~~W~~100 million as defendant as of March 31, 2022. However, the Company has not recognized any provisions for the lawsuit since the Company does not believe it has a present obligation as of March 31, 2022.

(d)	The Company is jointly liable for guarantees of indebtedness (including financial guarantee contracts) before the spin-off date of POSCO.

43

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

34. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the three-month periods ended March 31, 2022 and 2021 were as follows:

(in millions of Won)	March 31, 2022		March 31, 2021
Trade accounts and notes receivable, net	~~W~~	(450,186)	(392,886)
Other accounts receivable		(94,448)	(22,993)
Accrued revenues		(2,129)	(5,140)
Inventories		354,262	(663,730)
Prepaid expenses		(41,384)	(13,893)
Other current assets		(1,041)	40
Long-term guarantee deposits		17	(26)
Derivative assets		5,781	(3,574)
Other non-current assets		126	(18,614)
Trade accounts and notes payable		(417,714)	(250,809)
Other accounts payable		(30,194)	(171,395)
Accrued expenses		(60,428)	(22,664)
Advances received		(3,599)	(411)
Withholdings		(5,926)	3,472
Unearned revenue		(2,731)	5,029
Other current liabilities		(13,607)	(17,147)
Derivative liabilities		—	6,523
Payments of severance benefits		(58,204)	(48,770)
Plan assets		51,222	32,499
Other non-current liabilities		(289)	(314)

	~~W~~	(770,472)	(1,584,803)

44

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

35. Spin-off

(a)	On March 1, 2022, the Company executed the spin-off for the purpose of production and sales of steel rolled products and plates, and established a new wholly owned subsidiary with the name of POSCO.

Details

Method	Vertical Spin-off

Related Entities	POSCO HOLDINGS INC. (surviving company after the spin-off)

POSCO (newly established entity for the spin-off)

Board of Directors date	December 10, 2021

Approval of shareholders’ meeting	January 28, 2022

Effective spin-off date	March 1, 2022

(b)	Assets and liabilities transferred to the newly established company through spin-off and its value

Assets and liabilities were carried over to the newly established company as specified in the spin-off plan approved by the shareholders on January 28, 2022. Changes in assets and liabilities related to the division, which occur as a result of operations until the spin-off date, were adjusted.

(c)	Accounting of spin-off

①	Assets and liabilities transferred to the newly established company were measured at their carrying amount prior to the spin-off.

②

Among the deferred tax assets (liabilities) related to the transferred assets and liabilities, only those items that can be transferred under the Corporate Tax Act were transferred to the newly established company.

(d)	Rights and obligations transferred to the newly established company

Active and passive assets, other rights and obligations including rights and obligations under public law, and factual relations with monetary value (including licensing, labor relations, contract relations, litigation and others), which are related to the business subject to divide, are carried over to the newly established company. Otherwise, it is carried over to the surviving company.

(e)	Obligations of the Company as a result of the spin-off

Pursuant to Article 530-3(1) of the Commercial Code of the Republic of Korea, the spin-off shall be approved by the special resolution at the shareholders’ meeting. The surviving company and the newly established company are jointly liable for the liabilities of the Company before the spin-off date under Article 530(9)(1) of the Commercial Code of the Republic of Korea.

45

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

(f)	Details of assets and liabilities transferred to the newly established company as of the spin-off date are as follows:

(in millions of Won)	March 1, 2022
Assets
Cash and cash equivalents	~~W~~	1,910,211
Trade accounts and notes receivable, net		6,469,413
Other receivables, net		477,252
Other short-term financial assets		3,589,789
Inventories		7,268,929
Assets held for sale		24,250
Other current assets		96,266

Total current assets		19,836,110

Long-term trade accounts and notes receivable, net		5,374
Other receivables, net		81,731
Other long-term financial assets		184,487
Investments in subsidiaries, associates and joint ventures		236,174
Investment property, net		12,933
Property, plant and equipment, net		19,409,737
Intangible assets, net		527,400
Defined benefit assets, net		98,320
Other non-current assets		34,232

Total non-current assets		20,590,388

Total assets	~~W~~	40,426,498

Liabilities
Trade accounts and notes payable	~~W~~	2,042,473
Short-term borrowings and current installments of long-term borrowings		2,994,566
Other payables		956,789
Other short-term financial liabilities		3,534
Provisions		70,000
Other current liabilities		126,904

Total current liabilities		6,194,266

Long-term borrowings, excluding current installments		4,127,763
Other payables		395,278
Long-term provisions		37,505
Deferred tax liabilities		26,926
Other non-current liabilities		3,698

Total non-current liabilities		4,591,170

Total liabilities		10,785,436

Equity
Hybrid bonds		199,384

Total equity		199,384

Total liabilities and equity	~~W~~	10,984,820

Net assets transferred (Investment in subsidiary)	~~W~~	29,441,678

46

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2022

(Unaudited)

36. Events after the reporting period

Pursuant to the resolution of the Board of Directors on May 13, 2022, the Company decided to pay interim cash dividends of ~~W~~ 4,000 per common share (total dividend: ~~W~~ 303.4 billion).

47